11/14.

02060617

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Airport Terminal Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 5117 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/16/02

Exemption No: 82-5117

02 NOV 14 AM 9:49

ARIS
3-31-02

SATS in focus

ANNUAL REPORT 2001/2002

Singapore Airport Terminal Services

SATS

CONTENTS

OUR MISSION

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

REGISTERED OFFICE
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

CORPORATE WEBSITE
www.sats.com.sg

INVESTOR RELATIONS CONTACTS
Tel: (65) 6541 8153
Fax:(65) 6541 8154

" I manage." " I deliver." " I identify." " I focus." " I assist." " I serve." " I invent."
" I communicate." " I seek." " I lead." " I explore." " I develop." " I excel."
" I guide." " I innovate." " I create." " I build." " I invent." " I empower." " I provide."


LR 247



”

every minute, every hour, everyday.








DF585L
SATS

" we make it happen.


BELT
17


NISSAN
YG 4899 P

CORPORATE INFORMATION

BOARD OF DIRECTORS

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Deputy Chairman

Chew Choon Seng
Director

Barry Desker
Director

Richard Charles Helfer
Director

Hong Hai
Director

Ng Kee Choe
Director

Ow Chin Hock
Director
(Appointed 21.5.02)

Jimmy Phoon Siew Heng
Director
(Appointed 21.5.02)

AUDIT COMMITTEE

Ng Kee Choe
Chairman

Hong Hai
Member

Chew Choon Seng
Member

SATS BOARD COMMITTEE

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Member

Chew Choon Seng
Member

REMUNERATION COMMITTEE

Richard Charles Helfer
Chairman

Michael Tan Jiak Ngee
Member

Hong Hai
Member

NOMINATING COMMITTEE

Barry Desker
Chairman

Cheong Choong Kong
Member

Ng Kee Choe
Member

COMPANY SECRETARY

Annabelle Yip Wai Ping

REGISTRAR

KPMG
Registrar and Transfer Office
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315
Nagaraj Sivaram
Audit Partner

CORPORATE MANAGEMENT

Prush Nadaisan
Chief Executive Officer
Singapore Airport Terminal Services Limited

Karmjit Singh
Chief Executive
SATS Airport Services Pte Ltd

Joseph Chew Khiam Soon
Chief Executive
SATS Catering Pte Ltd

Lim Kei Hin
Chief Financial Officer

Ee Tiang Hwee
Acting Senior Vice-President
(Apron /Passenger Services)

Leong Kok Hong
Senior Vice-President
(Cargo)

Tan Chuan Lye
Senior Vice-President
(Catering)

Denis Marie
General Manager
SATS Security Services Pte Ltd

Wong See Heng
General Manager
Aero Laundry & Linen Services Pte Ltd

Ong Thiam Guan
General Manager
Aerolog Express Pte Ltd

FINANCIAL CALENDAR

31 March 2002
Financial year end

17 May 2002
Announcement of 2001-2002 results

20 May 2002
Media / analyst briefing on
2001-2002 results

5 June 2002
Despatch of Summary Financial
Report to shareholders

20 June 2002
Despatch of Annual Report
to shareholders

9 July 2002
Annual General Meeting

26 July 2002
Payment of 2001-2002
final dividend

25 October 2002
Announcement of 2002-2003
half year results

28 October 2002
Media / analyst briefing on
2002-2003 half year results

FINANCIAL HIGHLIGHTS

Group ($ million)	2001-2002	2000-2001*	% Change
Total revenue	895.3	887.2	+ 0.9
Total expenditure	628.6	692.6	− 9.2
Operating profit	266.7	194.6	+ 37.1
Profit before tax	287.5	210.9	+ 36.3
Profit after tax	212.8	170.6	+ 24.7
Profit attributable to shareholders	212.9	170.6	+ 24.8
Share capital	100.0	100.0	−
Distributable reserves	829.5	660.7	+ 25.5
Non-distributable reserves	0.8	0.6	+ 33.3
Shareholders' funds	930.3	761.3	+ 22.2
Return on shareholders' funds (%)	25.2	25.0	+ 0.2 point
Total assets	1,487.9	1,329.2	+ 11.9
Net liquid assets	253.5	172.2	+ 47.2
Value added	654.9	641.5	+ 2.1
Per share data			
Earnings before tax (cents)	28.8	21.1	+ 36.5
Earnings after tax (cents)			
- basic	21.3	17.1	+ 24.6
- diluted	21.3	17.1	+ 24.6
Net tangible assets (cents)	92.2	76.1	+ 21.2
Dividends			
Interim dividends (%)	20.0	20.0	−
Proposed final dividend (%)	40.0	40.0	−
Dividend cover (times)	4.6	3.9	+ 0.7 time
Employee productivity			
Average number of employees	9,227	9,147	+ 0.9
Revenue per employee ($)	97,028	96,989	n.m.
Value added per employee ($)	70,973	70,141	+ 1.2
Operating Data			
Airfreight throughput (in million tonnes)	1.32	1.43	− 7.9
Passengers served (in millions)	23.68	23.99	− 1.3
Inflight meals prepared (in millions)	21.77	22.86	− 4.8
Flights handled (in thousands)	75.95	75.56	+ 0.5

Notes:

1. SATS financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation expressed as a percentage of the average shareholders' funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Earnings per share is computed by dividing the profit attributable to shareholders by the number of fully paid shares in issue.
5. Dividend cover is profit attributable to shareholders divided by net dividends.

* Figures restated for comparative purpose as a result of compliance with revised/new Statements of Accounting Standard ("SAS") wef 1April 2001.

n.m. Not meaningful.

CHAIRMAN'S STATEMENT

Dear Shareholders,

I am pleased to report that SATS has managed to weather the difficult conditions of the past year well. Despite falling demand and revenue, especially after September 11, we succeeded in increasing profit levels.

The key to this was our strong focus on managing costs, which was achieved with the unstinting effort of management and staff. A drive for greater efficiency and productivity was put in place from the start of the year when it was clear the global economy would steadily decline. All aspects of SATS' operations were reviewed but even as costs were driven down, we continued to expand abroad and at home.

During the year, we entered into three new joint ventures in Taiwan, India and Singapore and commenced operations at the new $270-million Airfreight Terminal 6 and $30-million Express Courier Centre 2 at Changi Airport, ensuring capacity for future growth.

In the first six months of the year, cargo processed declined by 11% as a result of the economic slowdown, while meals produced decreased marginally by 1.4% compared to the same period the previous year. Flight frequencies and passengers handled increased by 4.4% and 2.9% respectively.

The September 11 events changed the traffic profile in the second half of the financial year and caused declines of between 3% and 11% for cargo tonnage, passenger traffic, meal volumes and flight frequencies.

In response, staff and management tightened their belts, reducing costs and improving efficiency even further. In addition, they volunteered temporary pay cuts of between 2.5% and 5%, and 7% and 10% respectively. The Board was part of the united effort as it decided to reduce Directors' fees.

Because of these measures and zero provision of profit sharing bonuses for the year, the Group was able to record a 24.8% increase in net earnings after tax to $212.9 million. The growth in profit was largely attributable to a 9.2% reduction in operating costs as revenue increased only marginally by 0.9%.

Associated companies contributed $22.5 million (8.9%) to the Group's profit. The Board has decided to recommend a final dividend payment of $0.04 per share.

Having satisfactorily navigated its way through challenging times, SATS is well positioned to continue its growth as economic conditions improve.

The Group will continue to seek new joint ventures and acquisitions at home and abroad to expand its scope of operations and firmly entrench itself as the region's leading integrated ground handling and inflight catering provider.

I wish to express my deepest appreciation to all employees for their commitment and performance and to my fellow Board members for their support and advice.

Cheong Choong Kong
Chairman

BOARD OF DIRECTORS



DR CHEONG CHOONG KONG

Chairman, SATS and Deputy Chairman and CEO, Singapore Airlines Limited.

Dr Cheong is also the Chairman of SIA Engineering Company Limited and serves as Board Director of Singapore Press Holdings Limited, Virgin Atlantic Limited, Virgin Atlantic Airways Limited and Virgin Travel Group Limited.

He is the Vice-Chairman of Oversea-Chinese Banking Corporation Ltd, Chairman of the National University of Singapore 11th Council, Vice Chairman of the Singapore-United States Business Council and member of the Board of Governors of the Singapore International Foundation.

Dr Cheong graduated with a Bachelor of Science with First Class Honours in Mathematics from Australia's University of Adelaide on a Colombo Plan scholarship. He went on to earn a Masters of Science and a Ph.D. from the Australian National University in Canberra. He was Associate Professor at the University of Malaya before joining Singapore Airlines Limited in 1974.



MR MICHAEL TAN JIAK NGEE

Deputy Chairman, SATS and Senior Executive Vice President (Commercial), Singapore Airlines Limited.

Mr Tan is also the Chairman of Singapore Airlines Cargo Pte Ltd and sits on the Board of Virgin Atlantic Limited, Virgin Atlantic Airways Limited and Virgin Travel Group Limited.

He served as a member of the Singapore National Tourism Plan 21 and the Singapore Tourism Board. He has also served as a Board member of the Pacific Area Travel Association for many years, and represented SIA in the Singapore Government's Manpower 21 Project.



MR CHEW CHOON SENG

Senior Executive Vice President (Administration), Singapore Airlines Limited.

Mr Chew is also the Chairman of SMRT Corporation Limited, Trans-Island Bus Services Limited, TIBS Holdings Limited, Singapore MRT Limited and Singapore LRT Pte Ltd, and Singapore Aircraft Leasing Enterprise Pte Ltd.

He is alternate Director of Virgin Atlantic Limited, Virgin Atlantic Airways Limited and Virgin Travel Group Limited.

Mr Chew obtained his Bachelor of Engineering degree with First Class Honours from the University of Singapore, followed by a Masters in Operations Research and Management Studies from London's Imperial College.



MR BARRY DESKER

Director, Institute of Defence and Strategic Studies.

Mr Desker is also the Chairman of the Board of Governors of the Singapore International Foundation, Jurong Port Pte Ltd and Singapore Technologies Marine Ltd. He is a Trustee of Singapore's Institute of Southeast Asian Studies.

His past portfolios include being Chief Executive Officer of Singapore Trade Development Board, Singapore's Deputy Permanent Representative to the United Nations in New York, and Singapore's Ambassador to Indonesia. He was previously on the Boards of Sime SembCorp Engineering Sdn Bhd, as well as Sembawang Engineering and Construction Pte Ltd (now SembCorp Utilities Pte Ltd).

Mr Desker, a President's Scholar, graduated from the University of Singapore with a Bachelor of Arts (First Class Honours) degree and obtained his Masters degree from the University of London.



MR RICHARD CHARLES HELFER

President and Chief Executive Officer, Raffles Holdings Limited.

Mr Helfer is also the Chairman and Chief Executive Officer of Raffles International Limited in addition to his appointment as Chairman of Societe Montreux Palace SA.

He is the Senior Advisor to the Minister of Tourism in Cambodia and Deputy Chairman of Singapore's Ministry of Manpower National Advisory Council on Skills Recognition. He sits on the Board of the Singapore Hotel Association, Nanyang Technology University and the Preservation of Monuments Board.

Mr Helfer graduated with a Bachelor of Arts (Honors) degree in Hotel and Restaurant Management from Michigan State University, U.S.A.



DR HONG HAI

President and Chief Executive Officer, Haw Par Corporation Limited and Haw Par Healthcare Limited.

Dr Hong is also a Director of Haw Par Corporation Limited, Haw Par Healthcare Limited, IDT Holdings (Singapore) Limited, Poh Tiong Choon Logistics Limited, Asia Food and Properties Limited and Golden Agri-Resources Limited.

He serves as Deputy Chairman of the Singapore-Sichuan Trade and Investment Committee, Chairman of the Economic Committee of the Singapore Chinese Chamber of Commerce and Industry, and Chairman of the Trade Working Group of Asia Europe Business Forum VI. He is also a member of the Traditional Chinese Medicine Practitioners Board.

Dr Hong was previously a Board member of Singapore Telecommunications Limited and also served as a Member of Parliament and as Chairman of government parliamentary committees as well as a member of various statutory boards.

Dr Hong has a Bachelor of Engineering (Honours) degree from the University of Canterbury, a Masters degree in Public Administration from Harvard University and a Ph.D. in Economics from the Carnegie-Mellon University, U.S.A.



MR NG KEE CHOE

Vice-Chairman, Development Bank of Singapore Limited.

Mr Ng also serves on the Board of Governors of the Singapore International Foundation. He is Vice-Chairman of the Institute of Banking and Finance, Chairman of Singapore Power Limited and Director of the Development Bank of Singapore Limited and Wing Lung Bank Limited.

He was previously Chairman of The Insurance Corporation of Singapore Ltd and a Director of DBS Group Holdings Ltd, DBS Thai Danu Bank Public Co Ltd, Singapore Technologies Engineering Ltd and DBS Kwong On Bank Limited.

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore.



DR OW CHIN HOCK

Ambassador-at-Large (part-time), Ministry of Foreign Affairs.

Dr Ow is also the Deputy Chairman of the Institute of Southeast Asian Studies. He has held several positions in the Singapore government, the most recent being Minister of State for Foreign Affairs, Singapore and Mayor of Tanjong Pagar CDC District and Chairman of the Tanjong Pagar-West Coast Town Council, from 1997 to 2001.

He was Executive Chairman of Pan-United Corporation Limited and Chairman of its joint venture companies in China, and also director of its subsidiaries, from 1993 to 1997.

Dr Ow holds a Ph.D. in Economics and an MA (Economic Development) from Vanderbilt University, Nashville, Tennessee, U.S.A. He was a Ford Economic Fellowship Scholar and also won the Fullbright Grant.



MR JIMMY PHOON SIEW HENG

Managing Director of Corporate Stewardship, Temasek Holdings (Private) Limited.

Mr Phoon is a Director of SMRT Corporation Ltd and SIA Engineering Company Limited.

He was previously an Executive Director of Standard Chartered Merchant Bank Asia Limited and a Deputy Director in the Ministry of Finance.

Mr Phoon holds a Bachelor of Economics (Honours) degree from Monash University, Australia.

ORGANISATIONAL STRUCTURE as at 31 March 2002

SINGAPORE AIRPORT TERMINAL SERVICES (SATS)

- SATS Airport Services (SAS) (100%)
- SATS Catering (SATSCAT) (100%)
- SATS Security Services (SSS) (100%)
- Aero Laundry & Linen Services (ALLS) (100%)
- Aerolog Express (70%)

OVERSEAS INVESTMENTS

GROUND HANDLING

- Beijing Aviation Ground Services (BGS) (40.0%)
- Tan Son Nhat Cargo Services (TCS) (30.0%)
- Asia Airfreight Terminal (AAT) (24.5%)
- Evergreen Airline Services Corporation (EGAS) (20.0%)
- Evergreen Air Cargo Services Corporation (EGAC) (20.0%)

INFLIGHT CATERING

- Taj SATS Air Catering (TSAC) (49.0%)*
- Beijing Airport Inflight Kitchen (BAIK) (40.0%)
- Maldives Inflight Catering (MIC) (35.0%)
- Taj Madras Flight Kitchen (TMFK) (30.0%)
- MacroAsia-Eurest Catering Services (MECS) (20.0%)
- Macau Catering Services (MCS) (16.7%)**
- Evergreen Sky Catering (ESC) (15.0%)

* with operations at six major airports in India

** held through Servair-SATS in which SATS has a 49% share

OUR OVERSEAS INVESTMENTS SATS' Geographical Presence


CHINA
• Beijing
> BGS (40.0%)
> BAIK (40.0%)
• Hong Kong
> AAT (24.5%)
• Macau
> MCS (16.7%)
INDIA
• Chennai
> TMFK (30.0%)
• Mumbai
• Delhi
• Kolkata
• Bangalore
• Hyderabad
• Goa
> TSAC (49.0%)
TAIWAN
• Taipei
> ESC (15.0%)
> EGAS (20.0%)
> EGAC (20.0%)
PHILIPPINES
• Manila
> MECS (20.0%)
VIETNAM
• Ho Chi Minh City
> TCS (30.0%)
MALDIVES
• Male
> MIC (35.0%)

MILESTONES


MLA BLACK BOX CULINARY CHALLENGE
July 12 - 13 2001
MANDARIN SINGAPORE


SUPERHUB 2


CEREMONY FOR TAJ SATS AIR CATERING
BETWEEN
IHCL AND SATS
SATS

23 May 2001
SATS purchased Singapore Airlines' 20% stake in Evergreen Air Cargo Services Corporation in Taiwan for $8.8 million.

30 May 2001
SATS Maintenance Workshop (E7-11) officially opened at Singapore Changi Airport. The new $1.1 million 1,440 sq m facility repairs and maintains vehicles 15 hours-a-day, seven days-a-week.

1 June 2001
SATS introduced check-in services via telephone, fax and email for nine airlines at Singapore Changi Airport's Terminal 1.

15 June 2001
Singapore Productivity and Standards Board awarded SATS Passenger Services the ISO 9001:2000 certification for its systems and procedures at Singapore Changi Airport's Terminals 1 and 2.

13 July 2001
SATS' young chefs clinched second spot in the Singapore Regional Final of the Meat & Livestock Australia Black Box Culinary Challenge for chefs under 30.

27 July 2001
SATS Catering won the British Airways Partners in Excellence Gold Award for the third year running.

1 August 2001
SATS management joined general staff in operational work for the annual SATS Service Day.

24 August 2001
SATS honoured 327 long serving staff, who had amassed 8,140 years of service, at an award ceremony at the Westin Stamford Hotel.

1 September 2001
SATS Catering installed the world's first Simulated Aircraft Cabin at the Inflight Catering Centre 1 at Singapore Changi Airport to test inflight meal quality in inflight conditions.

5 September 2001
SATS Baggage Supervisor (Line Training) Kevin Chin won Singapore's coveted National Productivity Award (Individual) for his contribution to SATS' productivity drive.

14 September 2001
The SATS Workers' Union awarded 153 scholarships worth $18,800 to university undergraduates, junior college, secondary and primary school students.

18 September 2001
The $270 million Airfreight Terminal 6, also dubbed Singapore Airlines Superhub 2, commenced full operations at Singapore Changi Airport.

25 September 2001
SATS signed a joint venture agreement with Indian Hotels Company Limited to form Taj-SATS Air Catering, which will operate inflight catering units, airport restaurant and lounge businesses in six major Indian cities. SATS has a 49% stake in the company.

26 September 2001
SATS' cargo handling joint venture in Hong Kong, Asia Airfreight Terminal Co. Ltd, set up a new subsidiary, Asia Airfreight Services Ltd, to provide cargo-related services.


SIGNING CEREMONY FOR AEROLOG EXPRESS JV
BETWEEN
YCH AND SATS
5th October 2001
SATS
2001 Excellent Service Award Presentation
ASIAN FREIGHT INDUSTRY AWARDS
Cargonews Asia

5 October 2001
SATS signed a joint venture agreement with Singapore's YCH Group Pte Ltd to form Aerolog Express Pte Ltd. Aerolog Express offers seamless and timely cargo delivery services in the Changi Free Trade Zone.

31 October 2001
SATS received the Qantas Preferred Supplier Award for the second time in three years.

8 November 2001
SATS' Workers Union (SATSWU) and Air Transport Executives Staff Union (AESU) agreed to temporary wage cuts of between 2.5% and 5% to help contain company costs during the global economic downturn. SATS management had earlier volunteered pay cuts of 7% to 10%, and the Board had decided to reduce directors' fees.

28 November 2001
236 SATS employees won National Excellent Service Awards organised by the Singapore Productivity and Standards Board. Twenty staff members won the Star Award, 68 took the Gold Award and 148 received the Silver Award.

5 December 2001
Minister for Trade and Industry Brigadier General (NS) George Yeo officially opened the $30-million SATS Express Courier Centre 2 (ECC2). The ECC2 is SATS' first facility purpose-built for a client – DHL Worldwide Express.

28 January 2002
The SATS Maintenance Workshop at ECC2, which was built exclusively to repair and maintain freighter and passenger aircraft loaders, commenced operations. Costing $1 million, the 840 sq m facility houses seven bays for loader repair, forklift maintenance and equipment washing.

28 January 2002
SATS Cargo Division was awarded ISO 9001:2000 certification by the Singapore Productivity and Standards Board (now known as 'Spring Singapore').

26 February 2002
SATS was selected as security consultant for the Asian Aerospace 2002 trade fair in Singapore. The six-day event attracted 62,000 visitors including 22,000 trade visitors from 65 countries and about 900 exhibiting companies from 37 countries.

14 March 2002
SATS was named Best Air Cargo Terminal Operator in Asia in the 2002 Asian Freight Industry Awards for the eighth time in 13 years. SATS received the most votes from a pool of 13,000 senior cargo industry professionals in Asia Pacific.

STAYING FOCUSED IN CHALLENGING TIMES

Despite the difficult operating environment in the year in review, SATS remained focused on its long-term growth strategy, while reducing costs.

BUILDING A BIGGER INTERNATIONAL PRESENCE

During the year we expanded our regional operations and enlarged our customer base with three new strategic joint ventures. We entered new commercial partnerships in Taiwan, India and Singapore, bringing our total joint ventures to 12 at 14 airports around the region.

In May 2001, we purchased Singapore Airlines' 20% stake in Taiwan's Evergreen Air Cargo Services Corporation (EGAC) for $8.8 million. EGAC is a cargo services operator at Taipei's Chiang Kai-Shek International Airport, and has won the contract to build and operate a 500,000 tonne-a-year airfreight terminal for the next 30 years. The acquisition was SATS' third joint venture in Taiwan, after it acquired a 20% stake in Evergreen Airline Services Corporation in July 2000 and took a 15% shareholding in Evergreen Sky Catering in October 1995. In September 2001, we signed an agreement with the Indian Hotels Company Ltd, a subsidiary of the diverse TATA Group, to form a joint venture, Taj SATS Air Catering (TSAC). We paid US$17.7 million for a 49% stake in the newly formed company. It operates airline catering units and airport lounges in six major cities across India and has a total daily production capacity of 40,000 meals. Over time TSAC hopes to capture more than 60% of the airline catering market in those six centres, capitalising on the liberalisation of the Indian aviation sector and the subcontinent's growing middle-class.





In October 2001, we signed an agreement with Singapore's YCH Group Pte Ltd to form Aerolog Express Pte Ltd, a logistics company offering air cargo delivery services. Aerolog is a 70:30 joint venture between SATS and the YCH Group, and began with a paid-up capital of $1.8 million. Our joint venture in Hong Kong, Asia Airfreight Terminal Co Ltd (AAT), formed a new cargo services company, Asia Airfreight Services Ltd (AAS), in September 2001 to provide cargo-related services to AAT.

AAT, which won a Qantas Supplier Assessment Award in 2001, provides cargo and mail handling services. AAS provides logistics services from Hong Kong International Airport to Shenzhen International Airport, China.

During the financial year, two new cargo facilities, SATS Airfreight Terminal 6 (AFT6) and SATS Express Courier Centre 2 (ECC2), became fully operational. They bring our total infrastructure investment at Singapore Changi Airport to more than $1 billion over the last 10 years. SATS AFT6, dubbed Singapore Airlines Superhub 2, began operations in September 2001. Built at a cost of $270 million, the three-level facility is our largest airfreight terminal and has the capacity to handle 800,000 tonnes of cargo per year. It increases SATS' total annual cargo handling capacity to more than 2 million tonnes a year.

In December 2001, Trade and Industry Minister BG (NS) George Yeo officially opened the $30-million SATS ECC2, also known as the DHL Singapore Hub. SATS ECC2 is DHL's largest transhipment hub in Asia Pacific, with an annual throughput of 180,000 tonnes a year. Its presence at Changi strengthens Singapore's position as one of the region's premier cargo logistics hubs.





STAYING FOCUSED IN CHALLENGING TIMES

OUR PEOPLE

Our staff's adaptability and resilience helped us weather the challenging economic times. Their dedication to customer service once again won SATS a number of accolades in Singapore and abroad.

AWARDS

For the third consecutive year, SATS Catering won the British Airways Partners in Excellence Gold Award for all round service excellence. We won the Qantas Preferred Supplier Award for the second time in three years and also received the Most Improved On-Time Departure Award from United Airlines. For the eighth time in 13 years we were named the Best Air Cargo Terminal Operator in Asia in the 2002 Asian Freight Industry Awards, beating five other air cargo operators to clinch the prestigious title.

SATS Catering young chefs took second place in the Singapore Regional Final of the Meat & Livestock Australia Black Box Culinary Challenge for chefs under 30. The team, comprising Executive Sous Chef Anderson Ho, Cook Frankie Yong Fu-Jun, Chef de Partie Jhonson Teng and Pastry Cook Cheah Eng Hang, fought off stiff competition from teams from Singapore's 15 top hotels and restaurants. This achievement established SATS Catering as a culinary equal of five-star hotels. Our abilities were also recognised in China where our catering joint venture, Beijing Airport Inflight Kitchen was overall winner in the Chinese final of the same competition. SATS' other Chinese joint venture, Beijing Aviation Ground Services received the Swissair Logistics Award Long Haul 2000 for equipment handling.





At home, a highlight was SATS Baggage Supervisor (Line Training) Kevin Chin winning Singapore's coveted National Productivity Award (Individual). This prestigious accolade is for individuals who have made significant contributions to productivity in their workplaces. A further 236 of our employees won National Excellent Service Awards organised by the Singapore Productivity and Standards Board. Twenty staff members won the Star Award, 68 won the Gold Award and 148 received the Silver Award. Six of our staff also received the Civil Aviation Authority of Singapore's Service Personality of the Year Award for demonstrating exceptional customer service.

DEVELOPING SKILLS

During the year, staff continued to embrace upskilling opportunities and meet the challenges of working in changing high-tech work environments. SATS committed 188,678 hours to staff training, equivalent to three training days per employee. A further 617 staff completed the Power IT Basic Course, bringing the number of staff who have attended the course to about 5,000. We sponsored 12 of our young catering staff for the Certificate of Competency in Food Preparation (Western) at the Singapore International Hotel and Tourism College in July 2001. The five-week full time course is followed by 20-week supervised field training in SATS kitchens. Staff loyalty and continuity are major reasons for SATS' tradition of service excellence. This year we honoured 472 long-serving staff members who had at least 20 years of service with us. Together they amassed a total of 12,035 working years. And our spirit of camaraderie and sharing was strengthened through recreational activities like the SATS ACTIVE Day and the inaugural SATS walk-a-jog held in August 2001.

OUR COMMUNITY

Our sense of community also extends to the less fortunate. Throughout the year, staff volunteers distributed basic necessities such as rice, condensed milk, soap, biscuits and cooking oil to needy families on a regular basis. Staff from different divisions visited elderly residents of the SATS Staff Home for Senior Citizens on a monthly basis. Our Passenger Services trainees gave their time to help out at voluntary welfare organisations such as the Movement for the Intellectually Disabled in Singapore (MINDS) Guillemard Garden School, the Pertapis Children's Home and the Metta Day Activity Centre for the intellectually disabled. The SATS Workers' Union also supports the community and during the year awarded a total of 153 scholarships worth $18,800 to university undergraduates, junior college, secondary and primary school students.







It's a tough business

world out there.

A competitor could be

just down the street,

or come from half a

world away. Only by

staying innovative

can we retain

our competitiveness.

we are in business to serve

Michelle Tan
Customer Service Agent

Azlina Mohd Rasidin
Customer Service Agent


if we see a problem, we fix it.

the customer.

AIRPORT SERVICES

PASSENGER SERVICES

During the year SATS Passenger Services continued to develop new initiatives to enhance passenger convenience. We launched a telephone, fax and email check-in service to give passengers the convenience of being able to check-in 10 hours ahead of a flight's scheduled departure. Using the multi-channel check-in facility, travellers need to arrive just 45 minutes before departure. We made these advance check-in services available from June 2001 to customers from nine airlines at Singapore Changi Airport's Terminal 1 and extended it to two more airlines because of the services' popularity among business travellers and frequent flyers. At the end of the year, more than 21,500 passengers had used the new check-in channels. We also introduced the wireless Mobicheck, a self-contained mobile check-in counter designed to reduce waiting times during peak hours at Terminal 1. In October 2001, we introduced Multi-Function Card Readers to speed up passenger check-in processing in Singapore Changi Airport's Terminal 2 departure hall. The card readers instantly capture passport details at a single swipe, thereby reducing passenger waiting times and making data entry more efficient and accurate. In March 2002, we installed the card readers at transit counters in Terminal 2. Since August 2001, we have been processing visa applications to Australia at our Customer Services Unit at Terminal 2, providing passengers with their visas within minutes.

SATS Passenger Services in both Terminal 1 and 2 at Singapore Changi Airport achieved the ISO 9001:2000 certification from the Singapore Productivity and Standards Board in June 2001, increasing SATS' total ISO certifications to 10. During the financial year SATS Passenger Services staff served an estimated 23.7 million passengers at Singapore Changi Airport, down 1.3% on the previous year.


F30 to F42

DURING THE YEAR SATS PASSENGER SERVICES
CONTINUED TO DEVELOP NEW INITIATIVES
TO ENHANCE PASSENGER CONVENIENCE.





AIRPORT SERVICES

BAGGAGE

At SATS we constantly develop new programmes to improve our customer service. Ensuring bags are delivered promptly is a key part of this. We are committed to delivering the first bag on the baggage claim belt within 12 minutes of an aircraft's arrival. During the year in review, we achieved this 99% of the time. During 2001 we set a benchmark of fewer than 1.1 pieces of mishandled baggage per 10,000 departing passengers. We did better than the benchmark, reducing the mishandled baggage rate to 0.95 pieces per 10,000 departing passengers – a figure we aim to lower further in the current year. We remain focused on improving client communications and in October 2001 we created a one-stop service for airline clients at Singapore Changi Airport called 'Dedicated Airline Handling'.

The new service gives airline clients one dedicated point of contact – a SATS officer who manages only their account. We took this step to improve our ability to respond quickly and in a personalised way to Baggage Handling, Apron Services and Load Control client issues. So far, the new service has been very well received. We also improved inter-divisional communication by holding regular exchange programmes with Passenger Services and Apron Services staff. The programme gives Baggage Handling staff a greater appreciation of other operations, and the challenges and constraints faced by their counterparts. This improved understanding will help foster greater efficiencies.

In December 2001, Baggage Handling launched 'Thinkathon' sessions to encourage staff to contribute ideas and suggestions to improve operational practices, staff development and welfare. During the year in review, Baggage Handling serviced 42 clients and handled about 24 million bags.

SPEEDY CHECK-IN WITH 'MOBICHECK'



"At SATS our focus is to make travelling as convenient, comfortable and enjoyable as possible, so we constantly look at ways to improve our passenger services facilities."

At SATS our focus is to make travelling as convenient, comfortable and enjoyable as possible, so we constantly look at ways to improve our passenger services facilities. In 2001, we became the first company in the Asia Pacific to introduce the 'Mobicheck', a full-functionality wireless mobile check-in system that dramatically reduces queue lengths and waiting times at check-in counters. During peak hours, our passenger services staff at Singapore Changi Airport Terminal 1 wheel the Mobichecks to the departure hall and connect the trolley terminals to the check-in systems of various airlines, via a wireless local area network. The mobile check-in counters perform key departure handling functions such as passenger check-in, telex dispatch, and boarding pass and baggage tag printing. At the end of the financial year SATS had four Mobichecks available for use in Terminal 1.

AIRPORT SERVICES

APRON SERVICES AND MAINTENANCE

During the year in review, Apron Services focused on training while SATS Maintenance increased capacity and tightened inventory control. Apron Services continued to raise safety standards with the introduction of new safety initiatives. We introduced a three-day ramp servicemen refresher programme in April 2001, aimed at updating skills and reinforcing safe work practices. All ramp servicemen will complete the programme every three years. Apron Services also introduced a new training programme to upskill apron assistants to equipment operators and equipment operators to ramp servicemen. In February 2002 we began weekly rostered briefings for rotating batches of 60 staff. This will ensure that over time, all 1,100 Apron staff will have the opportunity to discuss operational developments, safety regulations and training procedures. At the end of the financial year, Apron Services operated a fleet of 352 motorised Ground Support Equipment units, comprising joint container pallet loaders, main deck loaders, passenger steps, transporters, skyloaders, tractors and forklifts. We also maintain a fleet of 2,438 non-motorised Ground Support Equipment units, comprising pallet dolleys, trolleys and push steps.

We officially opened the $1.1 million SATS Maintenance Workshop (E7-11) on 30 May 2001 and commenced operations of the $1 million SATS Maintenance Workshop (ECC2) on 28 January 2002. The 1,440 sq m E7-11 maintenance workshop is the base for the department's rapid response breakdown teams. It operates 15 hours-a-day, seven days-a-week, repairing and maintaining vehicles. The ECC2 maintenance workshop was built exclusively to repair and maintain freighter and passenger aircraft loaders. The 840 sq m facility is equipped with three overhead cranes and a compressed air system and has seven bays for loader repair, forklift maintenance and equipment washing. During the year in review, SATS Maintenance eliminated spare inventories worth $480,000 by outsourcing the maintenance of its fleet of 151 vans and 73 tractors. This contributed to Maintenance's overall reduction of spare inventory from $4 million to $2 million in the last three years. While there were no significant equipment purchases because of difficult economic conditions, Maintenance plans to replace or add almost 90 vehicles to the ground support equipment fleet in the 2002-2003 financial year.



DURING THE YEAR IN REVIEW, APRON SERVICES
FOCUSED ON TRAINING TO RAISE SAFETY STANDARDS
WHILE MAINTENANCE INCREASED CAPACITY.





AIRPORT SERVICES

CARGO

During the year, SATS' position as one of Asia's premier air cargo handlers was further strengthened as new cargo facilities and services came online. The SATS Airfreight Terminal 6 (AFT6), also known as Singapore Airlines Superhub 2, became fully operational in September 2001. This increased SATS' total cargo handling capacity to more than 2 million tonnes a year. The three-level, $270 million terminal is one of the world's most sophisticated airfreight facilities and can store and seamlessly process up to 800,000 tonnes of cargo a year. In December 2001, the $30-million Express Courier Centre 2 (ECC2) built for DHL, was officially opened by Minister of Trade and Industry, Brigadier General (NS) George Yeo. We also completed a new $1.5-million strong room at SATS Airfreight Terminal 5 to cater to the needs of customers with valuable goods. The strong room is a secure, safe storage facility 18 metres wide and 24 metres long. It is specially designed for storage of high value cargo and contains a dehumidifier for art shipments and a vault room for gold bars.

In August 2001, we launched a new online service to notify cargo agents via email of shipment arrival times. Also in August, our cargo team conducted a series of seminars for 204 cargo agents on the proper handling of dangerous goods. In January 2002, we were awarded the new ISO 9001:2000 certification by the Singapore Productivity and Standards Board. The new standard replaces the ISO 9002:1994 certification, which SATS obtained in 1995. It places greater emphasis on management commitment, customer satisfaction monitoring and continuous improvement. SATS Cargo processed a total of 1.3 million tonnes of cargo in the 2001-2002 financial year, a drop of 7.9% from the previous year.

SATS-DHL MULTI-MILLION DOLLAR PARTNERSHIP


SATS EXPRESS COURIER CENTRE 2

"At SATS we are proud of the enduring partnerships we form with our clients. It is one of our strengths and a key ingredient to our success. Our partnership with DHL Worldwide Express says a great deal about the way we operate."

In December 2001, we opened the SATS Express Courier Centre 2 (ECC2), also known as the DHL Singapore Hub at Singapore Changi Airport. The ECC2 is the first facility we have built for a client. DHL has leased the express courier centre for the next ten years and has equipped it to process up to 180,000 tonnes of cargo a year. We spent $30 million building the facility, and DHL has committed US$34 million to equipping it. It's a win-win arrangement that delivers tangible benefits for both partners. Through the ECC2, SATS offers DHL greater speed and efficiency and helps to maintain its position as one of the world's leading express cargo companies. The size, volume throughput, and level of technology of the DHL Singapore Hub strengthens Changi Airport's reputation as one of the region's leading centres for express courier services. Occupying over 10,000 sq m, the centre is DHL's biggest trans-shipment hub in Asia Pacific and will significantly speed-up the processing of international shipments transiting Singapore.


to think, to innovate, to excel.

John Sloane
Executive Chef

If we weren't so

passionate about

what we do and

what we aim to achieve,

we could never

maintain the high

levels of service

we deliver every day.



that's what we strive for every single day.

INFLIGHT CATERING

During the year in review, SATS Catering achieved gains in productivity and efficiency with investments in state-of-the-art software technology. In March 2002, we began using a new $17 million SAP information management system which streamlines work processes. The new system provides a central information resource for SATS Catering by integrating the division's complete chain of operations from purchasing to storage and production to delivery. It calculates meal costs, plans production and anticipates raw material needs more efficiently and accurately. This results in better use of resources and improved inventory management. We also rolled out the $4 million Process Control Management System at Singapore Changi Airport's SATS Inflight Catering Centre 1, which also enhances our ability to monitor and control inventory. The computerised management system uses special software to link and integrate our storage, refrigeration and transportation facilities.

Our research and development capability received a major boost when we introduced the world's first Simulated Aircraft Cabin (SAC) designed to test meal quality. The SAC was built at a cost of $1.7 million and is housed in our modern Inflight Catering Centre 1. It is designed to simulate passenger aircraft cabin conditions at 30,000 feet. At this altitude, cabin pressure, relative humidity and temperature changes can affect the look and taste of food. By simulating these conditions on the ground we can see how our creations will turn out in the air, even before they take off. During the year, we also introduced redesigned medical meals for passengers with special medical conditions. The high nutritional value meals cater to travellers with low calorie, low cholesterol and other food requirements. SATS Catering produced 21.8 million meals for 36 airline customers during the 2001-2002 financial year, a decrease of 4.8% on the previous year. The decrease was due to the difficult economic operating conditions, which were exacerbated by the events of September 11.



INFLIGHT CATERING ACHIEVED
GAINS IN PRODUCTIVITY AND EFFICIENCY
WITH INVESTMENTS IN STATE-OF-THE-ART SOFTWARE TECHNOLOGY.







Joseph Ling
Assistant Manager - Legal

Sharon Tong
Personnel Executive

Customer retention depends on the consistency and efficiency of our services. We put a lot of emphasis on this while continuously seeking ways to add value for our customers. We believe by doing so, we have and will continue to touch the lives of people in different ways.



we are,
the more efficient our customers can be.

AVIATION SECURITY SERVICES

Demand for SATS Security Services (SSS) activity at Singapore Changi Airport increased strongly in the second half of the financial year, following the September 11 terrorist attacks in the United States. Personnel from SSS' aviation and installation security arms worked longer hours, more officers were deployed in the field, and additional X-ray machines and other security equipment were acquired to manage tighter security in and around the airport. Staff numbers increased by 5% to 845 to provide more comprehensive anti-sabotage services, baggage and cargo checks, security patrols and passenger screening. During the year, SSS continued its commitment to staff training and community education with a wide range of initiatives. The division held training seminars on aviation security practices for 118 Singaporean and foreign organisations in five countries. These included customer service refresher courses for frontline officers, diversity management, leadership and regular computer-based training, as well as a follow-up training workshop for staff mentors.

Security Services played a leading role in the June 2001 Airport Crime Prevention campaign. The biennial month-long campaign featured a series of roadshows and competitions designed to emphasise the role that all airport workers could play in fighting crime. In November 2001, SSS joined Hong Kong's Aviation Security Company to organise the first ever International Cargo Security Seminar in Hong Kong, which 160 participants from 14 countries attended. In February 2002, SATS Security Services acted as principal security consultant for the Asian Aerospace 2002 trade fair in Singapore, which attracted about 900 exhibitors and 62,000 visitors from 65 countries. In recognition of SSS' efforts to improve staff fitness levels, SSS received the National HEALTH (Helping Employees Achieve Life-Time Health) silver award. It also received a $5,000 grant from the Health Promotion Board for a staff weight management programme. At the end of the year in review, SSS had 42 airline clients, 45 ad hoc airline-related clients, and 232 non-airline clients, 17 more clients than at the end of the previous year.



SATS SECURITY SERVICES CONTINUED ITS
COMMITMENT TO STAFF TRAINING
WITH A RANGE OF INITIATIVES.





AERO LAUNDRY AND LINEN SERVICES

During the year in review, Aero Laundry and Linen Services (ALLS) secured three new service contracts worth nearly $180,000. The contracts were signed with Cathay Pacific Airways, Planet Fitness and Ubin Lagoon Resort. The service agreements increased ALLS' client base to 52. Thirty two of these are airlines, 10 are airline-related companies operating airport lounges and related businesses, and the remaining 10 comprise clubs, hotels and hospitality institutions. A key project during the year was the implementation of an integrated Environmental, Health and Safety Management System as part of an effort to gain ISO 14001 and OHSAS 18001 certification. These certifications are expected to be received in July 2002.

During the year, the capacity of ALLS' facilities remained level at 20 tonnes of laundry per day, while staff numbers decreased by 3% to 96. However, plans are in place to commission new laundry machines to boost daily capacity at the end of 2002.



AERO LAUNDRY AND LINEN SERVICES
SECURED THREE NEW SERVICE CONTRACTS
WORTH $180,000.





CORPORATE GOVERNANCE

1. BOARD OF DIRECTORS

1.1 The Board supervises the management of the Company. It meets every two months, with optional meetings scheduled during the months in between which are held as scheduled if there are matters requiring the Board's decision at the relevant time. Article 100 of the Company's Articles of Association ("**Articles**") allows a Director to participate in a Board meeting by telephone conference or other similar means whereby all persons participating in the meeting are able to hear each other, without requiring a Director's physical presence at the meeting.

1.2 The Board members as at the end of financial year 2001/2002 ("**FY01/02**") were:

Name of Director	Position held on the Board	Date of first appointment to the Board	Date of last re-election as a Director
Cheong Choong Kong	Chairman	1 October 1984 (as Director) 1 February 1991 (as Chairman)	14 July 2000
Michael Tan Jiak Ngee	Deputy Chairman	1 September 1977 (as Director) 1 February 1991 (as Deputy Chairman)	14 July 2000
Chew Choon Seng	Director	1 June 1996	7 July 2001
Barry Desker	Director	1 August 1999	7 July 2001
Richard Charles Helfer	Director	1 March 2000	14 July 2000
Hong Hai	Director	1 March 2000	14 July 2000
Ng Kee Choe	Director	1 March 2000	14 July 2000

On 21 May 2002, Dr Ow Chin Hock and Mr Jimmy Phoon Siew Heng were appointed to the Board.

1.3 All Directors on the Board are non-executive Directors. Mr Barry Desker, Mr Ng Kee Choe, Dr Hong Hai, Mr Richard Helfer* and Dr Ow Chin Hock are considered by the Nominating Committee to be independent Directors. Dr Cheong Choong Kong, Mr Michael Tan Jiak Ngee, Mr Chew Choon Seng and Mr Jimmy Phoon Siew Heng are considered by the Nominating Committee to be non-independent Directors.

* *Mr Helfer has been the President and Chief Executive Officer of Raffles Holdings Limited ("**RHL**") and the Chairman and Chief Executive Officer of Raffles International Limited ("**RHI**"), for as long as he has been a Director. Both RHL and RHI are related companies of the Company through their common ultimate controlling shareholder Temasek Holdings (Private) Limited ("**Temasek**"). Mr Helfer was appointed to the Board prior to RHL and RHI becoming Temasek group companies. The Nominating Committee and the Board regard Mr Helfer as independent; they consider that his employment by RHL and RHI would not interfere, nor would it be reasonably perceived to interfere, with the exercise of his independent business judgement with a view to the best interests of the Company.*

1.4 Decisions of the Board are communicated to Management (Chief Executive Officer and Chief Financial Officer of the Company, Chief Executive of SATS Airport Services and Chief Executive of SATS Catering) through their attendance at Board meetings and circulation of the minutes of Board meetings to them.

1.5 The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections. Information papers are also circulated to the Board to inform the Board of material matters and issues currently being dealt with by Management. As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated a reasonable period in advance of the meetings for Directors' review and consideration, and key decisions are reserved for decision at Board meetings rather than by circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contains both regular items such as reports on principal subsidiaries and associated companies, updates on business development, monthly management accounts of the SATS Group of Companies (the "**Group**") (covering, inter alia, consolidated unaudited profit and loss account, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining variances), and productivity and performance indicators, as well as particular matters for the decision or information of the Board.

1.6 In FY01/02, eight Board meetings were held.

1.7 The Board has adopted a set of Guidelines on matters that require its approval. Matters requiring the Board's approval specified in the Guidelines include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

1.8 The Chairman and Chief Executive Officer of the Company are not related to each other.

1.9 Under Article 83 of the Articles, at each Annual General Meeting ("**AGM**"), one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third are required to retire from office. Retiring Directors are selected on the basis of those who have been longest in office since their last election, failing which they shall be selected by agreement or by lot. They are eligible for re-election under Article 84.

1.10 The Directors standing for re-election at the AGM for FY01/02 under Articles 83 and 84 are Mr Michael Tan, Mr Richard Helfer and Dr Hong Hai. The Nominating Committee recommends their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour), including, in the case of Mr Richard Helfer and Dr Hong Hai, as independent Directors. In addition, Dr Ow Chin Hock and Mr Jimmy Phoon as newly appointed Directors will be standing for re-election at the AGM under Article 90.

2. SATS BOARD COMMITTEE

2.1 For better operational efficiency, the SATS Board Committee was established on 24 March 2000 to deputise for the Board in operational matters and is duly empowered to, inter alia, open bank accounts, grant Powers of Attorney, affix the Company's seal, and nominate board members to the Company's subsidiaries and associated companies. The SATS Board Committee does not meet regularly and did not have any meetings throughout the whole of FY01/02. In practice, resolutions are passed by the SATS Board Committee by circulation in writing. In FY01/02, 17 resolutions were passed by the SATS Board Committee.

CORPORATE GOVERNANCE

2.2 The three members of the SATS Board Committee are:

Dr Cheong Choong Kong – Chairman
Mr Michael Tan Jiak Ngee
Mr Chew Choon Seng

Resolutions approved by the SATS Board Committee are duly notified to fellow Directors through their inclusion in the minutes of Board meetings.

3. AUDIT COMMITTEE

3.1 The Audit Committee, which was formed on 2 March 2000, comprises three members, two of whom are independent non-executive Directors. The members of the Audit Committee are:

Mr Ng Kee Choe – Chairman
Mr Chew Choon Seng
Dr Hong Hai

The Board is of the view that the Audit Committee has the necessary expertise and experience required by the Code of Corporate Governance (the "**Code**").

3.2 The Audit Committee is required by the Company's Audit Committee Charter to meet at least three times a year, and in practice, is scheduled to meet on a quarterly basis, with the internal and external auditors of the Company, including at least once without the presence of Management. In FY01/02, four Audit Committee meetings were held.

3.3 The Audit Committee's functions under its Charter include review of the following:

- interim and annual financial statements and financial announcements
- the audit plan, the external auditors' management letter, any reservations arising from the interim and final audits, and the scope and results of the external audit
- independence and objectivity of the external auditors, consideration of their appointment, and their audit fee
- adequacy of the internal audit function, scope of internal audit work and audit programme, and co-ordination between internal and external auditors
- major findings of the internal auditors, Management's responses, difficulties encountered during the course of the internal audit, and compliance with relevant professional internal audit standards
- effectiveness of the Company's material internal controls, on an annual basis, with Management and the internal and/or external auditors
- suspected fraud or irregularity, or suspected infringement of any Singapore law, rule and regulation, of which the Audit Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results and/or financial position, and the findings of any internal investigations, and Management's response thereto
- Interested Person Transactions.

The Audit Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act (Cap.50), the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") including the Code, and other relevant laws and regulations.

3.4 The Audit Committee has full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to enable it to discharge its functions.

3.5 Minutes of Audit Committee meetings are circulated to fellow Directors by the Company Secretary or the Secretary to the Audit Committee.

3.6 The Company intends to commence quarterly reporting of its management accounts with effect from financial year 2003/2004.

3.7 In the opinion of the Directors, the Company complies with the Best Practices Guide on Audit Committees.

4. REMUNERATION COMMITTEE

4.1 The Senior Officers' Remuneration Committee, formed on 17 February 2000, was on 23 October 2001 renamed by the Board as the Remuneration Committee and vested additionally with the duties of the remuneration committee as set out in the Code as well as the duties of the SATS Committee on Staff Matters which was then disbanded.

4.2 The Remuneration Committee's revised terms of reference include the following:

- reviewing and recommending the remuneration framework for the Board, including Directors' Fees and Allowances
- overseeing the terms of appointment, scope of duties and remuneration of those occupying the position of Vice President and above within the Group
- implementing and administering the Company's Employee Share Option Plan ("**Plan**") in accordance with the prevailing Rules of the Plan, requirements of the SGX-ST and applicable laws and regulations
- overseeing the recruitment and promotion of sufficient numbers to leadership positions, identification of talent, implementation of leadership development programs, and distribution of talent within the Group
- doing all other things and exercising all other discretions as may form part of the responsibilities of the remuneration committee under the provisions of the Code.

4.3 The Remuneration Committee as at the end of FY01/02 comprised:

Mr Richard Helfer – Chairman
Mr Michael Tan Jiak Ngee
Dr Hong Hai

4.4 The Senior Officers' Remuneration Committee met once during FY01/02.

5. NOMINATING COMMITTEE

5.1 The Nominating Committee was formed on 23 October 2001. Under the Company's Nominating Committee Charter adopted by the Board, the Nominating Committee's functions include the following: to review and make recommendations to the Board on the structure, size and composition of the Board, make recommendations to the Board regarding selection of new Directors and re-nominations and re-elections of existing Directors, evaluate the independence of Directors, and do all things as may form part of the responsibilities of the Nominating Committee under the provisions of the Code, except as set out in Paragraph 5.3 below. The Nominating Committee as at the end of FY01/02 comprised:

Mr Barry Desker – Chairman
Dr Cheong Choong Kong
Mr Ng Kee Choe

CORPORATE GOVERNANCE

5.2 The Nominating Committee met once during FY01/02. At that meeting, the Nominating Committee considered and adopted principles for the determination of the Board size and composition and Directors' independence, based on the principles of the Code, and applying these principles, reviewed the size and composition of the Board. The Nominating Committee's recommendations in this regard have been accepted by the Board.

5.3 The Board has not at this stage implemented a formal process for assessing the effectiveness of the Board as a whole nor the contribution by each Director to the effectiveness of the Board. The scope of duties of the Nominating Committee does not include, for now, deciding how the Board's performance may be evaluated and proposing performance criteria for the Board or for individual Directors. The Board is looking into putting such a formal assessment process in place.

6. COMPANY SECRETARY

6.1 The Directors have separate and independent access to the Company Secretary. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the SGX-ST, communicating with the SGX-ST, the Registry of Companies and Shareholders on behalf of the Company, and performing such other duties of a company secretary, as required under laws and regulations or as specified in the SGX-ST Listing Manual or the Articles of Association of the Company, or as required by the Chairman of the Board or the Chairman of any Board Committee or the Directors (or any of them), as the case may be.

7. ANNUAL REMUNERATION REPORT

7.1 None of the immediate family members of a Director on the Board at the end of FY01/02 or Chief Executive is employed by the Company or its related companies at a remuneration exceeding $150,000 during the year.

7.2 The Fees and Allowances proposed to be paid to Directors for FY01/02 are as follows:

TYPE OF APPOINTMENT	EXISTING FEE (PAID IN FY00/01)	@ PROPOSED FEE
Board of Directors	**($)**	**($)**
Basic Fee	28,000	23,800
Chairman's Allowance	28,000	23,800
Deputy Chairman's Allowance	14,000	11,900
Audit Committee		
Chairman's Allowance	14,000	14,280
Member's Allowance	7,000	7,140
Other Board Committees		
Chairman's Allowance	14,000	7,140
Member's Allowance	7,000	3,570
Overall Cap on Fees and Allowances		
Chairman of the Board	NA	71,400
Deputy Chairman of the Board	NA	59,500
Director	NA	47,600

@ the proposed fees and allowances in this column are based on a 15% reduction of the basic fee for Directors, in the light of the general economic downturn and the events of 11 September 2001 which occurred during FY01/02.

Every Director on the Board during FY01/02 will receive the Basic Fee. In addition, he will receive the Chairman's or Deputy Chairman's Allowance if he is Chairman or Deputy Chairman of the Board respectively, as well as the relevant Allowance (depending on whether he is Chairman or Member of the relevant Board Committee) for each position he holds on a Board Committee, subject to an overall cap on the total fees and allowances to be received by him. If he occupied a position for part of FY01/02, the Fee or Allowance payable will be prorated accordingly.

7.3 Based on the proposed formula set out above, all seven Directors on the Board at the end of FY01/02 will each receive total fees and allowances not exceeding $250,000.

7.4 <u>Details of the SATS Employee Share Option Plan</u>

The Plan comprises two schemes, namely:

(a) The Senior Executive Share Option Scheme for senior executives; and
(b) The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to Shareholders.

Options under the Plan may be granted only to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the Plan.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the Plan, shall not exceed 15% of the issued share capital of the Company on the day preceding that date.

The maximum number of shares over which Options may be granted under the Plan in each financial year to any employee, based on the Company's current issued share capital, ranges from:

- 272,000 for Grade I senior executives to 7,800 for Grade VI senior executives, under the Senior Executive Share Option Scheme; and
- 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme.

The actual number of shares to be offered to any employee under the Plan will be determined by the Remuneration Committee at its absolute discretion after taking into account the employee's performance and other criteria as the Remuneration Committee may consider appropriate, subject to these maximum limits.

The Exercise Price for each share on exercise of an Option shall be the average of the last dealt prices for the shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the five consecutive market days immediately preceding the date of grant of the Option, but shall not be less than the nominal value of the shares.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its 10th anniversary, subject to the following vesting schedule:

(i) for senior executives, 25% of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and
(ii) for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

CORPORATE GOVERNANCE

8. INTERNAL AUDIT

8.1 The Company's internal audit function is carried out by the Internal Audit department of Singapore Airlines Limited ("**SIA**"), the Company's holding company. At present, the internal auditors issue summaries of its findings and reports to the Audit Committee at least three times a year, and sends copies of its detailed reports to the Chairman of the Board. The internal auditors meet the professional standards set out in the Code.

9. INTERNAL CONTROLS

9.1 Management established a new Corporate Services department on 19 November 2001 to oversee, implement and administer risk management.

9.2 A risk management consultant has been appointed which will advise the Group on the development and establishment of a risk management structure. This structure will include a Risk Management Committee that will integrate and coordinate all the various different risk management activities in the Group.

Some of the recent risk management initiatives were:

- Conduct of Business Interruption (BI) Review to study the financial impact on the Group following a catastrophic loss event
- Setting up of a Computer Incidence Response Team (CIRT) to support the Group's Information Security Policy
- Fraud Prevention and Internal Controls Seminars for all senior staff
- Crime and Security Awareness for all junior staff
- Risk assessment for the key ground facilities owned and operated by the Group in Singapore
- A group-wide Information Security Awareness Campaign

10. COMMUNICATIONS WITH SHAREHOLDERS

10.1 The Company strives to convey to Shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis, take into consideration their views and inputs, and address Shareholders' concerns. While the Company's Investor Relations department communicates with analysts regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis.

10.2 The Articles currently do not provide for Shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

10.3 Chairmen of the Audit, Nominating and Remuneration Committees, or members of the respective Committees standing in for them, as well as the external auditors, will be present and available to address questions at General Meetings.

11. SECURITIES TRANSACTIONS

11.1 The Company has a clear set of Policy and Guidelines for Dealings in the shares of the Company and the other listed companies in the SIA group, SIA and SIA Engineering Company Limited. The Policy and Guidelines have been disseminated to employees of the Group. The Policy and Guidelines are in conformity with the guidelines of the SGX-ST.

FINANCIAL REVIEW

EARNINGS

The SATS Group's operating profit grew $72 million (+37.1%) to $267 million. Profit before tax was $288 million, an increase of $77 million (+36.3%). Profit after tax rose $42 million (+24.7%) to $213 million.

Earnings per share was 21.3 cents, an increase of 4.2 cents (+24.7%). Profit margin increased by 4.6 percentage points to 23.8%. Return on average shareholders' funds was 25.2%, a marginal improvement of 0.2 percentage point. Return on total assets also grew 1 percentage point to 15.1%.

Group Profit Before And After Tax


$ Million
300
250
200
150
100
50
0
97/98
98/99
99/00
00/01
01/02
Profit Before Tax
Profit After Tax

Group Profitability Ratios


Percent
Cents
30.0
25.0
20.0
15.0
10.0
5.0
0.0
97/98
98/99
99/00
00/01
01/02
Return On Ave. Shareholders' Fund (%)
Net Profit Margin (%)
Return On Total Assets (%)
Earnings Per Share (Cents)

Group Results


$ Million
1,000
900
800
700
600
500
400
300
200
100
0
97/98
98/99
99/00
00/01
01/02
Revenue
Expenditure
Operating Profit
Profit After Tax

FINANCIAL REVIEW

Group Revenue


$ Million
1,000
800
600
400
200
0
97/98
98/99
99/00
00/01
01/02
Group Revenue

REVENUE

The Group's revenue rose $8 million (+0.9%) to $895 million. Inflight catering revenue contributed $406 million, down $6 million (-1.5%) due to a 4.7% reduction in the number of meals uplifted. Ground handling revenue was however $8 million (+1.9%) higher at $426 million. Revenue from services other than inflight catering and ground handling amounted to $63 million, up $6 million (+11.3%) mainly from aviation security services rendered.

Group Revenue Composition

	2001-2002 $ Million	%	2000-2001 $ Million	%	Change %
Inflight catering	406.3	45.4	412.4	46.5	- 1.5
Ground handling	425.8	47.6	418.0	47.1	+ 1.9
Others #	63.2	7.0	56.8	6.4	+ 11.3
Total	895.3	100.0	887.2	100.0	+ 0.9

\# Others include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

Group Revenue Composition

(a) 2001 - 2002


47.6%
7.0%
45.4%

(b) 2000 - 2001


47.1%
6.4%
46.5%

■ Inflight Catering
▤ Ground Handling
□ Others

FINANCIAL REVIEW

EXPENDITURE

The Group's expenditure decreased 9.2% or $64 million to $629 million.

The decrease in Group's expenditure came from:

	2001-2002 $ Million	2000-2001 $ Million	Change $ Million	 %
Staff costs	324.3	406.6	- 82.3	- 20.2
Cost of raw materials	67.5	70.9	- 3.4	- 4.8
Licensing fees	64.4	64.7	- 0.3	- 0.5
Depreciation charges	56.8	40.0	+ 16.8	+ 42.0
Company accommodation and utilities	54.1	51.7	+ 2.4	+ 4.6
Other costs	61.5	58.7	+ 2.8	+ 4.8
Total	628.6	692.6	- 64.0	- 9.2

The decrease in staff costs of $82 million (-20.2%) was mainly because no profit sharing bonus provision was made for the current year compared to 4.54 months of salary amounting to $76 million provided in the previous year. In addition, overtime and meal allowances decreased $11 million as a result of cost control. The wage cut from November 2001 amounted to a saving of $3 million. The cost reductions were partly offset by the increase in CPF contribution from 12% to 16% in January 2001 amounting to approximately $5 million.

Cost of raw materials decreased $3 million (-4.8%) to $68 million as a result of the lower number of meals produced.

Depreciation charges increased by $17 million (+42.0%) mainly because of the sixth airfreight terminal which commenced operations in end April 2001.

Company accommodation and utilities increased $2 million (+4.6%) mainly from costs associated with the opening of the sixth airfreight terminal.

Other costs rose $3 million (+4.8%) mainly because of higher insurance costs (+$5 million) which were partly offset by lower maintenance costs (-$2 million).

Group Expenditure Composition

	2001-2002 $ Million	 %	2000-2001 $ Million	 %	Change %
Staff costs	324.3	51.6	406.6	58.7	- 20.2
Cost of raw materials	67.5	10.7	70.9	10.2	- 4.8
Licensing fees	64.4	10.3	64.7	9.3	- 0.5
Depreciation charges	56.8	9.0	40.0	5.8	+ 42.0
Company accommodation and utilities	54.1	8.6	51.7	7.5	+ 4.6
Other costs	61.5	9.8	58.7	8.5	+ 4.8
Total	628.6	100.0	692.6	100.0	- 9.2

Group Expenditure Composition

(a) 2001 - 2002


8.6%
9.8%
10.3%
10.7%
51.6%

(b) 2000 - 2001


7.5%
8.5%
9.3%
10.2%
58.7%

- Staff Costs
- Cost of Raw Materials
- Licensing Fees
- Depreciation Charges
- Company Accommodation and Utilities
- Other Costs

FINANCIAL REVIEW

Shareholders' Funds, Total Assets And Net Tangible Assets Per Share


$ Million
Cents
1,600
1,400
1,200
1,000
800
600
400
200
0
120
100
80
60
40
20
0
97/98
98/99
99/00
00/01
01/02
Shareholders' Funds ($ Million)
Total Assets ($ Million)
Net Tangible Assests/Share (Cents)

Net Liquid Assets/(Liabilities)


$ Million
280
200
120
40
-40
-120
-200
97/98
98/99
99/00
00/01
01/02
Net Liquid Assets/(Liabilities)

SHARE OF RESULTS OF ASSOCIATED COMPANIES

Profits from the associated companies increased $5 million (+27.1%) to $23 million and represent 8.9% of the Group's profit after tax. The increase came mainly from Asia Airfreight Terminal (+$1 million), Beijing Aviation Ground Services (+$1 million), and $1 million each from the new associated companies Evergreen Airline Services and Taj SATS Air Catering.

TAXATION

The Group's provision for taxation in 2001-2002 was $75 million, an increase of $34 million (+85.4%) from 2000-2001. The increase was mainly because of (i) lower investment allowance claims for the new inflight catering centre and sixth airfreight terminal for the year under review, and (ii) impact from a reduction in statutory tax rate written back in last year's accounts.

DIVIDENDS

An interim dividend of 20%, amounting to $15 million after tax, was paid on 29 November 2001. The directors propose that a final dividend of 40%, amounting to $31 million after tax, be paid.

FINANCIAL POSITION

At 31 March 2002, the shareholders' funds of the Group was $930 million, up $169 million (+22.2%) from a year ago.

The net tangible assets per share of the Group rose 16.1 cents (+21.2%), to 92.2 cents on 31 March 2002.

The Group's total assets was $1,488 million at 31 March 2002, an increase of $159 million (+11.9%) from last year.

Net liquid assets of the Group was $254 million at 31 March 2002, an increase of $82 million from $172 million. The debt equity ratio declined from 0.33:1 to 0.27:1 at 31 March 2002.

FINANCIAL REVIEW

SHARE OPTIONS

On 2 July 2001, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 16,784,200 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 15,350,200 Shares were accepted by the employees. The exercise periods of the said options commence on 2 July 2002 for Senior Executives (as defined under the Plan) and 2 July 2003 for other employees, and expire on 1 July 2011. The exercise price of the Shares under the said options is $1.54 per Share.

As at 31 March 2002, options to subscribe for a total of 47,310,700 Shares are outstanding under the Plan (options to subscribe for a total of 492,100 Shares lapsed pursuant to Rule 8 of the Plan).

None of the options granted on 28 March 2000, 3 July 2000 or 2 July 2001 have been exercised to date.

CAPITAL EXPENDITURE AND CASH FLOW

The Group's capital expenditure was $81 million, $45 million (-35.9%) lower than the preceding year. The capital expenditure was mainly on the sixth airfreight terminal ($42 million), second express courier centre ($12 million), and SAP R/3 system ($22 million).

Internally generated cash flow was $240 million, $7 million (-2.8%) lower than last year. The self-financing ratio of cash flow to capital expenditure rose to 2.97:1 from 1.96:1.

Capital Expenditure And Internally Generated Cash Flow



$ Million
Ratio
300
240
180
120
60
0
3.0
2.4
1.8
1.2
0.6
0.0
97/98
98/99
99/00
00/01
01/02
Capital Expenditure ($ Million)
Internally Generated Cash Flow ($ Million)
Self Financing Ratio

BREAKDOWN BY BUSINESS ACTIVITIES

	Revenue $ Million		Operating Profit $ Million	
	2001-2002	2000-2001	2001-2002	2000-2001
Inflight catering	406.3	412.4	117.0	93.3
Ground handling	425.8	418.0	109.9	81.3
Others #	63.2	56.8	39.8	20.0
	895.3	887.2	266.7	194.6

	Profit Before Tax $ Million		Average Number of Employee*	
	2001-2002	2000-2001	2001-2002	2000-2001
Inflight catering	123.8	99.6	2,852	2,789
Ground handling	129.1	97.3	5,207	5,205
Others #	34.6	14.0	1,168	1,153
	287.5	210.9	9,227	9,147

FINANCIAL REVIEW

BREAKDOWN BY BUSINESS ACTIVITIES (cont'd)

	Total Assets $ Million		Capital Expenditure $ Million	
	2001-2002	2000-2001	2001-2002	2000-2001
Inflight catering	595.5	557.6	14.8	61.9
Ground handling	726.8	655.0	62.9	62.8
Others #	165.6	116.6	3.0	1.4
	1,487.9	1,329.2	80.7	126.1

Others include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

* Figures did not include number of contract workers.

INFLIGHT CATERING

Revenue decreased $6 million (-1.5%) to $406 million due to a 4.7% reduction in the volume of meals uplifted. Revenue from the SIA Group decreased 1.3%, while that from other operators decreased by 1.7%.

Operating profit increased $24 million (+25.4%) to $117 million due to lower staff costs. Profit before tax was up $24 million (+24.3%) to $124 million.

Total assets amounted to $596 million, an increase of $38 million (+6.8%) from a year ago.

The capital expenditure of $15 million was mainly for the implementation of the SAP R/3 system.

GROUND HANDLING

Revenue rose $8 million (+1.9%) to $426 million. Revenue from the SIA Group was higher by 2.7%, while that from other operators increased 0.8%.

Operating profit increased $29 million (+35.2%) to $110 million, and profit before tax grew $32 million (+32.7%) to $129 million.

Total assets amounted to $727 million, an increase of $72 million (+11.0%) from a year ago.

The capital expenditure of $63 million was largely for the development of the sixth airfreight terminal and second express courier centre.

BREAKDOWN BY GEOGRAPHICAL LOCATION

	Revenue $ Million		Profit Before Tax $ Million	
	2001-2002	2000-2001	2001-2002	2000-2001
Singapore	895.3	877.2	264.6	192.3
Overseas	-	-	22.9	18.6
	895.3	877.2	287.5	210.9

	Total Assets $ Million		Capital Expenditure $ Million	
	2001-2002	2000-2001	2001-2002	2000-2001
Singapore	1,305.0	1,212.0	80.7	126.1
Overseas	182.9	117.2	-	-
	1,487.9	1,329.2	80.7	126.1

FINANCIAL REVIEW

STATEMENT OF VALUE ADDED AND ITS DISTRIBUTION (IN $ MILLION)

	2001-2002	2000-2001*	1999-2000	1998-1999	1997-1998
Total revenue	895.3	887.2	790.2	746.1	726.5
Less : Purchases of goods & services	267.5	266.7	226.0	208.7	211.5
Value added by the Group	627.8	620.5	564.2	537.4	515.0
Add/(less) :					
Interest income	4.0	2.9	2.0	4.1	5.2
Share of results of associated companies	22.5	17.7	17.5	9.3	6.2
Net loss from short-term investments	-	-	-	(33.2)	(20.5)
Net income/(loss) on long-term investments	0.6	0.4	(1.0)	(2.3)	-
Total value added available for distribution	654.9	641.5	582.7	515.3	505.9
Applied as follows :					
To employee					
- Salaries and other staff costs	304.3	385.9	344.3	334.1	341.4
To government					
- Corporate taxes	74.7	40.3	39.5	28.4	32.1
To supplier of capital					
- Dividends	45.3	15.1	148.7	81.4	65.1
- Minority interests	(0.1)	-	-	-	-
- Interest on borrowings	5.9	4.7	0.4	0.3	0.4
Retained for future capital requirements					
- Amortisation of goodwill	0.4	-	-	-	-
- Depreciation	56.8	40.0	38.5	42.4	48.1
- Retained earnings	167.6	155.5	11.3	28.7	18.8
Total value added	654.9	641.5	582.7	515.3	505.9
Value added per $ revenue	0.73	0.72	0.74	0.69	0.70
Value added per $ employee cost	2.15	1.66	1.69	1.54	1.48
Value added per $ investment in fixed assets	0.53	0.69	0.73	0.65	0.63

Value added is a measure of wealth created. The statement above shows the Group's value added from 1997-1998 to 2001-2002 and its distribution by way of payments to employees, government, and to those who have provided capital. It also indicates the portion retained in the business for future capital requirements.

* Figures restated for comparative purpose as a result of compliance with revised/new Statements of Accounting Standard ("SAS") with effect from 1 April 2001.

FINANCIAL REVIEW

VALUE ADDED

The total value added of the Group was $655 million, an increase of $13 million (+2.1%) from 2000-2001.

Of the total value added of $655 million, $304 million (46.4%) went to salaries and other staff costs. Shareholders received $45 million (6.9%) in dividends, interest on borrowings accounted for $6 million (0.9%) while corporate taxes accounted for $75 million (11.5%). The remaining $225 million (34.3%) was retained for future capital requirements.



Value Added For The Group
$ Million
Ratio
800
600
400
200
0
2.4
1.8
1.2
0.6
0.0
97/98
98/99
99/00
00/01
01/02
Value Added ($Million)
Value Added Per $ Revenue
Value Added Per $ Employment Cost
Value Added Per $ Investment In Fixed Assets

STAFF STRENGTH AND PRODUCTIVITY

The Group's average staff strength rose 0.9% from 9,147 to 9,227. Staff productivity measured by value added per employee, improved by 1.2%. A breakdown of the Group's staff strength is as follows:

	2001-2002	2000-2001	% Change
Inflight catering	2,852	2,789	+ 2.3
Ground handling	5,207	5,205	*
Aviation security	825	812	+ 1.6
Others	343	341	+ 0.6
	9,227	9,147	+ 0.9

Revenue per employee increased marginally to $97,028 whereas staff cost per employee decreased 21.9% to $32,971.

	2001-2002	2000-2001	% Change
Revenue per employee ($)	97,028	96,989	*
Value added per employee ($)	70,973	70,141	+ 1.2
Staff cost per employee ($)	32,971	42,193	- 21.9

* Denotes less than 0.1%.



Group Staff Strength And Productivity
No. of Staff
$'000
10,000
8,000
6,000
4,000
2,000
0
120
100
80
60
40
20
0
97/98
98/99
99/00
00/01
01/02
Group Staff Strength
Value Added Per Employee ($'000)
Revenue Per Employee ($'000)
Staff Cost Per Employee ($'000)

REPORT OF DIRECTORS

The directors have pleasure in presenting their report together with the audited financial statements of the Company and of the Group for the year ended 31 March 2002.

1. ACCOUNTS (IN SINGAPORE DOLLAR THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Profit attributable to shareholders	212,857	170,626	123,540	128,163
Transfer to statutory reserve	(196)	(57)	-	-
	212,661	170,569	123,540	128,163
Dividends paid, less tax	(45,300)	(14,900)	(45,300)	(14,900)
Profit retained	167,361	155,669	78,240	113,263

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

2. TRANSFER TO/FROM RESERVES AND PROVISIONS

There were no material transfers to or from reserves and provisions of the Company and of the Group during the financial year except as disclosed in the financial statements.

3. DIVIDENDS

A final dividend of 40%, less tax of 24.5%, amounting to $30,200,000 was paid in respect of the previous financial year as proposed in the Directors' report of that year.

An interim dividend of 20%, less tax of 24.5%, amounting to $15,100,000 was paid on 29 November 2001, in respect of the financial year under review.

The directors propose that a final dividend of 40%, less tax of 22.0%, amounting to $31,200,000 be paid.

4. PRINCIPAL ACTIVITIES

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- **Ground handling services** including
  - *airfreight handling services*
  - passenger services
  - baggage handling services
  - apron services
- **Inflight catering services** including
  - aircraft interior cleaning
  - cabin handling services
- **Aviation security services**
- **Airline laundry services**
- **Airport cargo delivery management services**

There have been no significant changes in the nature of these activities during the year under review.

REPORT OF DIRECTORS

5. DIRECTORS

a) The names of the directors in office at the date of this report are:

Cheong Choong Kong - Chairman
Michael Tan Jiak Ngee - Deputy Chairman
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

b) The following directors who held office at the end of the financial year had, according to the register required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in shares of the Company, the Company's immediate holding company and subsidiaries of the Company's immediate and ultimate holding company, as stated below:

	Direct interest			Deemed interest		
Name of director	**At 1.4.2001**	**At 31.3.2002**	**At 21.4.2002**	**At 1.4.2001**	**At 31.3.2002**	**At 21.4.2002**
Interest in Singapore Airlines Limited's ordinary shares of $0.50 each						
Cheong Choong Kong	480,800	480,800	480,800	24,000	24,000	24,000
Michael Tan Jiak Ngee	79,600	79,600	79,600	-	-	-
Chew Choon Seng	214,000	214,000	214,000	-	-	-
Barry Desker	2,000	2,000	2,000	4,000	4,000	4,000
Hong Hai	12,000	18,000	18,000	-	-	-
Interest in Singapore Airport Terminal Services Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	56,000	56,000	56,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	10,000	10,000	10,000	-	-	-
Barry Desker	11,000	11,000	11,000	-	-	-
Richard Charles Helfer	11,000	11,000	11,000	-	-	-
Ng Kee Choe	11,000	11,000	11,000	-	-	-
Interest in SIA Engineering Company Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	58,000	58,000	58,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	11,000	41,000	41,000	-	-	-
Chew Choon Seng	20,000	20,000	20,000	-	-	-
Interest in Singapore Telecommunications Limited's ordinary shares of $0.15 each						
Cheong Choong Kong	1,690	121,690	121,690	1,690	1,690	1,690
Michael Tan Jiak Ngee	6,690	6,690	6,690	-	-	-
Chew Choon Seng	11,820	11,820	11,820	-	-	-
Barry Desker	1,490	1,490	1,490	7,690	7,690	7,690
Hong Hai	1,490	1,490	1,490	1,490	1,490	1,490
Ng Kee Choe	1,690	1,690	1,690	1,690	1,690	1,690

5. DIRECTORS (cont'd)

Name of director	Direct interest At 1.4.2001	At 31.3.2002	At 21.4.2002	Deemed interest At 1.4.2001	At 31.3.2002	At 21.4.2002
Interest in Singapore Technologies Engineering Ltd's ordinary shares of $0.10 each						
Barry Desker	-	-	-	5,000	5,000	5,000
Interest in Vickers Capital Ltd's ordinary shares of $0.25 each						
Barry Desker	-	-	-	3,000	3,000	3,000
Interest in SNP Corporation Ltd's ordinary shares of $0.50 each						
Barry Desker	-	-	-	3,000	3,000	3,000
Interest in Raffles Holdings Ltd's ordinary shares of $0.50 each						
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	12,000	12,000	12,000	-	-	-
Barry Desker	-	-	-	-	20,000	20,000
Hong Hai	20,000	20,000	20,000	-	-	-
Ng Kee Choe	10,000	10,000	10,000	-	-	-
Richard Charles Helfer	250,000	250,000	250,000	-	-	-
Interest in SMRT Corporation Ltd's ordinary shares of $0.10 each						
Chew Choon Seng	50,000	50,000	50,000	-	-	-
Interest in Capitaland Limited's ordinary shares of $1 each						
Richard Charles Helfer	70,000	70,000	70,000	-	-	-
Interest in ST Assembly Test Services Ltd's ordinary shares of $0.25 each						
Hong Hai	-	10,000	10,000	-	-	-
Interest in Chartered Semiconductor Manufacturing Ltd's ordinary shares of $0.26 each						
Hong Hai	-	4,000	4,000	-	-	-
Interest in SembCorp Logistics Limited's ordinary shares of $0.25 each						
Barry Desker	-	-	-	-	10,000	10,000
Interest in Singapore Airlines Limited's Fixed Rate Notes 2011 of $250,000 each						
Cheong Choong Kong	-	1	1	-	-	-
Interest in Capitaland Limited's Fixed Rate Notes 2003 of $250,000 each						
Cheong Choong Kong	-	1	1	-	-	-

REPORT OF DIRECTORS

5. DIRECTORS (cont'd)

	Direct interest		
Name of director	At 1.4.2001	At 31.3.2002	At 21.4.2002
Options to subscribe for Singapore Airlines Limited's ordinary shares of $0.50 each			
Cheong Choong Kong	480,000	708,000	708,000
Michael Tan Jiak Ngee	150,000	302,000	302,000
Chew Choon Seng	150,000	302,000	302,000
Options to subscribe for Capitaland Limited's ordinary shares of $1 each			
Richard Charles Helfer	970,487	750,149	750,149
Options to subscribe for Raffles Holdings Ltd's ordinary shares of $0.50 each			
Richard Charles Helfer	-	1,000,000	1,000,000
Options to subscribe for The Ascott Group Limited's ordinary shares of $0.20 each			
Richard Charles Helfer	-	60,000	60,000

c) No director who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiaries of the Company's ultimate holding company except as disclosed above.

d) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than under the Employee Share Option Plan of its immediate holding company and the subsidiaries of the Company's ultimate holding company.

e) Since the end of the previous financial year, no director has received or has become entitled to receive benefits under contracts required to be disclosed by Section 201(8) of the Companies Act, Cap. 50 except those disclosed in Note 4 to the financial statements.

6. AUDIT COMMITTEE

The Audit Committee comprises three members, two of whom are independent non-executive directors. The members of the Audit Committee at the date of this report are:

Ng Kee Choe - Chairman
Chew Choon Seng
Hong Hai

6. AUDIT COMMITTEE (cont'd)

The Audit Committee carried out its function in accordance with Section 201B(5) of the Companies Act, Cap. 50 and performed the following functions:-

a) reviewed the audit plans of the internal and external auditors of the Group and the Company, the results of their examination of the Group and the Company's system of internal accounting controls and the co-operation given by the Group and the Company's officers to the internal and external auditors;

b) reviewed the financial statements of the Group and the Company for the year and the auditors' report thereon before their submission to the Board of Directors; and

c) reviewed interested persons transactions.

The Audit Committee has nominated Ernst and Young for re-appointment as auditors of the Company by shareholders for the ensuing financial year commencing 1 April 2002.

7. SHARE CAPITAL

No shares were issued by the Company during the year.

8. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

During the financial year, the Company incorporated the following subsidiary:-

Name of subsidiary	Paid up capital	Cost of investment	Interest held
Aerolog Express Pte Ltd	S$1,800,000	S$1,260,000	70%

There was no other acquisition or disposal of a subsidiary by the Company during the year.

9. OPTIONS ON SHARES OF THE COMPANY

The amended and restated SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by Shareholders of the Company at the Company's Extraordinary General Meeting held on 7 July 2001.

Under the plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;

b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

REPORT OF DIRECTORS

9. OPTIONS ON SHARES OF THE COMPANY (cont'd)

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer - Chairman
Michael Tan Jiak Ngee
Hong Hai

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 16,784,200 unissued ordinary shares of $0.10 each in the Company at an offering price of $1.54 per share.

At the end of the financial year, options to take up 47,310,700 unissued ordinary shares of $0.10 each in the Company were outstanding:

	Number of unissued ordinary shares of $0.10 each					
Date of grant	**Balance at 1.4.2001/ date of grant**	**Options not accepted**	**Options lapsed**	**Balance at 31.3.2002**	**Exercise Price**	**Expiry Date**
28.3.2000	18,435,900	-	285,900	18,150,000	$2.50	27.3.2010
3.7.2000	14,016,700	-	99,400	13,917,300	$2.10	2.7.2010
2.7.2001	16,784,200	1,434,000	106,800	15,243,400	$1.54	1.7.2011
	49,236,800	1,434,000	492,100	47,310,700		

10. OTHER STATUTORY INFORMATION

a) Before the profit and loss accounts and balance sheets of the Company and of the Group were made out, the directors took reasonable steps:

   i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and have satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

   ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business had been written down to their estimated realisable values.

b) At the date of this report, the directors are not aware of any circumstances which would render:

   i) the amount written-off for bad debts or the amount of the provision for doubtful debts in the Group inadequate to any substantial extent; and

   ii) the values attributed to current assets in the consolidated financial statements misleading.

c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

REPORT OF DIRECTORS

10. OTHER STATUTORY INFORMATION (cont'd)

d) As at the date of this report:

   i) there are no charges on the assets of the Company and of the Group which have arisen since the end of the financial year to secure the liabilities of any other person; and

   ii) there are no contingent liabilities which have arisen since the end of the financial year in respect of the Company and of the Group, except those mentioned in Note 32 to the financial statements.

e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or of the Group to meet their obligations as and when they fall due.

f) In the opinion of the directors, no other item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

11. AUDITORS

Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 16th day of May, 2002
Singapore

PROFIT AND LOSS ACCOUNTS

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)		Group		Company	
	Notes	2001-2002	2000-2001	2001-2002	2000-2001
REVENUE	3	895,279	887,156	70,864	56,056
EXPENDITURE					
Staff costs	28	(324,303)	(406,612)	(12,961)	(15,149)
Raw materials		(67,469)	(70,949)	-	-
Licensing fees		(64,416)	(64,660)	-	-
Depreciation charges		(56,824)	(39,985)	(26,309)	(19,611)
Company accommodation and utilities		(54,116)	(51,728)	(7,057)	(7,426)
Other costs		(61,435)	(58,622)	(5,265)	(4,912)
		(628,563)	(692,556)	(51,592)	(47,098)
OPERATING PROFIT	4	266,716	194,600	19,272	8,958
Interest on borrowings	5	(5,938)	(4,714)	(9,309)	(8,804)
Interest income	6	3,996	2,903	3,949	2,695
Gross dividends from subsidiary companies		-	-	135,223	145,245
Gross dividends from associated companies		-	-	18,067	9,836
Gross dividends from long-term investment		615	418	615	418
Gain on liquidation of a subsidiary company		-	-	-	3,641
Share of results of associated companies		22,486	17,732	-	-
Amortisation of goodwill		(429)	-	-	-
PROFIT BEFORE TAXATION		287,446	210,939	167,817	161,989
Taxation	7	(74,659)	(40,313)	(44,277)	(33,826)
PROFIT AFTER TAXATION		212,787	170,626	123,540	128,163
Minority interests		70	-	-	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		212,857	170,626	123,540	128,163
BASIC EARNINGS PER SHARE (CENTS)	9	21.3	17.1		
DILUTED EARNINGS PER SHARE (CENTS)	9	21.3	17.1		

The notes on pages 66 to 93 form an integral part of the financial statements.

BALANCE SHEETS

As At 31 March 2002

(In Singapore Dollar Thousands)		Group		Company	
	Notes	**2002**	**2001**	**2002**	**2001**
SHARE CAPITAL					
Authorised	10	200,000	200,000	200,000	200,000
Issued and fully-paid	10	100,000	100,000	100,000	100,000
RESERVES					
Distributable					
Revenue reserve		819,496	650,065	419,881	341,641
Foreign currency translation reserve		9,939	10,567	-	-
Non-distributable					
Statutory reserve		822	626	-	-
	11	830,257	661,258	419,881	341,641
SHARE CAPITAL AND RESERVES		930,257	761,258	519,881	441,641
MINORITY INTERESTS		470	-	-	-
DEFERRED TAXATION	12	113,298	102,335	60,778	55,104
NOTES PAYABLE	13	200,000	200,000	200,000	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	14	48,016	47,398	48,016	47,398
TERM LOAN	15	1,483	2,102	-	-
HIRE PURCHASE CREDITORS	16	9	193	-	-
		1,293,533	1,113,286	828,675	744,143
Represented by:					
FIXED ASSETS	17				
Leasehold land and buildings		617,224	440,642	614,597	437,893
Progress payments		8,831	247,584	432	175,169
Others		231,391	145,382	2,529	1,686
		857,446	833,608	617,558	614,748
INVESTMENT IN SUBSIDIARY COMPANIES	18	-	-	37,275	36,015
LONG-TERM INVESTMENTS	19	7,886	10,582	7,886	10,582
ASSOCIATED COMPANIES	20	122,195	77,336	92,722	42,912
GOODWILL	21	8,156	-	-	-
LOAN TO THIRD PARTY	22	48,016	47,398	48,016	47,398
CURRENT ASSETS					
Trade debtors	23	56,931	55,164	37	56
Other debtors	24	31,560	36,905	29,521	35,412
Related companies	25	293,729	224,398	247,146	150,549
Associated companies	20	757	3,061	733	2,904
Stocks	26	8,745	10,368	465	633
Bank fixed deposits		46,208	24,048	42,707	23,547
Cash and bank balance		6,252	6,352	2,028	1,278
		444,182	360,296	322,637	214,379
Less:					
CURRENT LIABILITIES					
Term loan	15	620	620	-	-
Trade creditors		52,503	123,335	3,945	3,487
Other creditors	27	70,517	54,289	33,577	32,492
Related companies	25	-	-	255,812	185,636
Provision for taxation		70,708	37,690	4,085	276
		194,348	215,934	297,419	221,891
NET CURRENT ASSETS/(LIABILITIES)		249,834	144,362	25,218	(7,512)
		1,293,533	1,113,286	828,675	744,143

The notes on pages 66 to 93 form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)

	Notes	Share Capital	Revenue Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total Shareholders' Equity
GROUP						
Balance at 1 April 2000						
- As previously stated		100,000	502,479	569	7,866	610,914
- Effect of adopting SAS12		-	(8,083)	-	-	(8,083)
- As restated		100,000	494,396	569	7,866	602,831
Transfer to statutory reserve		-	(57)	57	-	-
Foreign currency translation adjustment		-	-	-	2,701	2,701
Net gain/(loss) not recognised in the profit and loss accounts		-	(57)	57	2,701	2,701
Profit attributable to shareholders for the year						
- As previously stated		-	175,011	-	-	175,011
- Effect of adopting SAS12		-	(4,385)	-	-	(4,385)
- As restated		-	170,626	-	-	170,626
Dividends, net						
- As previously stated		-	(45,100)	-	-	(45,100)
- Effect of adopting SAS10		-	30,200	-	-	30,200
As restated	8	-	(14,900)	-	-	(14,900)
Balance at 31 March 2001		100,000	650,065	626	10,567	761,258
Transfer to statutory reserve		-	(196)	196	-	-
Share of an associated company's revenue reserve arising from equity accounting		-	2,070	-	-	2,070
Foreign currency translation adjustment		-	-	-	(628)	(628)
Net gain/(loss) not recognised in the profit and loss accounts		-	1,874	196	(628)	1,442
Profit attributable to shareholders for the year		-	212,857	-	-	212,857
Dividends, net	8	-	(45,300)	-	-	(45,300)
Balance at 31 March 2002		100,000	819,496	822	9,939	930,257

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 66 to 93 form an integral part of the financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)

	Notes	Share Capital	Revenue Reserve	Total Shareholders' Equity
COMPANY				
Balance at 1 April 2000				
- As previously stated		100,000	233,641	333,641
- Effect of adopting SAS12		-	(5,263)	(5,263)
- As restated		100,000	228,378	328,378
Profit attributable to shareholders for the year				
- As previously stated		-	129,704	129,704
- Effect of adopting SAS12		-	(1,541)	(1,541)
- As restated		-	128,163	128,163
Dividends, net				
- As previously stated		-	(45,100)	(45,100)
- Effect of adopting SAS10		-	30,200	30,200
- As restated	8	-	(14,900)	(14,900)
Balance at 31 March 2001		100,000	341,641	441,641
Profit attributable to shareholders for the year		-	123,540	123,540
Dividends, net	8	-	(45,300)	(45,300)
Balance at 31 March 2002		100,000	419,881	519,881

The notes on pages 66 to 93 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)

	Notes	2001-2002	2000-2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		287,446	210,939
Adjustments for:			
Interest income		(3,996)	(2,903)
Interest on borrowings		5,938	4,714
Dividend from long-term investment		(615)	(418)
Depreciation of fixed assets		56,824	39,985
Gain on sale of fixed assets		(973)	(26)
Share of results of associated companies		(22,486)	(17,732)
Amortisation of goodwill		429	-
Operating profit before working capital changes		322,567	234,559
Increase in debtors		(2,099)	(5,430)
Decrease/(Increase) in stocks		1,623	(1,271)
Increase in amounts owing by related companies		(7,205)	(7,669)
(Decrease)/Increase in creditors		(92,078)	17,107
Increase in amounts due from associated companies		(29)	(299)
Cash generated from operations		222,779	236,997
Interest paid to third parties		(5,890)	(579)
Tax paid		(21,230)	(33,702)
NET CASH PROVIDED BY OPERATING ACTIVITIES		195,659	202,716
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets	29	(43,108)	(91,972)
Investment in associated companies		(45,618)	-
Purchase of long-term investments		-	(2,696)
Loans to third parties and associated companies		-	(485)
Repayment of loan from associated companies		1,498	-
Dividends from associated companies		15,776	9,393
Proceeds from sale of fixed assets		1,056	286
Interest received from deposits		3,672	2,933
Dividends received from long-term investments		615	418
Interest paid to immediate holding company		-	(4,221)
NET CASH USED IN INVESTING ACTIVITIES		(66,109)	(86,344)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds of notes issued during the year		-	200,000
Repayment of term loans		(620)	(15,620)
Issuance of shares by a subsidiary company to a minority shareholder		540	-
Repayment of loan to immediate holding company		-	(160,000)
Repayment of hire purchase creditor		(394)	(381)
Dividends paid		(45,300)	(14,900)
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES		(45,774)	9,099
NET INCREASE IN CASH AND CASH EQUIVALENTS		83,776	125,471
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	29	170,280	44,809
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	29	254,056	170,280

The notes on pages 66 to 93 form an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

1. GENERAL

The consolidated financial statements of Singapore Airport Terminal Services Limited ("the Company") for the year ended 31 March 2002 were authorised for issue in accordance with a resolution of the Directors on 16 May 2002.

The Company is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited. The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

There have been no significant changes in the nature of these activities during the financial year.

2. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) Basis of accounting

The financial statements of the Company and of the Group, which are expressed in Singapore dollars, are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and the applicable provisions of the Companies Act, Cap.50.

The accounting policies have been consistently applied by the Group and, except for the change in accounting policies discussed more fully below, are consistent with those used in the previous year.

(b) Changes in accounting policies

During the year, the Company and the Group complied with the revised/new Statements of Accounting Standard ("SAS") which were effective from 1 April 2001, and modified certain accounting policies. The effects of these changes on the financial statements were :

SAS 10 (2000) Events after the Balance Sheet Date

Under SAS 10 (2000), dividends proposed or declared after the balance sheet date are no longer recognised as a liability as at the balance sheet date.

SAS 12 (revised 2001) Income Taxes

Under SAS 12 (revised 2001), a deferred tax liability is now recognised for all taxable temporary differences. Previously deferred tax liabilities were recognised on account of differences only to the extent that a tax liability was expected to materialise in the foreseeable future.

31 March 2002 (In Singapore Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(b) Changes in accounting policies (cont'd)

SAS 22 (revised 2000) Business Combination

Under SAS 22 (revised 2000), goodwill arising from business combinations on or after 1 April 2001 is capitalised and amortised using a straight-line method over a useful period not exceeding 20 years. Such goodwill was previously written off directly to reserves in the year of acquisition. As SAS 22 (revised 2000) has been applied on a prospective basis, the gain or loss arising from the disposal of a subsidiary or associated company will include the attributable goodwill that was previously written off directly to reserves.

Further information on the effects of adopting the new and revised SAS is disclosed in the Statement of Changes in Shareholders' Equity.

(c) Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the year ended 31 March. A list of the Group's subsidiary companies is shown in note 18 to the financial statements.

(d) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the profit and loss accounts. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the profit and loss accounts.

(e) Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write- down their cost to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows :

Leasehold land and buildings	-	over the term of the lease or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	-	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	-	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(f) Unquoted investments

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any permanent impairment in value.

(g) Income from investments

Dividend income from investments is recognised when the shareholder right to receive payments is established. Interest income from investments and fixed deposits is accrued on a day-to-day basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h) Subsidiary and associated companies

Shares in subsidiary and associated companies are stated at cost. Provision is made for any permanent impairment in value.

Subsidiary companies are those companies in which the Group holds more than 50% of the issued share capital and over which the Group exercises management control.

An associated company is defined as a company, not being a subsidiary, in which the Group has a long-term interest of not less than 20% in the equity and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the results of associated companies is included in the consolidated profit and loss accounts of the Group and the Group's share of the post-acquisition changes in shareholder's equity is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated company concerned, made up as appropriate, to the end of the financial year.

(i) Stocks

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis.

(j) Trade and other debtors

Trade and other debtors, which generally have 30-90 days terms, are recognised and carried at original invoiced amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Amounts owing by the holding company and the related companies are recognised and carried at cost.

(k) Trade and other creditors

Trade and other creditors, which are normally settled on 30-90 days terms, are carried at cost which is the fair value of the consideration to be paid in the future for the goods and services received, whether or not billed to the Group.

Amounts owing to the holding company and the related companies are carried at cost.

(l) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(m) Leased assets

Where assets are financed by lease agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright at the values equivalent to the principal values of total rental payable during the periods of the leases and the corresponding lease commitments are included under liabilities. Lease payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss accounts. Depreciation on the relevant assets is charged to the profit and loss accounts.

Annual rentals on operating leases are charged to the profit and loss accounts.

(n) Deferred taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Deferred taxation (cont'd)

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. For deductible temporary differences associated with investments in subsidiaries and associated companies, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or subsequently enacted at the balance sheet date.

(o) Goodwill

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition represents goodwill. Goodwill is amortised using the straight-line method over a period not exceeding 20 years. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

(p) Foreign Currencies

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing on the dates of transactions. All foreign currency monetary assets and liabilities are stated on the balance sheet at year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from the conversion of current assets and liabilities are dealt with in the profit and loss accounts.

For the purposes of the group accounts, the net assets of the associated companies incorporated or established in foreign jurisdictions are translated into Singapore dollars at the exchange rates prevailing on the balance sheet date. The resultant gain or loss on translation is taken to the foreign currency translation reserve.

(q) Revenue recognition

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon the rendering of services.

(r) Employee benefits

Defined contribution plans

As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees. The Group's companies also contribute to its immediate holding company's group pension scheme, the SIA Singapore Provident Fund, for the benefits of certain of its employees. Such contributions are recognised as compensation expense in the same period as the employment that gives rise to the contributions.

Equity Compensation Plan

The Company has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. There are no charges to the earnings upon the grant or exercise of the options because the exercise price approximates the market value of the shares on the date of grant.

Details of the Plan are disclosed in Note 28 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(s) **Cash and cash equivalents**
Cash and cash equivalents include cash and bank balances, bank fixed deposits and deposits with the immediate holding company.

3. REVENUE (IN $ THOUSANDS)

(a) **Revenue**
Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services and airport cargo delivery management services rendered by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
External customers	371,508	369,045	6,661	5,016
Immediate holding company	417,780	498,214	1,555	2,103
Subsidiary companies	-	-	60,583	47,928
Related companies	105,991	19,897	2,065	1,009
	895,279	887,156	70,864	56,056

(b) **Analysis by activity**

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Inflight catering services	406,281	412,413	-	-
Ground handling services	425,834	418,040	-	-
Others	63,164	56,703	70,864	56,056
	895,279	887,156	70,864	56,056

4. OPERATING PROFIT (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Operating profit is stated after charging/(crediting) :				
Depreciation of fixed assets	56,824	39,985	26,309	19,611
Directors' emoluments				
- Directors of the Company	266	327	266	327
- Other directors of subsidiary companies	1,243	1,007	-	-
Auditors' remuneration				
- Audit fee	124	120	32	32
- Non-audit fee	211	94	154	50
Exchange gain, net	(910)	(955)	(910)	(955)
Gain on sale of fixed assets	(973)	(26)	(810)	(173)
Provision for doubtful debts	26	54	-	-
Bad debts written-off	38	5	-	-

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

5. INTEREST ON BORROWINGS (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Interest expense on:				
Loan from immediate holding company	-	4,140	-	4,140
Loan from third parties	5,938	574	5,872	455
Deposit from subsidiary companies	-	-	3,437	4,209
	5,938	4,714	9,309	8,804

6. INTEREST INCOME (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Interest income from :				
Immediate holding company	2,662	1,405	2,662	1,254
Third parties	1,145	1,296	1,098	1,240
Associated companies	189	202	189	201
	3,996	2,903	3,949	2,695

7. TAXATION (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Taxation in respect of profit for the year :				
Current taxation	62,384	26,036	37,476	32,276
Deferred taxation (Note 12)	10,963	13,094	5,674	1,941
Over accrual in respect of prior years	(2,310)	(1,726)	(268)	(1,252)
Associated companies	3,622	2,909	1,395	861
	74,659	40,313	44,277	33,826

The current year's taxation charge for the Group and the Company is computed after taking into account non-taxable income and non-deductible expenses, and therefore differs from the amount determined by applying the statutory tax rate to the financial year's profit.

7. TAXATION (IN $ THOUSANDS) (cont'd)

A reconciliation of the statutory tax rate to the Group and the Company's effective tax rate applicable to profit before taxation was as follows:

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Profit before taxation for the year	287,446	210,939	167,817	161,989
Taxation on profit before taxation for the year at 24.5%	70,424	51,680	41,115	39,688
Adjustments				
Permanent differences/expenses not deductible for tax purposes	4,114	(2,959)	2,187	(4,017)
Investment allowance	(1,530)	(5,056)	-	-
Additional tax on income of an associated company whose effective tax rate is higher than the statutory tax rate	4,159	2,275	1,396	1,608
Changes in statutory tax rate	-	(2,742)	-	(1,607)
Others	(198)	(1,159)	(153)	(594)
Current financial year's taxation charge	76,969	42,039	44,545	35,078
Comprising:				
Current taxation	62,384	26,036	37,476	32,276
Deferred taxation	10,963	13,094	5,674	1,941
Associated companies	3,622	2,909	1,395	861
	76,969	42,039	44,545	35,078

8. DIVIDENDS (IN $ THOUSANDS)

	Group	
	2001-2002	2000-2001
Final dividend of 4 cents per ordinary share of $0.10 each less 24.5% tax in respect of previous financial year	30,200	-
Interim dividend of 2 cents per ordinary share of $0.10 each less 24.5% (2001:25.5%) tax in respect of current financial year	15,100	14,900
	45,300	14,900

The Directors propose that a final dividend of 4 cents per ordinary share of $0.10 less 22.0% tax, amounting to $31,200,000, be paid for the financial year ended 31 March 2002.

9. EARNINGS PER SHARE

	Group	
	2001-2002	2000-2001
Profit attributable to shareholders (in $ Thousands)	212,857	170,626

	Group	
	31 March	
	2002	2001
Weighted average number of ordinary shares in issue used for computing basic earnings per share	1,000,000,000	1,000,000,000
Adjustment for share options	-	-
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	1,000,000,000	1,000,000,000
Basic earnings per share (cents)	21.3	17.1
Diluted earnings per share (cents)	21.3	17.1

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values.

10. SHARE CAPITAL (IN $ THOUSANDS)

	Group and Company	
	31 March	
	2002	2001
Authorised :		
Balance at beginning and end of the year		
2,000,000,000 ordinary shares of $0.10 each	200,000	200,000
Issued and fully-paid:		
Balance at beginning and end of the year		
1,000,000,000 ordinary shares of $0.10 each	100,000	100,000

11. RESERVES (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Revenue reserve	819,496	650,065	419,881	341,641
Foreign currency translation reserve	9,939	10,567	-	-
Total distributable reserves	829,435	660,632	419,881	341,641
Non-distributable statutory reserve	822	626	-	-
Total reserves	830,257	661,258	419,881	341,641

12. DEFERRED TAXATION (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Balance at beginning of year				
- As previously stated	89,867	81,158	48,300	47,900
- Effect of adopting SAS12	12,468	8,083	6,804	5,263
- As restated	102,335	89,241	55,104	53,163
Provided during the year (Note 7)				
- As previously stated	10,963	8,709	5,674	400
- Effect of adopting SAS12	-	4,385	-	1,541
- As restated	10,963	13,094	5,674	1,941
Balance at end of year	113,298	102,335	60,778	55,104
The deferred taxation principally arises as a result of :				
Excess of net book value over tax written down value of fixed assets	95,963	90,416	50,738	48,307
Undistributed profits of overseas associated companies and unremitted foreign income	18,134	12,468	9,767	6,804
Provisions	(799)	(549)	273	(7)
	113,298	102,335	60,778	55,104

13. NOTES PAYABLE

Notes payable refers to unsecured medium-term notes which bear effective interest at 2.94% per annum and are repayable on 29 March 2004.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

14. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 22). It is unsecured and bears interest rates ranging from 2.28% to 4.23% (2001: 5.77% to 7.29%) per annum. The loan is scheduled to mature on 28 March 2007.

15. TERM LOAN

The unsecured term loan is repayable over 10 years commencing 31 July 1996 and bears interest at 1/4% per annum above the one month (Singapore) swap offer rate for the first five years and 3/8% per annum above the one month (Singapore) swap offer rate for the next five years. In respect of the current financial year, interest rates ranged from 1.185% to 2.815% (2001: 2.47% to 3.21%) per annum.

16. HIRE PURCHASE CREDITORS (IN $ THOUSANDS)

	Group	
	31 March	
	2002	2001
Repayable within one year (included in other creditors)	184	394
Repayable after one year	9	193
	193	587

	Group			
	31 March			
	2002		2001	
	Minimum payments	Present Value of Payments	Minimum payments	Present Value of Payments
Within one year	186	184	408	394
After one year but not more than five years	9	9	195	193
Total future lease payments	195	193	603	587
Amounts representing interest	(2)	-	(16)	-
Present value of minimum lease payments	193	193	587	587

The average discount rate implicit in the hire purchase is 3.5% (2001:3.5%) per annum.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

17. FIXED ASSETS (IN $ THOUSANDS)

	At 1.4.01	Reclassi-fications	Additions	Disposals	At 31.3.02
GROUP					
Cost					
Leasehold land and buildings	550,822	174,529	27,702	-	753,053
Office fittings and fixtures	17,201	224	308	(1,636)	16,097
Fixed ground support equipment	246,583	62,691	27,060	(5,867)	330,467
Mobile ground support equipment	58,650	-	1,502	(6,462)	53,690
Office and commercial equipment	33,184	4,984	18,783	(5,610)	51,341
Motor vehicles	27,857	-	1,715	(153)	29,419
	934,297	242,428	77,070	(19,728)	1,234,067
Progress payments	247,584	(242,428)	3,675	-	8,831
	1,181,881	-	80,745	(19,728)	1,242,898
Accumulated depreciation					
Leasehold land and buildings	110,180	-	25,649	-	135,829
Office fittings and fixtures	13,226	-	973	(1,561)	12,638
Fixed ground support equipment	126,305	-	21,374	(5,864)	141,815
Mobile ground support equipment	50,836	-	1,948	(6,462)	46,322
Office and commercial equipment	23,315	-	5,424	(5,605)	23,134
Motor vehicles	24,411	-	1,456	(153)	25,714
	348,273	-	56,824	(19,645)	385,452
Net book value	833,608				857,446

The net book value of fixed assets under hire purchase amounted to approximately $1,027,437 (2001:$1,280,970).

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

17. FIXED ASSETS (IN $ THOUSANDS) (cont'd)

	At 1.4.01	Reclassi-fications	Additions	Disposals	Transfer from subsidiary companies	At 31.3.02
Company						
Cost						
Leasehold land and buildings	547,233	174,480	27,702	-	17	749,432
Fixed ground support equipment	1,150	-	-	-	7	1,157
Mobile ground support equipment	14,972	-	-	(4,871)	26	10,127
Office and commercial equipment	2,227	351	1,324	(37)	638	4,503
Motor vehicles	5,593	-	-	-	31	5,624
	571,175	174,831	29,026	(4,908)	719	770,843
Progress payments	175,169	(174,831)	94	-	-	432
	746,344	-	29,120	(4,908)	719	771,275
Accumulated depreciation						
Leasehold land and buildings	109,340	-	25,478	-	17	134,835
Fixed ground support equipment	1,150	-	-	-	7	1,157
Mobile ground support equipment	14,807	-	31	(4,871)	26	9,993
Office and commercial equipment	744	-	787	(36)	638	2,133
Motor vehicles	5,555	-	13	-	31	5,599
	131,596	-	26,309	(4,907)	719	153,717
Net book value	614,748					617,558

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Depreciation charge for the financial year				
Leasehold land and buildings	25,649	19,041	25,478	18,871
Office fittings and fixtures	973	1,141	-	-
Fixed ground support equipment	21,374	13,142	-	1
Mobile ground support equipment	1,948	1,603	31	30
Office and commercial equipment	5,424	3,686	787	701
Motor vehicles	1,456	1,372	13	8
	56,824	39,985	26,309	19,611

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

18. INVESTMENT IN SUBSIDIARY COMPANIES (IN $ THOUSANDS)

	Company	
	31 March	
	2002	2001
Unquoted shares, at cost	37,275	36,015

The subsidiary companies are:

Name of companies (Country of Incorporation)	Principal activities (Place of business)	Cost to Company 31 March 2002	Cost to Company 31 March 2001	Percentage of equity held 31 March 2002 %	Percentage of equity held 31 March 2001 %
Held by the Company					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	16,500	16,500	100	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	14,000	14,000	100	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	3,000	3,000	100	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	2,515	2,515	100	100
Aerolog Express Pte Ltd (Singapore)	Air cargo delivery management services (Singapore)	1,260	-	70	-
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	#	#	100	100
		37,275	36,015		

# Denotes less than $1,000.

19. LONG-TERM INVESTMENTS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Unquoted equity investments at cost	7,886	15,434	7,886	15,434
Provision for impairment	-	(4,852)	-	(4,852)
	7,886	10,582	7,886	10,582

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

20. ASSOCIATED COMPANIES (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Unquoted shares, at cost	96,519	47,309	96,519	47,309
Provision for impairment	(3,313)	(3,313)	(4,735)	(4,735)
Goodwill on acquisition	(9,324)	(739)	-	-
	83,882	43,257	91,784	42,574
Share of post-acquisition profits of associated companies	26,614	22,548	-	-
Share of statutory reserves of associated companies	822	626	-	-
Foreign currency translation adjustment	9,939	10,567	-	-
	37,375	33,741	-	-
Amounts receivable on :				
current account	297	503	273	346
loans due from associated companies	1,398	2,896	1,398	2,896
	122,952	80,397	93,455	45,816
Receivable within one year	(757)	(3,061)	(733)	(2,904)
	122,195	77,336	92,722	42,912

The loans due from associated companies bear interest between 3% and 19.453% (2001:3% and 12.6%) per annum. The loans are due from two associated companies, of which an amount of $460,125 is due in July 2002 and the remaining amount of $937,820 is payable by 30 April 2003.

The amounts receivable on current account are interest-free and have no fixed terms of repayment.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

20. ASSOCIATED COMPANIES (IN $ THOUSANDS) (cont'd)

The associated companies are:

Name of company (Country of Incorporation)	Principal activities (Place of business)	Cost to Company 31 March 2002	Cost to Company 31 March 2001	Percentage of equity held 31 March 2002 %	Percentage of equity held 31 March 2001 %
Maldives Inflight Catering Private Ltd (Republic of Maldives)	Inflight catering services (Republic of Maldives)	287	287	35.0	35.0
Beijing Airport Inflight Kitchen Ltd (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	13,882	13,882	40.0	40.0
Beijing Aviation Ground Services Co Ltd (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	5,710	5,710	40.0	40.0
AVISERV LTD (Ireland)	Inflight catering services (Pakistan)	3,313	3,313	49.0	49.0
Tan Son Nhat Cargo Services Ltd (Vietnam)	Airport ground handling services (Vietnam)	1,958	1,958	30.0	30.0
Asia Airfreight Terminal Co Ltd (Hong Kong)	Airport ground handling services (Hong Kong)	16,162	16,162	24.5	24.5
SERVAIR – SATS Holding Company Pte Ltd (Singapore)	Investment holding company (Singapore)	509	509	49.0	49.0
MacroAsia-Eurest Catering Services, Inc (Philippines)	Inflight catering services (Philippines)	2,027	2,027	20.0	20.0
Taj Madras Flight Kitchen Limited (India)	Inflight catering services (India)	1,901	1,901	30.0	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd (Singapore)	Dormant (Singapore)	1,560	1,560	24.0	24.0
Evergreen Airline Services Corporation (Taiwan)	Airport ground handling services (Taiwan)	4,893	-	20.0	-
Evergreen Air Cargo Services Corporation (Taiwan)	Air cargo handling services (Taiwan)	13,057	-	20.0	-
Taj SATS Air Catering Limited (India)	Catering services (India)	31,260	-	49.0	-
		96,519	47,309		

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

21. GOODWILL (IN $ THOUSANDS)

	Group	
	31 March	
	2002	2001
At Cost		
Balance at beginning of the year	-	-
Goodwill on acquisition	8,585	-
Balance at end of the year	8,585	-
Accumulated amortisation		
Balance at beginning of the year	-	-
Charge for the year	429	-
Balance at end of the year	429	-
Net book value	8,156	-

22. LOAN TO THIRD PARTY

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 2.28% and 4.23% (2001 : 5.77% to 7.29%) per annum. The loan is repayable on 28 March 2007.

23. TRADE DEBTORS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Trade debtors are stated after deducting provision for doubtful debts of	3,825	3,799	30	30
Analysis of the movements in provision for doubtful debts				
Balance at beginning of year	3,799	3,745	30	30
Charge to profit & loss accounts	26	54	-	-
Balance at end of year	3,825	3,799	30	30
Bad debts written off directly to profit and loss accounts	38	5	-	-

24. OTHER DEBTORS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Staff loans	5,263	6,632	5,230	6,608
Prepaid expenses	2,918	2,154	1,953	1,343
Sundry receivables	2,292	1,207	1,251	549
Tax recoverable	21,087	26,912	21,087	26,912
	31,560	36,905	29,521	35,412

25. RELATED COMPANIES (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Deposits with immediate holding company	201,596	139,880	201,596	139,880
Amounts owing by/(to) immediate holding company	53,794	82,791	(302)	(750)
Amounts owing by/(to) related companies	38,339	1,727	(322)	(1,420)
Amounts owing by subsidiary companies	-	-	45,550	10,669
Deposits placed by subsidiary companies	-	-	(255,188)	(183,466)
	293,729	224,398	(8,666)	(35,087)
Disclosed as:				
Current assets	293,729	224,398	247,146	150,549
Current liabilities	-	-	(255,812)	(185,636)
	293,729	224,398	(8,666)	(35,087)

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 0.59% to 2.31% (2001: 1.81% to 2.88%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing by subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 0.63% to 2.31% (2001 : 1.79% to 2.92%) per annum.

26. STOCKS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Food supplies and dry stores	4,802	6,271	-	-
Technical spares	3,456	3,436	-	-
Stationery and office supplies	61	68	52	60
Uniforms	413	573	413	573
Fuel and oil	13	20	-	-
	8,745	10,368	465	633
Stocks are stated after deducting provision for stock obsolescence :				
Food supplies and dry stores	250	104	-	-
Technical spares	500	500	-	-
	750	604	-	-
Analysis of the movements in provision for stock obsolescence :				
Balance at beginning of year	604	450	-	-
Charge to profit and loss accounts	146	391	-	-
Written off against obsolete stocks during the year	-	(237)	-	-
Balance at end of year	750	604	-	-

27. OTHER CREDITORS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Tender deposits	1,194	1,341	358	630
Accrued expenses	11,650	14,558	10,862	13,853
Purchase of fixed assets	57,489	37,996	22,357	18,009
Hire purchase creditors (Note 16)	184	394	-	-
	70,517	54,289	33,577	32,492

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

28. EMPLOYEE BENEFITS

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Number of employees at end of year	9,137	9,318	206	196
(in $ Thousands)				
Staff costs (including executive directors) :				
- Salaries, bonuses and other costs	292,042	366,554	11,822	13,732
- Staff Provident Fund	32,261	40,058	1,139	1,417
	324,303	406,612	12,961	15,149

The SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer - Chairman
Michael Tan Jiak Ngee
Hong Hai

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

Information with respect to the number of options granted under the Plan is as follows :

	Group	
	31 March	
	2002	2001
Outstanding at beginning of the year	32,452,600	18,703,600
Granted	16,784,200	14,788,900
Options not accepted	(1,434,000)	(652,300)
Options lapsed	(492,100)	(387,600)
Outstanding at end of the year	47,310,700	32,452,600
Exercisable at end of the year	17,959,200	275,150

31 March 2002 (In Singapore Dollars)

28. EMPLOYEE BENEFITS (cont'd)

Details of share options granted during the financial year :

	Group	
	31 March	
	2002	2001
Expiry date	1.7.2011	2.7.2010
Exercise price	$1.54	$2.10
Aggregate proceeds if shares are issued	-	-

No share options were exercised during the financial year.

Terms of share options outstanding as at 31 March 2002 :

Exercise period	Exercise price	Number outstanding	Number exercisable
28.03.2001 to 27.03.2010	$2.50	275,150	275,150
28.03.2002 to 27.03.2010	$2.50	17,324,550	17,324,550
28.03.2003 to 27.03.2010	$2.50	275,150	-
28.03.2004 to 27.03.2010	$2.50	275,150	-
03.07.2001 to 02.07.2010	$2.10	359,500	359,500
03.07.2002 to 02.07.2010	$2.10	12,838,800	-
03.07.2003 to 02.07.2010	$2.10	359,500	-
03.07.2004 to 02.07.2010	$2.10	359,500	-
02.07.2002 to 01.07.2011	$1.54	469,300	-
02.07.2003 to 01.07.2011	$1.54	13,835,500	-
02.07.2004 to 01.07.2011	$1.54	469,300	-
02.07.2005 to 01.07.2011	$1.54	469,300	-
		47,310,700	17,959,200

29. CASH AND CASH EQUIVALENTS (IN $ THOUSANDS)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	Group	
	31 March	
	2002	2001
Bank fixed deposits	46,208	24,048
Cash and bank balances	6,252	6,352
Deposits with immediate holding company (Note 25)	201,596	139,880
	254,056	170,280

(b) Analysis of capital expenditure cash flow:

	Group	
	31 March	
	2002	2001
Addition of fixed assets	80,745	126,051
Adjustment for fixed assets acquired under credit terms	(37,637)	(34,079)
Cash invested in fixed assets	43,108	91,972

30. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following are transactions entered into by the Group with related parties at market rates:

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Services rendered by:				
Immediate holding company	15,845	14,540	1,569	1,592
Subsidiary companies	-	-	207	669
Related companies	2,031	1,553	119	705
	17,876	16,093	1,895	2,966
Sales to:				
Immediate holding company	417,780	498,214	1,555	2,103
Subsidiary companies	-	-	60,583	47,928
Related companies	105,991	19,897	2,065	1,009
	523,771	518,111	64,203	51,040

Other transactions with related parties are disclosed in Notes 3, 5, 6 and 25.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

31. CAPITAL AND OTHER COMMITMENTS (IN $ THOUSANDS)

(a) The Group has the following commitments for capital expenditure which have not been provided for in the financial statements:-

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Authorised and contracted for	17,991	112,021	3,082	45,927
Authorised but not contracted for	35,447	122,246	1,051	47,529
	53,438	234,267	4,133	93,456

(b) The Group leases a leasehold building and two pieces of leasehold land under lease agreements. The lease of the leasehold building expires on 30 June 2024 and the leases of the leasehold land expire on 30 July 2021 and 30 October 2022. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:-

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
2001-2002	-	2,392	-	2,200
2002-2003	2,190	2,392	1,998	2,200
2003-2004	2,392	2,392	2,200	2,200
2004-2005	2,392	2,392	2,200	2,200
2005-2006	2,392	2,392	2,200	2,200
Remaining years	41,532	41,535	37,828	37,831
	50,898	53,495	46,426	48,831

32. CONTINGENT LIABILITIES (IN $ THOUSANDS)

(a) Contingent liabilities not provided for in the financial statements are as follows:-

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Guarantees given to banks in connection with credit facilities granted to an associated company	-	16,616	-	16,616
Bankers guarantee given with respect to securing work permits for foreign staff and their accommodation	165	325	165	325
	165	16,941	165	16,941

(b) A subsidiary of the Company has entered into a contract with a contractor to design, build and install certain fixed ground support equipment for an airfreight terminal. The contractor has made claims amounting to $23 million against the subsidiary for additional work carried out during the installation of the fixed ground support equipment. The subsidiary has rejected these claims, and is currently in discussion with the contractor. The contractor may initiate arbitration proceedings against the subsidiary to claim for payments for these alleged additional works if the parties cannot reach a satisfactory settlement.

Based on legal and technical advice received and information presently available, the subsidiary believes that it has reasonable grounds to successfully resist these claims. Accordingly no provision has been made for these claims in the accounts of the subsidiary.

33. FINANCIAL INSTRUMENTS

(a) Financial Risk Management Objectives and Policies

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 8 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Foreign Currency Risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency-denominated operating revenues and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

(c) Interest Rate Risk

The Group's earnings are also affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, loans to third parties and associated companies, and its interest expense on the term loan and the loan from immediate holding company.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD and USD.

(d) Counter-Party Risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2002 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed with reputable financial institutions and the immediate holding company. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2002, the Group has trade receivables of $53.8 million (2001:$82.8 million) due from its immediate holding company, and has placed deposits of $201.6 million (2001:$139.9 million) with its immediate holding company.

(e) Liquidity Risk

As at 31 March 2002, the Group had at its disposal, cash and short-term deposits amounting to $254.1 million (2001:$170.3 million). In addition, the Group has available short-term credit facilities of approximately $50 million (2001:$50 million) from an open-ended revolving credit facility granted by a commercial bank. The Group also has an alternative facility to issue notes up to $300 million (2001:$300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash and short-term deposits, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

(f) Derivative Financial Instruments

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

33. FINANCIAL INSTRUMENTS (cont'd)

(g) Fair values

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:-

	Total carrying amount		Aggregate net fair value	
	31 March		31 March	
	2002	2001	2002	2001
Financial liabilities				
Notes payable (in $ Thousands)	200,000	200,000	201,252	200,000

The carrying values of the unquoted equity investments held as long-term investments are stated at cost of $7,886,000 (2001 : $10,582,000). The fair values of these investments are expected to be above their carrying values.

The carrying amounts of trade and other debtors, cash, deposits, trade and other creditors approximate their fair values due to their short-term nature.

34. STATUTORY INFORMATION REQUIRED BY PARAGRAPH 7 OF THE NINTH SCHEDULE OF THE COMPANIES ACT, CAP. 50

Debts payable by and debts payable to the Company at the balance sheet date were as follows:

(in $ Thousands)	Debts payable by the Company		Debts payable to the Company	
	31 March		31 March	
	2002	2001	2002	2001
Not later than two years	242,231	38,425	47,571	14,178
Later than two years but not later than five years	48,016	200,000	54,184	6,946
More than five years	-	47,398	-	47,398
	290,247	285,823	101,755	68,522

Debts payable by and debts payable to the Company include advances due to/from subsidiary companies.

35. SEGMENT REPORTING (IN $ THOUSANDS)

The Company's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

35. SEGMENT REPORTING (IN $ THOUSANDS) (cont'd)

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2001 and 31 March 2002 and certain asset and liability information regarding the Group's industry segments as at 31 March 2001 and 31 March 2002.

BY INDUSTRY

	Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2002					
Revenue					
External revenue	406,281	425,834	63,164	-	895,279
Inter-segment revenue	745	178	66,941	(67,864)	-
Total revenue	407,026	426,012	130,105	(67,864)	895,279
Operating profit	117,045	109,938	39,733	-	266,716
Interest income	1,725	1,473	4,235	(3,437)	3,996
Interest on borrowings	-	-	(9,375)	3,437	(5,938)
Gross dividends from long-term investment	615	-	-	-	615
Share of results of associated companies	4,835	17,648	3	-	22,486
Amortisation of goodwill	(429)	-	-	-	(429)
Profit before income tax	123,791	129,059	34,596	-	287,446
Tax expense	(28,397)	(31,556)	(14,706)	-	(74,659)
Net profit	95,394	97,503	19,890	-	212,787
As at 31 March, 2002					
Segment assets	531,470	661,410	163,893	-	1,356,773
Associated companies	64,019	65,435	1,654	-	131,108
Total assets	595,489	726,845	165,547	-	1,487,881
Total liabilities	41,673	39,329	292,146	-	373,148
Capital expenditure	14,780	62,933	3,032	-	80,745
Depreciation of fixed assets	23,039	31,161	2,624	-	56,824

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

35. SEGMENT REPORTING (IN $ THOUSANDS) (cont'd)

BY INDUSTRY (cont'd)

	Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2001					
Revenue					
External revenue	412,413	418,040	56,703	-	887,156
Inter-segment revenue	365	173	53,224	(53,762)	-
Total revenue	412,778	418,213	109,927	(53,762)	887,156
Operating profit	93,342	81,302	23,597	(3,641)	194,600
Interest income	2,203	1,856	3,052	(4,208)	2,903
Interest on borrowings	-	-	(8,922)	4,208	(4,714)
Gross dividends from long-term investment	418	-	-	-	418
Share of results of associated companies	3,625	14,104	3	-	17,732
Profit before income tax	99,588	97,262	17,730	(3,641)	210,939
Tax expense	(21,924)	(17,938)	(451)	-	(40,313)
Net profit	77,664	79,324	17,279	(3,641)	170,626
As at 31 March, 2001					
Segment assets	525,179	608,682	114,962	-	1,248,823
Associated companies	32,433	46,343	1,621	-	80,397
Total assets	557,612	655,025	116,583	-	1,329,220
Total liabilities	68,609	63,306	296,022	-	427,937
Capital expenditure	61,842	62,802	1,407	-	126,051
Depreciation of fixed assets	19,479	18,091	2,415	-	39,985

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

35. SEGMENT REPORTING (IN $ THOUSANDS) (cont'd)

BY GEOGRAPHICAL LOCATION

	Singapore	Overseas	Total
Financial year ended 31 March 2002			
Revenue	895,279	-	895,279
As at 31 March 2002			
Segment assets	1,304,782	51,991	1,356,773
Associated companies	175	130,933	131,108
Total assets	1,304,957	182,924	1,487,881
Capital expenditure	80,745	-	80,745
Financial year ended 31 March 2001			
Revenue	887,156	-	887,156
As at 31 March 2001			
Segment assets	1,211,798	37,025	1,248,823
Associated companies	172	80,225	80,397
Total assets	1,211,970	117,250	1,329,220
Capital expenditure	126,051	-	126,051

36. ADDITIONAL INFORMATION REQUIRED BY THE SGX-ST.

Directors' Remuneration

The number of directors of the Company whose emoluments fall within the following bands:-

	The Company	
	2001-2002	2000-2001
$500,000 and above	-	-
$250,000 to $499,999	-	-
Below $250,000	7	7
	7	7

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

37. SUBSEQUENT EVENT

On 3 May 2002, the Singapore Finance Minister announced the revision in the Singapore corporate tax rate from 24.5% to 22.0%. The provisions for current and deferred tax in these financial statements have not been adjusted to reflect the change in the tax rate. Had they been adjusted, the provision for current tax for the Group and the Company would be reduced by approximately $6.2 million and $0.3 million respectively, and the provision for deferred tax for the Group and the Company would be reduced by approximately $11.6 million and $6.2 million respectively.

38. COMPARATIVE FIGURES

Certain comparative figures have been adjusted in order to provide proper comparison with the current year's presentation. The comparatives have been adjusted to take into account the requirements of the revised Statements of Accounting Standard.

ADDITIONAL INFORMATION

Required by The Singapore Exchange Securities Trading Limited

INTERESTED PERSONS TRANSACTIONS (IN $ THOUSANDS)

Interested persons transactions under the shareholders' mandate for the year are as follows:

Singapore Airlines Limited	16,443
SIA Engineering Company Limited	2,968
Invo-Tech Engineering Pte Ltd	1,773
Eagle Services Asia Pte Ltd	951
Changi International Airport Services Pte Ltd	516
SEMAC Pte Ltd	409
SilkAir Pte Ltd	234
Total interested person transactions	23,294

Note: All the above interested persons transactions were done on normal commercial terms.

STATEMENT BY DIRECTORS

We, CHEONG CHOONG KONG and MICHAEL TAN JIAK NGEE, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the balance sheets, profit and loss accounts, statements of changes in equity and consolidated cash flow statement together with the notes thereto, set out on pages 61 to 93, are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2002, the results and changes in equity of the Company and the Group, and the cash flows of the Group for the year then ended, and

b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 16th day of May, 2002
Singapore

AUDITORS' REPORT

to the Members of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 61 to 93. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2002, the profit and loss accounts and statements of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-

    i) the state of affairs of the Company and of the Group as at 31 March 2002, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

    ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 16th day of May, 2002
Singapore

HALF-YEARLY RESULTS OF THE GROUP

(In Singapore Dollars)

		First Half	Second Half	Total
Total Revenue				
2001-2002	**($ million)**	**464.5**	**430.8**	**895.3**
	(%)	**51.9**	**48.1**	**100.0**
2000-2001	($ million)	437.2	450.0	887.2
	(%)	49.3	50.7	100.0
Expenditure				
2001-2002	**($ million)**	**326.9**	**301.7**	**628.6**
	(%)	**52.0**	**48.0**	**100.0**
2000-2001	($ million)	332.8	359.8	692.6
	(%)	48.1	51.9	100.0
Operating Profit				
2001-2002	**($ million)**	**137.6**	**129.1**	**266.7**
	(%)	**51.6**	**48.4**	**100.0**
2000-2001	($ million)	104.4	90.2	194.6
	(%)	53.6	46.4	100.0
Profit Before Tax				
2001-2002	**($ million)**	**148.7**	**138.8**	**287.5**
	(%)	**51.7**	**48.3**	**100.0**
2000-2001	($ million)	112.9	98.0	210.9
	(%)	53.5	46.5	100.0
Profit Attributable to Shareholders				
2001-2002	**($ million)**	**112.8**	**100.1**	**212.9**
	(%)	**53.0**	**47.0**	**100.0**
2000-2001*	($ million)	92.8	77.8	170.6
	(%)	54.4	45.6	100.0
Earnings (after tax) per share				
2001-2002	**(cents)**	**11.3**	**10.0**	**21.3**
	(%)	**53.1**	**46.9**	**100.0**
2000-2001*	(cents)	9.3	7.8	17.1
	(%)	54.4	45.6	100.0

* Figures restated for comparative purpose as a result of compliance with revised/new Statements of Accounting Standard ("SAS") with effect from 1 April 2001.

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP

(In Singapore Dollars)

	2001-2002	2000-2001*	1999-2000	1998-1999	1997-1998
Profit and loss accounts ($ million)					
Total revenue	895.3	887.2	790.2	746.1	726.5
Expenditure	628.6	692.6	608.8	586.6	602.0
Operating profit	266.7	194.6	181.4	159.5	124.5
Other income/(loss)	20.8	16.3	18.2	(20.8)	(8.5)
Profit before tax	287.5	210.9	199.6	138.7	116.0
Profit after tax	212.8	170.6	160.1	110.3	83.9
Profit attributable to shareholders	212.9	170.6	160.1	110.3	83.9
Balance sheets ($ million)					
Paid-up capital	100.0	100.0	100.0	100.0	100.0
Distributable reserves	829.5	660.7	510.3	599.7	566.2
Non-distributable reserves	0.8	0.6	0.6	0.2	-
Shareholders' funds	930.3	761.3	610.9	699.9	666.2
Deferred taxation	113.3	102.4	81.2	69.9	62.1
Minority interests	0.5	-	-	-	-
Fixed assets	857.4	833.6	747.8	619.6	558.6
Loan to third parties	48.0	47.4	45.2	44.8	42.5
Associated companies	122.2	77.3	68.4	62.3	49.2
Long-term investments	7.9	10.6	7.9	7.9	7.9
Goodwill	8.2	-	-	-	-
Current assets	444.2	360.3	215.1	281.2	462.0
Total assets	1,487.9	1,329.2	1,084.4	1,015.8	1,120.2
Long-term liabilities	249.5	249.6	48.5	49.1	193.1
Current liabilities	194.3	215.9	343.8	196.9	198.8
Total liabilities	443.8	465.5	392.3	246.0	391.9
Net liquid assets/(liabilities)	253.5	172.2	(128.8)	119.5	170.0
Cash flow statement ($ million)					
Cash flow from operations	222.8	237.0	241.0	176.7	168.8
Internally generated cash flow [Note 1]	239.6	246.6	247.0	177.8	172.0
Capital expenditures	80.7	126.1	166.7	103.2	88.5
Profitability Ratios (%)					
Return on shareholders' funds	25.2	25.0	24.4	16.2	12.8
Return on total assets	15.1	14.1	15.2	10.3	7.6
Return on turnover	23.8	19.2	20.3	14.8	11.6

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP

(In Singapore Dollars)

	2001-2002	2000-2001*	1999-2000	1998-1999	1997-1998
Productivity and Employee Data					
Value added ($ million)	654.9	641.5	582.7	515.3	505.9
Value added per employee ($)	70,973	70,141	65,303	56,788	55,177
Revenue per employee ($)	97,028	96,989	88,554	82,220	79,239
Staff cost per employee ($)	32,971	42,193	38,590	36,824	37,235
Average employee strength	9,227	9,147	8,923	9,075	9,169
Per Share Data (cents)					
Earnings before tax	28.8	21.1	20.0	13.9	11.6
Earnings after tax					
- Basic	21.3	17.1	16.0	11.0	8.4
- Diluted	21.3	17.1	16.0	11.0	8.4
Cash earnings [Note 2]	27.0	21.1	19.9	15.3	13.2
Net tangible assets	92.2	76.1	61.1	70.0	66.6
Dividends					
Gross Dividends (%) [Note 3]	60.0	60.0	198.0 #	110.0	88.0
Dividend cover (times)	4.6	3.9	1.1	1.4	1.3

* Figures restated for comparative purpose as a result of compliance with revised/new Statements of Accounting Standard ("SAS") with effect from 1 April 2001.

Notes:

1. Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.
2. Cash earnings is defined as profit after tax plus depreciation and amortisation.
3. # include special dividend of 143% and tax exempt dividend of 5.8%.

INFORMATION ON SHAREHOLDINGS

As at 15 May 2002

Authorised share capital : 2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid : 1,000,000,000 ordinary shares of S$0.10 each

ANALYSIS OF SHAREHOLDINGS

Range of Shareholdings	Number of Shareholders	%	Amount of Shareholdings	%
1 – 1,000	18,200	67.11	18,156,414	1.82
1,001 – 10,000	8,483	31.28	23,819,600	2.38
10,001 – 1,000,000	425	1.57	17,776,665	1.78
1,000,001 and above	11	0.04	940,247,321	94.02
Total	27,119	100.00	1,000,000,000	100.00

MAJOR SHAREHOLDERS

No.	Name	Number of Shares Held	%
1	Singapore Airlines Limited	870,000,000	87.00
2	DBS Nominees Pte Ltd	15,190,086	1.52
3	Raffles Nominees Pte Ltd	14,797,000	1.48
4	Citibank Nominees Singapore Pte Ltd	10,365,000	1.04
5	Oversea-Chinese Bank Nominees Pte Ltd	9,832,800	0.98
6	DB Nominees (S) Pte Ltd	6,769,035	0.68
7	United Overseas Bank Nominees Pte Ltd	5,764,400	0.58
8	Morgan Stanley Asia (S'pore) Sec Pte Ltd	3,134,000	0.31
9	J M Sassoon & Co (Pte) Ltd	1,806,000	0.18
10	NTUC Income Insurance Co-operative Limited	1,520,000	0.15
11	HSBC (Singapore) Nominees Pte Ltd	1,069,000	0.11
12	Overseas Union Bank Nominees Pte Ltd	836,000	0.08
13	Realty & Investment Holdings Pte Ltd	600,000	0.06
14	BNP Paribas Nominees Singapore Pte Ltd	476,000	0.05
15	OCBC Securities Private Ltd	439,000	0.04
16	Singapore Reinsurance Corporation Ltd - SIF General	380,000	0.04
17	UOB Kay Hian Pte Ltd	351,000	0.03
18	ABN Amro Nominees Singapore Pte Ltd	331,000	0.03
19	Phillip Securities Pte Ltd	287,465	0.03
20	W. Gan Sdn. Bhd.	286,000	0.03
	Total	944,233,786	94.42

SUBSTANTIAL SHAREHOLDERS (as shown in the Register of Substantial Shareholders)

No.	Name	Direct Interest	Indirect interest	Total Interest	%
1	Temasek Holdings (Private) Limited	-	870,210,000	870,210,000	87.02
2	Singapore Airline Limited	870,000,000	-	870,000,000	87.00

SHARE PRICES AND TURNOVER



Share Price ($)
Volume
(Million Stock Units)
ST index
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
9
8
7
6
5
4
3
2
1
0
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
High
Low
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2001
2002
Volume
Closing Price
ST index

	2001-2002		2000-2001
Share Price ($)			
Highest Closing Price	2.01	(22 Mar 2002)	2.40
Lowest Closing Price	1.01	(20 Sep 2001)	1.39
31 March Closing Price	1.96		1.41
Market Value Ratios*			
Price/Earnings	9.21		8.26
Price/Book value	2.11		1.85
Price/Cash Earnings#	7.26		6.69

Notes:

* Based on closing price on 31 March

\# Cash earnings is defined as profit after tax plus depreciation and amortisation

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 29th Annual General Meeting of the Company will be held at the Ballroom I and II, 3rd Level, Singapore Marriott Hotel, 320 Orchard Road, Singapore 238865, on Tuesday 9 July 2002 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2002 and the Auditors' Report thereon.
2. To declare a final dividend of 40% or 4 cents per share less income tax of 22% for the year ended 31 March 2002.
3. To re-elect Mr Michael Tan, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
4. To re-elect Mr Richard Helfer, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
5. To re-elect Dr Hong Hai, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
6. To re-elect Dr Ow Chin Hock in accordance with Article 90 of the Company's Articles of Association.
7. To re-elect Mr Jimmy Phoon in accordance with Article 90 of the Company's Articles of Association.
8. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

9. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

9.1 "To approve payment of Directors' Fees of $266,256.79 (2001:- $327,120.54) for the year ended 31 March 2002."

9.2 "That subject to the Companies Act (Cap. 50) and the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT** the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

9.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

NOTICE OF ANNUAL GENERAL MEETING

9.4 "That, for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:-

(a) approval be and is hereby given, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 ("IPT Mandate"), with any party who is of the class of Interested Persons described in the IPT Mandate, **PROVIDED ALWAYS THAT** such transactions are made at arm's length and on normal commercial terms;

(b) such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

10. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 29th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 26 July 2002, the Transfer Books and Register of Members of the Company will be closed on 16 and 17 July 2002 for the preparation of dividend warrants.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 15 July 2002 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 15 July 2002 will be entitled to the proposed final dividend.

By order of the Board

Annabelle Yip
Company Secretary

Dated this 5th day of June 2002
Singapore

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY NOTES ON ORDINARY BUSINESS RESOLUTION NOS. 3 TO 7 AND SPECIAL BUSINESS TO BE TRANSACTED

i. In relation to Ordinary Business Resolutions Nos. 3 to 5, Mr Michael Tan will upon re-election continue to serve as Deputy Chairman of the Company and as a member of the SATS Board Committee and Remuneration Committee. Mr Richard Helfer will upon re-election continue to serve as the Chairman of the Remuneration Committee. Dr Hong Hai will upon re-election continue to serve as a member of the Remuneration Committee and Audit Committee. The Nominating Committee and the Board consider Mr Tan as a non-independent Director and Mr Helfer and Dr Hong as independent Directors. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY 2001-02 for more information relating to Mr Tan, Mr Helfer and Dr Hong.

ii. In relation to Ordinary Business Resolutions Nos. 6 and 7, please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY 2001-02 for more information relating to Dr Ow and Mr Phoon. The Nominating Committee and the Board consider Mr Phoon as a non-independent Director and Dr Ow as an independent Director.

iii. Ordinary Resolution No. 9.1 is to approve the payment of Directors' Fees of $266,256.79 (2001:- $327,120.54) for the year ended 31 March 2002, for services rendered by Directors on the Board as well as various Board Committees.

iv. Ordinary Resolution No. 9.2 is to empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to issue shares in the Company. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the total issued share capital of the Company for the time being.

v. Ordinary Resolution No. 9.3 is to authorise the Directors to offer and grant options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001.

vi. Ordinary Resolution No. 9.4 is to renew the modified and restated Shareholders' Mandate for Interested Person Transactions ("IPT Mandate") approved at the Extraordinary General Meeting of the Company held on 7 July 2001, authorizing the Company, its subsidiaries and target associated companies or any of them to enter into certain types of transactions with certain interested persons, as specified in the IPT Mandate.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

Exemption No: 82-5117

SATS in focus

SUMMARY REPORT 2001/2002

SATS

REGISTERED OFFICE
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

CORPORATE WEBSITE
www.sats.com.sg

INVESTOR RELATIONS CONTACTS
Tel: (65) 6541 8153
Fax:(65) 6541 8154

CONTENTS

OUR MISSION

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Deputy Chairman

Chew Choon Seng
Director

Barry Desker
Director

Richard Charles Helfer
Director

Hong Hai
Director

Ng Kee Choe
Director

Ow Chin Hock
Director
(Appointed 21.5.02)

Jimmy Phoon
Director
(Appointed 21.5.02)

AUDIT COMMITTEE

Ng Kee Choe
Chairman

Hong Hai
Member

Chew Choon Seng
Member

SATS BOARD COMMITTEE

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Member

Chew Choon Seng
Member

REMUNERATION COMMITTEE

Richard Charles Helfer
Chairman

Michael Tan Jiak Ngee
Member

Hong Hai
Member

NOMINATING COMMITTEE

Barry Desker
Chairman

Cheong Choong Kong
Member

Ng Kee Choe
Member

COMPANY SECRETARY

Annabelle Yip Wai Ping

REGISTRAR

KPMG
Registrar and Transfer Office
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Nagaraj Sivaram
Audit Partner

CORPORATE MANAGEMENT

Prush Nadaisan
Chief Executive Officer
Singapore Airport Terminal Services Limited

Karmjit Singh
Chief Executive
SATS Airport Services Pte Ltd

Joseph Chew Khiam Soon
Chief Executive
SATS Catering Pte Ltd

Lim Kei Hin
Chief Financial Officer

Ee Tiang Hwee
Acting Senior Vice-President
(Apron /Passenger Services)

Leong Kok Hong
Senior Vice-President
(Cargo)

Tan Chuan Lye
Senior Vice-President
(Catering)

Denis Marie
General Manager
SATS Security Services Pte Ltd

Wong See Heng
General Manager
Aero Laundry & Linen Services Pte Ltd

Ong Thiam Guan
General Manager
Aerolog Express Pte Ltd

FINANCIAL HIGHLIGHTS

Group ($ million)	2001-2002	2000-2001*	% Change
Total revenue	895.3	887.2	+ 0.9
Total expenditure	628.6	692.6	− 9.2
Operating profit	266.7	194.6	+ 37.1
Profit before tax	287.5	210.9	+ 36.3
Profit after tax	212.8	170.6	+ 24.7
Profit attributable to shareholders	212.9	170.6	+ 24.8
Share capital	100.0	100.0	−
Distributable reserves	829.5	660.7	+ 25.5
Non-distributable reserves	0.8	0.6	+ 33.3
Shareholders' funds	930.3	761.3	+ 22.2
Return on shareholders' funds (%)	25.2	25.0	+ 0.2 point
Total assets	1,487.9	1,329.2	+ 11.9
Net liquid assets	253.5	172.2	+ 47.2
Value added	654.9	641.5	+ 2.1
Per share data			
Earnings before tax (cents)	28.8	21.1	+ 36.5
Earnings after tax (cents)			
- basic	21.3	17.1	+ 24.6
- diluted	21.3	17.1	+ 24.6
Net tangible assets (cents)	92.2	76.1	+ 21.2
Dividends			
Interim dividends (%)	20.0	20.0	−
Proposed final dividend (%)	40.0	40.0	−
Dividend cover (times)	4.6	3.9	+ 0.7 time
Employee productivity			
Average number of employees	9,227	9,147	+ 0.9
Revenue per employee ($)	97,028	96,989	n.m.
Value added per employee ($)	70,973	70,141	+ 1.2
Operating Data			
Airfreight throughput (in million tonnes)	1.32	1.43	− 7.9
Passengers served (in millions)	23.68	23.99	− 1.3
Inflight meals prepared (in millions)	21.77	22.86	− 4.8
Flights handled (in thousands)	75.95	75.56	+ 0.5

Notes:

1. SATS financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation expressed as a percentage of the average shareholders' funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Earnings per share is computed by dividing the profit attributable to shareholders by the number of fully paid shares in issue.
5. Dividend cover is profit attributable to shareholders divided by net dividends.

* Figures restated for comparative purpose as a result of compliance with revised/new Statements of Accounting Standard ("SAS") wef 1April 2001.

n.m. Not meaningful.

CHAIRMAN'S STATEMENT

Dear Shareholders,

I am pleased to report that SATS has managed to weather the difficult conditions of the past year well. Despite falling demand and revenue, especially after September 11, we succeeded in increasing profit levels.

The key to this was our strong focus on managing costs, which was achieved with the unstinting effort of management and staff. A drive for greater efficiency and productivity was put in place from the start of the year when it was clear the global economy would steadily decline. All aspects of SATS' operations were reviewed but even as costs were driven down, we continued to expand abroad and at home.

During the year, we entered into three new joint ventures in Taiwan, India and Singapore and commenced operations at the new $270-million Airfreight Terminal 6 and $30-million Express Courier Centre 2 at Changi Airport, ensuring capacity for future growth.

In the first six months of the year cargo processed declined by 11% as a result of the economic slowdown, while meals produced decreased marginally by 1.4%, compared to the same period the previous year. Flight frequencies and passengers handled increased by 4.4% and 2.9% respectively.

The September 11 events changed the traffic profile in the second half of the financial year and caused declines of between 3% and 11% for cargo tonnage, passenger traffic, meal volumes and flight frequencies.

In response, staff and management tightened their belts, reducing costs and improving efficiency even further. In addition, they volunteered temporary pay cuts of between 2.5% and 5%, and 7 and 10% respectively. The Board was part of the united effort as it decided to reduce Directors' fees.

Because of these measures and zero provision of profit sharing bonuses for the year, the Group was able to record a 24.8% increase in net earnings after tax to $212.9 million. The growth in profit was largely attributable to a 9.2% reduction in operating costs because revenue increased marginally by 0.9%.

Associated companies contributed $22.5 million (8.9%) to the Group's profit. The Board has decided to recommend a final dividend payment of $0.04 per share.

Having satisfactorily navigated its way through very difficult weather, SATS is well positioned to continue its growth as economic conditions improve.

The Group will continue to seek new joint ventures and acquisitions at home and abroad to expand its scope of operations and firmly entrench itself as the region's leading integrated ground handling and inflight catering provider.

I wish to express my deepest appreciation to all employees for their commitment and performance and to my fellow Board members for their support and advice.

Chairman

REPORT OF DIRECTORS

IMPORTANT NOTE

The summary financial statement as set out on pages 6 to 17 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Company and of the Group for the year ended 31 March 2002.

1. ACCOUNTS (IN SINGAPORE DOLLAR THOUSANDS)

	Group		Company	
	2001-2002	**2000-2001**	**2001-2002**	**2000-2001**
Profit attributable to shareholders	212,857	170,626	123,540	128,163
Transfer to statutory reserve	(196)	(57)	-	-
	212,661	170,569	123,540	128,163
Dividends paid, less tax	(45,300)	(14,900)	(45,300)	(14,900)
Profit retained	167,361	155,669	78,240	113,263

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

2. TRANSFER TO/FROM RESERVES AND PROVISIONS

There were no material transfers to or from reserves and provisions of the Company and of the Group during the financial year except as disclosed in the financial statements.

3. DIVIDENDS

A final dividend of 40%, less tax of 24.5%, amounting to $30,200,000 was paid in respect of the previous financial year as proposed in the Directors' report of that year.

An interim dividend of 20%, less tax of 24.5%, amounting to $15,100,000 was paid on 29 November 2001, in respect of the financial year under review.

The directors propose that a final dividend of 40%, less tax of 22.0%, amounting to $31,200,000 be paid.

REPORT OF DIRECTORS

4. PRINCIPAL ACTIVITIES

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- **Ground handling services** including
  - airfreight handling services
  - passenger services
  - baggage handling services
  - apron services
- **Inflight catering services** including
  - aircraft interior cleaning
  - cabin handling services
- **Aviation security services**
- **Airline laundry services**
- **Airport cargo delivery management services**

There have been no significant changes in the nature of these activities during the year under review.

5. DIRECTORS

a) The names of the directors in office at the date of this report are:

Cheong Choong Kong - Chairman
Michael Tan Jiak Ngee - Deputy Chairman
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

b) The following directors who held office at the end of the financial year had, according to the register required to be kept under section 164 of the Companies Act, Cap. 50, an interest in shares of the Company, the Company's immediate holding company and subsidiaries of the Company's immediate and ultimate holding company, as stated below:

	Direct interest			Deemed interest		
Name of director	**At 1.4.2001**	**At 31.3.2002**	**At 21.4.2002**	**At 1.4.2001**	**At 31.3.2002**	**At 21.4.2002**
Interest in Singapore Airlines Limited's ordinary shares of $0.50 each						
Cheong Choong Kong	480,800	480,800	480,800	24,000	24,000	24,000
Michael Tan Jiak Ngee	79,600	79,600	79,600	-	-	-
Chew Choon Seng	214,000	214,000	214,000	-	-	-
Barry Desker	2,000	2,000	2,000	4,000	4,000	4,000
Hong Hai	12,000	18,000	18,000	-	-	-

REPORT OF DIRECTORS

5. DIRECTORS (cont'd)

	Direct interest			Deemed interest		
Name of director	At 1.4.2001	At 31.3.2002	At 21.4.2002	At 1.4.2001	At 31.3.2002	At 21.4.2002
Interest in Singapore Airport Terminal Services Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	56,000	56,000	56,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	10,000	10,000	10,000	-	-	-
Barry Desker	11,000	11,000	11,000	-	-	-
Richard Charles Helfer	11,000	11,000	11,000	-	-	-
Ng Kee Choe	11,000	11,000	11,000	-	-	-
Interest in SIA Engineering Company Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	58,000	58,000	58,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	11,000	41,000	41,000	-	-	-
Chew Choon Seng	20,000	20,000	20,000	-	-	-
Interest in Singapore Telecommunications Limited's ordinary shares of $0.15 each						
Cheong Choong Kong	1,690	121,690	121,690	1,690	1,690	1,690
Michael Tan Jiak Ngee	6,690	6,690	6,690	-	-	-
Chew Choon Seng	11,820	11,820	11,820	-	-	-
Barry Desker	1,490	1,490	1,490	7,690	7,690	7,690
Hong Hai	1,490	1,490	1,490	1,490	1,490	1,490
Ng Kee Choe	1,690	1,690	1,690	1,690	1,690	1,690
Interest in Singapore Technologies Engineering Ltd's ordinary shares of $0.10 each						
Barry Desker	-	-	-	5,000	5,000	5,000
Interest in Vickers Capital Ltd's ordinary shares of $0.25 each						
Barry Desker	-	-	-	3,000	3,000	3,000
Interest in SNP Corporation Ltd's ordinary shares of $0.50 each						
Barry Desker	-	-	-	3,000	3,000	3,000
Interest in Raffles Holdings Ltd's ordinary shares of $0.50 each						
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	12,000	12,000	12,000	-	-	-
Barry Desker	-	-	-	-	20,000	20,000
Hong Hai	20,000	20,000	20,000	-	-	-
Ng Kee Choe	10,000	10,000	10,000	-	-	-
Richard Charles Helfer	250,000	250,000	250,000	-	-	-

REPORT OF DIRECTORS

5. DIRECTORS (cont'd)

Name of director	Direct interest At 1.4.2001	Direct interest At 31.3.2002	Direct interest At 21.4.2002	Deemed interest At 1.4.2001	Deemed interest At 31.3.2002	Deemed interest At 21.4.2002
Interest in SMRT Corporation Ltd's ordinary shares of $0.10 each						
Chew Choon Seng	50,000	50,000	50,000	-	-	-
Interest in Capitaland Limited's ordinary shares of $1 each						
Richard Charles Helfer	70,000	70,000	70,000	-	-	-
Interest in ST Assembly Test Services Ltd's ordinary shares of $0.25 each						
Hong Hai	-	10,000	10,000	-	-	-
Interest in Chartered Semiconductor Manufacturing Ltd's ordinary shares of $0.26 each						
Hong Hai	-	4,000	4,000	-	-	-
Interest in SembCorp Logistics Limited's ordinary shares of $0.25 each						
Barry Desker	-	-	-	-	10,000	10,000
Interest in Singapore Airlines Limited's Fixed Rate Notes 2011 of $250,000 each						
Cheong Choong Kong	-	1	1	-	-	-
Interest in Capitaland Limited's Fixed Rate Notes 2003 of $250,000 each						
Cheong Choong Kong	-	1	1	-	-	-

Name of director	Direct interest At 1.4.2001	Direct interest At 31.3.2002	Direct interest At 21.4.2002
Options to subscribe for Singapore Airlines Limited's ordinary shares of $0.50 each			
Cheong Choong Kong	480,000	708,000	708,000
Michael Tan Jiak Ngee	150,000	302,000	302,000
Chew Choon Seng	150,000	302,000	302,000
Options to subscribe for Capitaland Limited's ordinary shares of $1 each			
Richard Charles Helfer	970,487	750,149	750,149
Options to subscribe for Raffles Holdings Ltd's ordinary shares of $0.50 each			
Richard Charles Helfer	-	1,000,000	1,000,000
Options to subscribe for The Ascott Group Limited's ordinary shares of $0.20 each			
Richard Charles Helfer	-	60,000	60,000

5. DIRECTORS (cont'd)

c) No director who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiaries of the Company's ultimate holding company except as disclosed above.

d) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than under the Employee Share Option Plan of its immediate holding company and the subsidiaries of the Company's ultimate holding company.

e) Since the end of the previous financial year, no director has received or has become entitled to receive benefits under contracts required to be disclosed by section 201(8) of the Companies Act, Cap. 50 except those disclosed in note 4 to the financial statements.

6. AUDIT COMMITTEE

The Audit Committee comprises three members, two of whom are independent non-executive directors. The members of the Audit Committee at the date of this report are:

Ng Kee Choe - Chairman
Chew Choon Seng
Hong Hai

The Audit Committee carried out its function in accordance with Section 201B(5) of the Companies Act, Cap. 50 and performed the following functions:-

a) reviewed the audit plans of the internal and external auditors of the Group and the Company, the results of their examination of the Group and the Company's system of internal accounting controls and the co-operation given by the Group and the Company's officers to the internal and external auditors;

b) reviewed the financial statements of the Group and the Company for the year and the auditors' report thereon before their submission to the Board of Directors; and

c) reviewed interested persons transactions.

The Audit Committee has nominated Ernst and Young for re-appointment as auditors of the Company by shareholders for the ensuing financial year commencing 1 April 2002.

7 SHARE CAPITAL

No shares were issued by the Company during the year.

8. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

During the financial year, the Company incorporated the following subsidiary:-

Name of subsidiary	Paid up capital	Cost of investment	Interest held
Aerolog Express Pte Ltd	S$1,800,000	S$1,260,000	70%

There was no other acquisition or disposal of a subsidiary by the Company during the year.

REPORT OF DIRECTORS

9 OPTIONS ON SHARES OF THE COMPANY

The amended and restated SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by Shareholders of the Company at the Company's Extraordinary General Meeting held on 7 July 2001.

Under the plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;

b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer - Chairman
Michael Tan Jiak Ngee
Hong Hai

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 16,784,200 unissued ordinary shares of $0.10 each in the Company at an offering price of $1.54 per share.

At the end of the financial year, options to take up 47,310,700 unissued ordinary shares of $0.10 each in the Company were outstanding:

	Number of unissued ordinary shares of $0.10 each					
Date of grant	**Balance at 1.4.2001/ date of grant**	**Options not accepted**	**Options lapsed**	**Balance at 31.3.2002**	**Exercise Price**	**Expiry Date**
28.3.2000	18,435,900	-	285,900	18,150,000	$2.50	27.3.2010
3.7.2000	14,016,700	-	99,400	13,917,300	$2.10	2.7.2010
2.7.2001	16,784,200	1,434,000	106,800	15,243,400	$1.54	1.7.2011
	49,236,800	1,434,000	492,100	47,310,700		

REPORT OF DIRECTORS

10. OTHER STATUTORY INFORMATION

a) Before the profit and loss accounts and balance sheets of the Company and of the Group were made out, the directors took reasonable steps:

   i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and have satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

   ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business had been written down to their estimated realisable values.

b) At the date of this report, the directors are not aware of any circumstances which would render:

   i) the amount written-off for bad debts or the amount of the provision for doubtful debts in the Group inadequate to any substantial extent; and

   ii) the values attributed to current assets in the consolidated financial statements misleading.

c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

d) As at the date of this report:

   i) there are no charges on the assets of the Company and of the Group which have arisen since the end of the financial year to secure the liabilities of any other person; and

   ii) there are no contingent liabilities which have arisen since the end of the financial year in respect of the Company and of the Group, except those mentioned in note 32 to the financial statements.

e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or of the Group to meet their obligations as and when they fall due.

f) In the opinion of the directors, no other item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

11. AUDITORS

Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 16th day of May, 2002
Singapore

AUDITORS' REPORT

to the Members of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the financial statements of Singapore Airport Terminal Services Limited for the year ended 31 March 2002 in accordance with Singapore Standards on Auditing. The financial statements comprise the balance sheets of the Company and the Group as at 31 March 2002, the profit and loss accounts and statements of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended, together with the notes thereto.

In our opinion, the accompanying summary financial statements set out on pages 14 to 16 are consistent, in all material respects, with the financial statements and the directors' report from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

For a better understanding of the financial position and the results of the operations of the Company and the Group for the period and of the scope of our audit, the summary financial statement information on pages 14 to 16 should be read in conjunction with the financial statements and our audit report thereon.

In our auditors' report dated 16th May 2002 which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited:

"We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages # to #. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2002, the profit and loss accounts and statements of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-

   i) the state of affairs of the Company and of the Group as at 31 March 2002, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

ERNST & YOUNG
Certified Public Accountants

Dated this 16th day of May, 2002
Singapore

Note:
\# The page numbers are stated in the Auditors' report dated 16 May 2002 included in the SATS Annual Report for the financial year ended 31 March 2002.

PROFIT AND LOSS ACCOUNTS

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
REVENUE	895,279	887,156	70,864	56,056
EXPENDITURE				
Staff costs	(324,303)	(406,612)	(12,961)	(15,149)
Raw materials	(67,469)	(70,949)	-	-
Licensing fees	(64,416)	(64,660)	-	-
Depreciation charges	(56,824)	(39,985)	(26,309)	(19,611)
Company accommodation and utilities	(54,116)	(51,728)	(7,057)	(7,426)
Other costs	(61,435)	(58,622)	(5,265)	(4,912)
	(628,563)	(692,556)	(51,592)	(47,098)
OPERATING PROFIT	266,716	194,600	19,272	8,958
Interest on borrowings	(5,938)	(4,714)	(9,309)	(8,804)
Interest income	3,996	2,903	3,949	2,695
Gross dividends from subsidiary companies	-	-	135,223	145,245
Gross dividends from associated companies	-	-	18,067	9,836
Gross dividends from long-term investment	615	418	615	418
Gain on liquidation of a subsidiary company	-	-	-	3,641
Share of results of associated companies	22,486	17,732	-	-
Amortisation of goodwill	(429)	-	-	-
PROFIT BEFORE TAXATION	287,446	210,939	167,817	161,989
Taxation	(74,659)	(40,313)	(44,277)	(33,826)
PROFIT AFTER TAXATION	212,787	170,626	123,540	128,163
Minority interests	70	-	-	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	212,857	170,626	123,540	128,163
DIVIDENDS PAID				
Final dividend of 4 cents per ordinary share of $0.10 each less tax of 24.5% in respect of previous financial year	30,200	-		
Interim dividend of 2 cents per ordinary share of $0.10 each less tax of 24.5% (2001:25.5%) in respect of current financial year	15,100	14,900		
	45,300	14,900		
GROSS DIVIDEND PER SHARE (CENTS)	6.0	2.0		
BASIC EARNINGS PER SHARE (CENTS)	21.3	17.1		
DILUTED EARNINGS PER SHARE (CENTS)	21.3	17.1		

BALANCE SHEETS

As At 31 March 2002

(In Singapore Dollar Thousands)	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
SHARE CAPITAL				
Authorised	200,000	200,000	200,000	200,000
Issued and fully-paid	100,000	100,000	100,000	100,000
RESERVES				
Distributable				
Revenue reserve	819,496	650,065	419,881	341,641
Foreign currency translation reserve	9,939	10,567	-	-
Non-distributable				
Statutory reserve	822	626	-	-
	830,257	661,258	419,881	341,641
SHARE CAPITAL AND RESERVES	930,257	761,258	519,881	441,641
MINORITY INTEREST	470	-	-	-
DEFERRED TAXATION	113,298	102,335	60,778	55,104
NOTES PAYABLE	200,000	200,000	200,000	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	48,016	47,398	48,016	47,398
TERM LOAN	1,483	2,102	-	-
HIRE PURCHASE CREDITORS	9	193	-	-
	1,293,533	1,113,286	828,675	744,143
Represented by:				
FIXED ASSETS				
Leasehold land and buildings	617,224	440,642	614,597	437,893
Progress payments	8,831	247,584	432	175,169
Others	231,391	145,382	2,529	1,686
	857,446	833,608	617,558	614,748
INVESTMENT IN SUBSIDIARY COMPANIES	-	-	37,275	36,015
LONG-TERM INVESTMENTS	7,886	10,582	7,886	10,582
ASSOCIATED COMPANIES	122,195	77,336	92,722	42,912
GOODWILL	8,156	-	-	-
LOAN TO THIRD PARTY	48,016	47,398	48,016	47,398
CURRENT ASSETS				
Trade debtors	56,931	55,164	37	56
Other debtors	31,560	36,905	29,521	35,412
Related companies	293,729	224,398	247,146	150,549
Associated companies	757	3,061	733	2,904
Stocks	8,745	10,368	465	633
Bank fixed deposits	46,208	24,048	42,707	23,547
Cash and bank balance	6,252	6,352	2,028	1,278
	444,182	360,296	322,637	214,379
Less:				
CURRENT LIABILITIES				
Term loan	620	620	-	-
Trade creditors	52,503	123,335	3,945	3,487
Other creditors	70,517	54,289	33,577	32,492
Related companies	-	-	255,812	185,636
Provision for taxation	70,708	37,690	4,085	276
	194,348	215,934	297,419	221,891
NET CURRENT ASSETS/(LIABILITIES)	249,834	144,362	25,218	(7,512)
	1,293,533	1,113,286	828,675	744,143

CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)

	2001-2002	2000-2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	287,446	210,939
Adjustments for:		
Interest income	(3,996)	(2,903)
Interest on borrowings	5,938	4,714
Dividend from long-term investment	(615)	(418)
Depreciation of fixed assets	56,824	39,985
Gain on sale of fixed assets	(973)	(26)
Share of results of associated companies	(22,486)	(17,732)
Amortisation of goodwill	429	-
Operating profit before working capital changes	322,567	234,559
Increase in debtors	(2,099)	(5,430)
Decrease/(Increase) in stocks	1,623	(1,271)
Increase in amounts owing by related companies	(7,205)	(7,669)
(Decrease)/Increase in creditors	(92,078)	17,107
Increase in amounts due from associated companies	(29)	(299)
Cash generated from operations	222,779	236,997
Interest paid to third parties	(5,890)	(579)
Tax paid	(21,230)	(33,702)
NET CASH PROVIDED BY OPERATING ACTIVITIES	195,659	202,716
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(43,108)	(91,972)
Investment in associated companies	(45,618)	-
Purchase of long-term investments	-	(2,696)
Loans to third parties and associated companies	-	(485)
Repayment of loan from associated companies	1,498	-
Dividends from associated companies	15,776	9,393
Proceeds from sale of fixed assets	1,056	286
Interest received from deposits	3,672	2,933
Dividends received from long-term investments	615	418
Interest paid to immediate holding company	-	(4,221)
NET CASH USED IN INVESTING ACTIVITIES	(66,109)	(86,344)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds of notes issued during the year	-	200,000
Repayment of term loans	(620)	(15,620)
Issuance of shares by a subsidiary company to a minority shareholder	540	-
Repayment of loan to immediate holding company	-	(160,000)
Repayment of hire purchase creditor	(394)	(381)
Dividends paid	(45,300)	(14,900)
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(45,774)	9,099
NET INCREASE IN CASH AND CASH EQUIVALENTS	83,776	125,471
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	170,280	44,809
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	254,056	170,280

SIGNIFICANT RELATED PARTY TRANSACTIONS

The followings are transactions entered into by the Group with related parties at market rates:

(In Singapore Dollar Thousands)	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Services rendered by:				
Immediate holding company	15,845	14,540	1,569	1,592
Subsidiary companies	-	-	207	669
Related companies	2,031	1,553	119	705
	17,876	16,093	1,895	2,966
Sales to:				
Immediate holding company	417,780	498,214	1,555	2,103
Subsidiary companies	-	-	60,583	47,928
Related companies	105,991	19,897	2,065	1,009
	523,771	518,111	64,203	51,040
Interest expense on:				
Loan from immediate holding company	-	4,140	-	4,140
Deposit from subsidiary companies	-	-	3,437	4,209
	-	4,140	3,437	8,349
Interest income from:				
Immediate holding company	2,662	1,405	2,662	1,254
Associated companies	189	202	189	201
	2,851	1,607	2,851	1,455

Interested persons transactions under the shareholders' mandate for the year are as follows:

	Total
	$'000
Singapore Airlines Limited	16,443
SIA Engineering Company Limited	2,968
Invo-Tech Engineering Pte Ltd	1,773
Eagle Services Asia Pte Ltd	951
Changi International Airport Services Pte Ltd	516
SEMAC Pte Ltd	409
SilkAir Pte Ltd	234
Total	23,294

Note: All the above interested persons transactions were done on normal commercial terms.

INFORMATION ON SHAREHOLDINGS

As at 15 May 2002

Authorised share capital	:	2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid	:	1,000,000,000 ordinary shares of S$0.10 each

ANALYSIS OF SHAREHOLDINGS

Range of Shareholdings	Number of Shareholders	%	Amount of Shareholdings	%
1 – 1,000	18,200	67.11	18,156,414	1.82
1,001 – 10,000	8,483	31.28	23,819,600	2.38
10,001 – 1,000,000	425	1.57	17,776,665	1.78
1,000,001 and above	11	0.04	940,247,321	94.02
Total	27,119	100.00	1,000,000,000	100.00

MAJOR SHAREHOLDERS

No.	Name	Number of Shares Held	%
1	Singapore Airlines Limited	870,000,000	87.00
2	DBS Nominees Pte Ltd	15,190,086	1.52
3	Raffles Nominees Pte Ltd	14,797,000	1.48
4	Citibank Nominees Singapore Pte Ltd	10,365,000	1.04
5	Oversea-Chinese Bank Nominees Pte Ltd	9,832,800	0.98
6	DB Nominees (S) Pte Ltd	6,769,035	0.68
7	United Overseas Bank Nominees Pte Ltd	5,764,400	0.58
8	Morgan Stanley Asia (S'pore) Sec Pte Ltd	3,134,000	0.31
9	J M Sassoon & Co (Pte) Ltd	1,806,000	0.18
10	NTUC Income Insurance Co-operative Limited	1,520,000	0.15
11	HSBC (Singapore) Nominees Pte Ltd	1,069,000	0.11
12	Overseas Union Bank Nominees Pte Ltd	836,000	0.08
13	Realty & Investment Holdings Pte Ltd	600,000	0.06
14	BNP Paribas Nominees Singapore Pte Ltd	476,000	0.05
15	OCBC Securities Private Ltd	439,000	0.04
16	Singapore Reinsurance Corporation Ltd - SIF General	380,000	0.04
17	UOB Kay Hian Pte Ltd	351,000	0.03
18	ABN Amro Nominees Singapore Pte Ltd	331,000	0.03
19	Phillip Securities Pte Ltd	287,465	0.03
20	W. Gan Sdn. Bhd.	286,000	0.03
	Total	944,233,786	94.42

SUBSTANTIAL SHAREHOLDERS (as shown in the Register of Substantial Shareholders)

No.	Name	Direct Interest	Indirect interest	Total Interest	%
1	Temasek Holdings (Private) Limited	-	870,210,000	870,210,000	87.02
2	Singapore Airline Limited	870,000,000	-	870,000,000	87.00

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 29th Annual General Meeting of the Company will be held at the Ballroom I and II, 3rd Level, Singapore Marriott Hotel, 320 Orchard Road, Singapore 238865, on Tuesday 9 July 2002 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2002 and the Auditors' Report thereon.
2. To declare a final dividend of 40% or 4 cents per share less income tax of 22% for the year ended 31 March 2002.
3. To re-elect Mr Michael Tan, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
4. To re-elect Mr Richard Helfer, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
5. To re-elect Dr Hong Hai, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
6. To re-elect Dr Ow Chin Hock in accordance with Article 90 of the Company's Articles of Association.
7. To re-elect Mr Jimmy Phoon in accordance with Article 90 of the Company's Articles of Association.
8. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

9. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

9.1 "To approve payment of Directors' Fees of $266,256.79 (2001:- $327,120.54) for the year ended 31 March 2002."

9.2 "That subject to the Companies Act (Cap. 50) and the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT** the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

9.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

NOTICE OF ANNUAL GENERAL MEETING

9.4 "That, for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:-

(a) approval be and is hereby given, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 ("IPT Mandate"), with any party who is of the class of Interested Persons described in the IPT Mandate, **PROVIDED ALWAYS THAT** such transactions are made at arm's length and on normal commercial terms;

(b) such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

10. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 29th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 26 July 2002, the Transfer Books and Register of Members of the Company will be closed on 16 and 17 July 2002 for the preparation of dividend warrants.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 15 July 2002 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 15 July 2002 will be entitled to the proposed final dividend.

By order of the Board

Annabelle Yip
Company Secretary

Dated this 5th day of June 2002
Singapore

EXPLANATORY NOTES ON ORDINARY BUSINESS RESOLUTION NOS. 3 TO 7 AND SPECIAL BUSINESS TO BE TRANSACTED

i. In relation to Ordinary Business Resolutions Nos. 3 to 5, Mr Michael Tan will upon re-election continue to serve as Deputy Chairman of the Company and as a member of the SATS Board Committee and Remuneration Committee. Mr Richard Helfer will upon re-election continue to serve as the Chairman of the Remuneration Committee. Dr Hong Hai will upon re-election continue to serve as a member of the Remuneration Committee and Audit Committee. The Nominating Committee and the Board consider Mr Tan as a non-independent Director and Mr Helfer and Dr Hong as independent Directors. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY 2001-02 for more information relating to Mr Tan, Mr Helfer and Dr Hong.

ii. In relation to Ordinary Business Resolutions Nos. 6 and 7, please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY 2001-02 for more information relating to Dr Ow and Mr Phoon. The Nominating Committee and the Board consider Mr Phoon as a non-independent Director and Dr Ow as an independent Director.

iii. Ordinary Resolution No. 9.1 is to approve the payment of Directors' Fees of $266,256.79 (2001:- $327,120.54) for the year ended 31 March 2002, for services rendered by Directors on the Board as well as various Board Committees.

iv. Ordinary Resolution No. 9.2 is to empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to issue shares in the Company. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the total issued share capital of the Company for the time being.

v. Ordinary Resolution No. 9.3 is to authorise the Directors to offer and grant options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001.

vi. Ordinary Resolution No. 9.4 is to renew the modified and restated Shareholders' Mandate for Interested Person Transactions ("IPT Mandate") approved at the Extraordinary General Meeting of the Company held on 7 July 2001, authorizing the Company, its subsidiaries and target associated companies or any of them to enter into certain types of transactions with certain interested persons, as specified in the IPT Mandate.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

1. For investors who have used their CPF monies to buy the Company's shares, this report is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

Singapore Airport Terminal Services Limited (Incorporated in the Republic of Singapore)

I/We, ______________________________ (NRIC/ Passport No. ______________)

of ____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (No. of Shares)

and/or (delete as appropriate)

Or failing *him/her, the Chairman of the Annual General Meeting ("AGM") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company to be held on 9 July 2002 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf at the AGM and at any adjournment thereof.

No.	Resolution	**For	**Against
	ORDINARY BUSINESS		
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Michael Tan retiring by rotation in accordance with Article 83		
4	Re-election of Mr Richard Helfer retiring by rotation in accordance with Article 83		
5	Re-election of Dr Hong Hai retiring by rotation in accordance with Article 83		
6	Re-election of Dr Ow Chin Hock standing for re-election in accordance with Article 90		
7	Re-election of Mr Jimmy Phoon standing for re-election in accordance with Article 90		
8	Re-appointment and remuneration of Auditors		
	SPECIAL BUSINESS		
9.1	Approval of Directors' Fees		
9.2	Authority for Directors to issue shares pursuant to Section 161 of the Companies Act (Cap 50)		
9.3	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan		
9.4	Approval of Shareholders' Mandate for Interested Person Transactions		

* Delete Accordingly

** Please indicate your vote "For" or "Against" with a "✓" within the box provided

Dated this ________ day of ____________ 2002

Total number of Ordinary Shares held:	

____

Signature(s) of Shareholder(s) or Common Seal

IMPORTANT:
Please read Notes on the reverse.

NOTES:-

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Any such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body, an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act (Cap 50), to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114 Singapore 904114, at least 48 hours before the time appointed for the AGM.
6. On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Ordinary Shares held. If the member has Ordinary Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act (Cap 50)), he should insert that number of Ordinary Shares. If the member has Ordinary Shares registered in his name in the Register of Members, he should insert that number of Ordinary Shares. If the member has Ordinary Shares entered against his name in the Depository Register as well as Ordinary Shares registered in his name in the Register of Members, he should insert the aggregate number of Ordinary Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Ordinary Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

FOLD ALONG THIS LINE

SATS

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The Company Secretary
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
P O Box 2114
Singapore 904114

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REQUEST FORM

Singapore Airport Terminal Services Limited (Incorporated in the Republic of Singapore)

5 June 2002

Dear Shareholder,

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2001/02. The SFR contains a review of the SATS Group for the year ended 31 March 2002. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group are set out in a separate report called the Annual Report. This report is available to all SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2001/02 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 13 June 2002. **If we do not receive your request form, it will indicate that you do not wish to receive the Annual Report for the financial year 2001/02 and for future financial years.** Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years. Also, if you had previously indicated your wishes to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, we will take it that there have been no changes to your wishes and will act accordingly unless you inform us otherwise.

Yours faithfully
For **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

ANNABELLE YIP
Company Secretary

TO: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
PO Box 2114
Singapore 904114

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2001/02 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

Name(s) of shareholder(s): ______________________________

NRIC/Passport Number(s): ______________________________

#CDP Securities Account Number: | 1 | 6 | 8 | 1 | – | | | | | – | | | | | |

Address: ______________________________

____

Signature(s): ______________________________ Date: ______________________________

this is only applicable if your shares in SATS are registered with The Central Depository (Pte) Limited

FOLD ALONG THIS LINE

SATS

Postage will
be paid by licensee.
For posting in
Singapore only.

Business Reply Service
Permit No. 06426

The Company Secretary
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
P O Box 2114
Singapore 904114

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

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Listed Companies' Announcements - By Company

The information listed here is sent to the SGX electronically by the listed companies. They are current but in no way representative of all company announcements. Results based announcements are kept for maximum of 1 year and the rest of the announcements are up till 3 months.

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Release Date **Announcement Details**

SINGAPORE AIRPORT TERMINAL SERVICES

Release Date	Announcement Details
Nov 05 2002	COMPLETION OF ACQUISITION OF SHARES IN COUNTRY FOODS PTE. LTD.
Oct 29 2002	SUPPLEMENTARY INFORMATION ON INVESTMENT AGREEMENT ON PROPOSED ACQUISITION OF SHARES IN COUNTRY FOODS PTE. LTD. (THE "PROPOSED INVESTMENT")
Oct 28 2002	SATS Acquires Singapore Food Processing Company Represents first investment in non-airline catering sector
Oct 28 2002	INVESTMENT AGREEMENT ON PROPOSED ACQUISITION OF SHARES IN COUNTRY FOODS PTE. LTD. (THE "PROPOSED INVESTMENT")
Oct 25 2002	Half Year Financial Statement And Dividend Announcement
Oct 03 2002	INCREASE IN SHAREHOLDING IN ASSOCIATED COMPANY
Sep 27 2002	Announcement Pursuant to Rule 747(2) of the Listing Manual
Aug 21 2002	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual
Jul 09 2002	OUTCOME OF 29TH ANNUAL GENERAL MEETING AND RE-APPOINTMENT OF DR HONG HAI TO THE AUDIT COMMITTEE
Jul 08 2002	DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION

Listed Companies' Announcement

Printer Friendly Version

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

COMPLETION OF ACQUISITION OF SHARES IN COUNTRY FOODS PTE. LTD.

Further to the announcements made by Singapore Airport Terminal Services Limited (the "Company") on 28 October 2002 and 29 October 2002 respectively on the proposed acquisition of shares in Country Foods Pte. Ltd. ("Country Foods"), the Company wishes to announce that it has today completed (i) the subscription for 2,000,000 ordinary shares of S$1.00 each in Country Foods and (ii) the acquisition of 285,715 ordinary shares of S$1.00 each in Country Foods pursuant to the terms of the investment agreement dated 28 October 2002 made between the Country Foods and Tan Chiew Kuang ("TCK").

The Company has, on completion, paid the aggregate cash consideration of S$4,000,000 to Country Foods and TCK. Country Foods is now a subsidiary of the Company.
Submitted by Annabelle Yip, Company Secretary on 05/11/2002 to the SGX

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Listed Companies' Announcement

Printer Friendly Version

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SUPPLEMENTARY INFORMATION ON INVESTMENT AGREEMENT ON PROPOSED ACQUISITION OF SHARES IN COUNTRY FOODS PTE. LTD. (THE "PROPOSED INVESTMENT")

Further to the announcement dated 28 October 2002 in respect of the proposed acquisition of shares in Country Foods Pte. Ltd. ("Country Foods"), Singapore Airport Terminal Services Limited (the "Company") wishes to announce that following the subscription of 2,000,000 ordinary shares of S$1.00 each in Country Foods by the Company, Country Foods will have a re-valued net tangible asset value of S$4.65 million. The net tangible asset value of Country Foods pre-subscription by the Company is S$1.15 million. As stated in our previous announcement, the Company will be acquiring an initial 57.14% stake in Country Foods pursuant to the Proposed Investment.
Submitted by Annabelle Yip, Company Secretary on 29/10/2002 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Acquires Singapore Food Processing Company

Represents first investment in non-airline catering sector

Singapore October 28, 2002 **–** Singapore Airport Terminal Services Limited (SATS) today announced it has signed a conditional agreement to acquire a controlling stake in Country Foods Pte Ltd, an established supplier of processed foods in Singapore.

Country Foods, a quality supplier of chilled and frozen processed foods in domestic and international markets, will become SATS' seventh subsidiary.

Chief Executive SATS Catering, Mr Joseph Chew, said "Country Foods represents an opportunity for SATS to enter and grow in the non-airline processed foods market".

"The inflight catering market is just a small portion of the global foodservices market. By acquiring Country Foods, SATS broadens its customer base, widens revenue sources and also offers SATS Catering a lower cost production base," Mr Chew said.

SATS will invest an initial S$4 million in Country Foods in return for a 57.1 per cent controlling stake in the company. It will have the opportunity to increase its shareholding to 66.7% if a further fund raising exercise is required and implemented.

Already a Singapore market leader, Country Foods supplies international fast food and restaurant chains, convenience stores and supermarkets in Singapore.

Beyond Singapore, SATS believes the company has strong export growth potential in regional markets like Japan, Australia, Hong Kong and the Philippines. With SATS' support, Country Foods aims to accelerate exports of its products regionally and push the company to the next level of business growth.

"This investment represents our commitment to significantly grow the non-airline catering related business of the SATS Group," Mr Chew added.

"There are two ways SATS will continue to grow and add value to shareholders. The first is geographical growth through more joint ventures and investments in our core ground handling and inflight catering businesses. The second is through investing in non-airline related businesses that allow us to leverage our expertise, widen our customer base and sources of revenue. Country Foods is an example of this," he said.

SATS will continue to look for opportunities in core and related businesses, both locally and overseas.

About Singapore Airport Terminal Services Ltd (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

About Country Foods Pte Ltd

Established in 1989 by Mr Frankie Tan CK, Country Foods Pte Ltd is one of Singapore's established suppliers of quality chilled and frozen processed foods. Country Foods' quality house brands include *Chef Chan*, *Mrs Coles*, *Homade* and *Ted Ryan*. Key customers include international fast food and restaurant chains, convenience stores and supermarkets in Singapore. The company operates a 35,000 sq. ft. plant fitted with modern industrial processing equipment at Senoko South Road, Singapore.

For more information on Country Foods, please visit www.countryfoods.com.sg

For further details, please contact:

SARAH HUDSON Baldwin Boyle Shand Tel: (65) 6538 9211 DID: (65) 6230 5119 Mobile: (65) 9369 4300 **Email:** sarah.hudson@bbspr.com.sg	**MAH TZE CHIANG** Singapore Airport Terminal Services Ltd Tel: (65) 6541 8150 Fax: (65) 6541 8154 **Email:** tzechiang_mah@singaporeair.com.sg

Submitted by Annabelle Yip, Company Secretary on 28/10/2002 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

INVESTMENT AGREEMENT ON PROPOSED ACQUISITION OF SHARES IN COUNTRY FOODS PTE. LTD. (THE "PROPOSED INVESTMENT")

The Board of Directors of Singapore Airport Terminal Services Limited (the "Company") wishes to announce that the Company has entered into a conditional investment agreement on 28 October 2002 (the "Investment Agreement") with each of (i) Country Foods Pte. Ltd ("Country Foods") and (ii) Tan Chiew Kuang ("TCK") pursuant to which the Company agrees to:

(a) subscribe for 2,000,000 ordinary shares of S$1.00 each in Country Foods (the "New Shares"); and

(b) acquire from TCK 285,715 ordinary shares of S$1.00 each in Country Foods currently held by TCK (the "Sale Shares"),

which collectively will represent 57.14% of the enlarged share capital of Country Foods.

In addition, SATS shall have the obligation to subscribe for another up to 1,142,858 ordinary shares of S$1.00 each in Country Foods upon receipt of a notice from the board of directors of Country Foods to subscribe for such shares.

Consideration

The aggregate consideration (the "Aggregate Consideration") for the Proposed Investment is S$1.75 per ordinary share of S$1.00 in Country Foods, and was arrived at on a willing buyer, willing seller basis. The Aggregate Consideration is S$4,000,000 comprising:

(a) S$3,500,000 in respect of the subscription for the New Shares; and

(b) S$500,000 in respect of the acquisition of the Sale Shares,

and is payable in cash.

The scheduled date of completion of the Proposed Investment ("Completion Date") is 5 November 2002.

The Investment Agreement is conditional upon, *inter alia*, the following:

(a) the approval of the shareholders of Country Foods to (i) increase the authorised share capital of Country Foods from S$2,000,000 consisting of 2,000,000 ordinary shares of S$1.00 each to S$10,000,000 consisting of 10,000,000 ordinary shares of S$1.00 each; and (ii) the allotment and issue of the New Shares;

(b) the disposal of Country Foods' wholly-owned subsidiary, Straits-Orient Foods Company Pte Ltd, being completed; and

(c) all other consents and approvals required (including without limitation the consent of the bankers of Country Foods) for the Proposed Investment and to give effect to the transactions contemplated hereunder being obtained.

In any of the above conditions are not fulfilled by 5 November 2002 or such other date mutually agreed upon in writing, the Investment Agreement shall cease and determine.

Shareholders' Agreement

On completion of the Proposed Investment, the Company, Country Foods, TCK, Chew Hai Chwee ("CHC") and Chan Fung Lan ("CFL") (TCK, CHC and CFL hereinafter collectively called the "Existing Shareholders") shall enter into a shareholders' agreement which will provide, *inter alia*, that:

(a) each of Country Foods and the Existing Shareholders grants to the Company the right, at any time after 1 April 2007 to:

(i) require Country Foods to allot and issue to the Company; and/or

(ii) require the Existing Shareholders to sell to the Company (in the ratio of their then-existing shareholdings in the Company)

> such number of share in Country Foods to enable the Company to acquire up to 80% of the issued and paid-up capital of Country Foods at a price determined in accordance with the formula set out in the Shareholders' Agreement;

(b) each of Country Foods and the Existing Shareholders grants to the Company the right, at any time after 1 April 2012 to:

(j) require Country Foods to allot and issue to the Company; and/or

(iii) require the Existing Shareholders to sell to the Company (in the ratio of their then-existing shareholdings in the Company)

> such number of share in Country Foods to enable the Company to acquire up to 90% of the issued and paid-up capital of Country Foods at a price determined in accordance with the formula set out in the Shareholders' Agreement; and

(c) during the period from the date of the shareholders' agreement up to and including 31 March 2005, the board of directors of Country Foods may make a renounceable rights issue of 1,142,858 new shares at S$1.75 per share for subscription by the shareholders according to their respective shareholding proportions, fractional entitlements to be disregarded (the "Rights Issue"). The Rights Issue will be underwritten by the Company.

Information on Country Foods

Country Foods is a private limited company incorporated in Singapore on 28 July 1989. The principal business of Country Foods is to carry on the business of manufacturing and exporting of chilled and frozen processed foods to restaurants, fast food chains, convenience stores, supermarkets and other institutions.
Submitted by Annabelle Yip, Company Secretary on 28/10/2002 to the SGX

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MASNET No. 82 OF 25.10.2002
Announcement No. 90

SATS **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Half Year Financial Statement And Dividend Announcement

Financial statements for the half year ended 30 September 2002.
These figures have not been audited.

		Group			Company		
		S$M		%	S$M		%
		Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)	Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)
1.(a)	Revenue	465.6	464.5	0.2	35.9	33.5	7.2
1.(b)	Expenditure	(343.7)	(327.1)	5.1	(29.4)	(27.4)	7.3
1.(c)	Operating profit	121.9	137.4	(11.3)	6.5	6.1	6.6
1.(d)	Investment income						
1.(e)	Other income including interest income	1.6	2.7	(40.7)	1.6	2.5	(36.0)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	155.4	167.3	(7.1)	23.4	21.6	8.3
2.(b)(i)	Interest on borrowings	(2.9)	(3)	(3.3)	(4.1)	(5)	(18.0)
2.(b)(ii)	Depreciation and amortisation	(30.6)	(26.9)	13.8	(13.6)	(12.7)	7.1
2.(b)(iii)	Foreign exchange gain/(loss)	(1.7)	(0.3)	466.7	(1.7)	(0.3)	466.7
2.(c)	Exceptional items (provide separate disclosure of items)						

5418141

		Group			Company		
		S$M		%	S$M		%
		Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)	Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	120.2	137.1	(12.3)	4	3.6	11.1
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	14	11.6	20.7	70.1	83.9	(16.4)
2.(f)	Operating profit before income tax	134.2	148.7	(9.8)	74.1	87.5	(15.3)
2.(g)	Less income tax (Indicate basis of computation)	(16)	(35.9)	(55.4)	(14.3)	(21.7)	(34.1)
2.(g)(i)	Operating profit after tax before deducting minority interests	118.2	112.8	4.8	59.8	65.8	(9.1)
2.(g)(ii)	Less minority interests						
2.(h)	Operating profit after tax attributable to members of the company	118.2	112.8	4.8	59.8	65.8	(9.1)
2.(i)(i)	Extraordinary items (provide separate disclosure of items)						
2.(i)(ii)	Less minority interests						
2.(i)(iii)	Extraordinary items attributable to members of the company						

		Group			Company		
		S$M		%	S$M		%
		Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)	Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve						
2.(i)(v)	Transfer to Capital Reserve						
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	118.2	112.8	4.8	59.8	65.8	(9.1)

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	25.40%	24.30%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	11.70%	13.40%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue	11.8 cents	11.3 cents
	(ii) On a fully diluted basis	11.8 cents	11.3 cents
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on	100.6 cents	84.2 cents

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	Apr-Sep 02 S$M	Apr-Sep 01 S$M	Change S$M	%
Staff costs	186.3	170.7	+15.6	+9.1
Cost of raw materials	32.9	35.9	-3.0	-8.4
Licensing fees	33.4	33.6	-0.2	-0.6
Depreciation charges	30.2	26.9	+3.3	+12.3
Company accommodation & utilities	26.3	28.7	-2.4	-8.4
Other costs	34.6	31.3	+3.3	+10.5
Total	343.7	327.1	+16.6	+5.1

Item 4 is not applicable to interim results

		Group			Company		
		S$M		%	S$M		%
		Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)	Apr-Sep 2002	Apr-Sep 2001	Increase/ (Decrease)
4.(a)	Sales reported for first half year						
4.(b)	Operating profit [2(g)(i) above] reported for first half year						
4.(c)	Sales reported for second half year						
4.(d)	Operating profit [2(g)(i) above] reported for second half year						

5.(a) **Amount of any adjustment for under or overprovision of tax in respect of prior years**

The Group's taxation decreased $19.9 million (-55.4%) over the same period last year mainly because of tax write-back for financial year 2001-02 amounting to $17.8 million for the Group as a result of the reduction in Singapore corporate tax rate from 24.5% to 22%.

5.(b) **Amount of any pre-acquisition profits**

NIL

5.(c) **Amount of profits on any sale of investments and/or properties**

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
Not applicable	

5.(d) Any other comments relating to Paragraph 5

NIL

6. **Segmental Results**

a) Analysis by business activities (Group)

	Revenue		Profit before interest on borrowings and tax	
	Apr-Sep 2002 S$M	Apr-Sep 2001 S$M	Apr-Sep 2002 S$M	Apr-Sep 2001 S$M
Inflight catering	203.2	213.9	57.5	66.0
Ground handling	226.5	221.3	62.5	71.0
Other services*	35.9	29.3	17.1	14.7
	465.6	464.5	137.1	151.7

* Other services include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

b) Analysis by geographical location (Group)

	Revenue		Profit before interest on borrowings and tax	
	Apr-Sep 2002 S$M	Apr-Sep 2001 S$M	Apr-Sep 2002 S$M	Apr-Sep 2001 S$M
Singapore	465.6	464.5	123.1	139.6
Overseas	-	-	14.0	12.1
	465.6	464.5	137.1	151.7

7.(a) **Review of the performance of the company and its principal subsidiaries**

.1 The Group's profit after tax increased $5.4 million (+4.8%) to $118.2 million. Revenue was up $1.1 million (+0.2%): ground handling revenue increased $5.2 million (+2.3%) because of increase in cargo tonnage handled; inflight catering revenue dropped $10.7 million (-5.0%) as a result of lower number of meals uplifted; while revenue from other services grew $6.6 million (+22.5%), mainly from aviation security services rendered. Expenditure increased $16.6 million (+5.1%) to $343.7 million, mainly from a provision in profit sharing bonus against a nil bonus provision in the corresponding period last year. This is in line with the profit sharing agreement which is based on profit of the SIA Group and is applicable until the end of the financial year 2003-04.

.2 Profits from overseas operations through associated companies increased $2.4 million (+20.7%) to $14.0 million and represent 9.5% of the Group's profit after tax.

.3 Profit before taxation decreased $14.5 million (-9.8%). However, earnings per share increased 0.5 cent (+4.4%) to 11.8 cents because the Group's taxation decreased $19.9 million (-55.4%) over the same period last year. This is due to a tax write-back for financial year 2001-02 amounting to $17.8 million for the Group as a result of the reduction in Singapore corporate tax rate from 24.5% to 22%. Net tangible assets per share rose 16.4 cents (+19.5%) to $1.01 compared to a year ago. The Group's return on shareholders' funds as at end of the period was 11.7%, a decrease of 1.7 percentage points from last year.

7.(b) **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results**

NIL

7.(c) **A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.**

No transaction or event of a material and unusual nature has arisen between 30 September 2002 and the date of this report that would substantially affect the results of the Company or the Group.

8. **A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period**

.1 Revenue is traditionally stronger in the second half of the financial year. However, the recent incident in Bali and the threat of hostilities in the Middle-East are likely to have a dampening effect on business.

.2 We will continue our efforts to expand overseas, especially in the areas of cargo handling and inflight catering.

9. **Dividend**

(a) Present Period

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	30 % per ordinary share less tax
Par value of shares	$0.10
Tax Rate	22%

(b) Previous Corresponding Period

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	20 % per ordinary share less tax
Par value of shares	$0.10
Tax Rate	24.5%

(c) Total Annual Dividend (if applicable)

	Latest Year ()	Previous Year ()
Ordinary		
Preference	0	0
Total:		

(d) Date payable

28 November 2002

(e) Books closure date

.1 Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 14 November 2002 to 15 November 2002 (both dates inclusive) for the preparation of dividend warrants. The interim dividend will be paid on 28 November 2002 to members on the Register as at 13 November 2002.

.2 Duly completed and stamped transfers received by the Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5 pm on 13 November 2002 will be registered to determine shareholders' entitlements to the interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 13 November 2002 will be entitled to the interim dividend.

(f) Any other comments relating to Paragraph 9

NIL

10.(a) **Balance sheet**

	The Group		The Company	
	30.09.2002 S$M	31.03.2002 S$M	30.09.2002 S$M	31.03.2002 S$M
Share Capital	100.0	100.0	100.0	100.0
Distributable reserves	912.6	829.5	448.5	419.9
Non-distributable reserves	1.6	0.8	-	-
Shareholders' funds	1,014.2	930.3	548.5	519.9
Minority interest	0.5	0.5	-	-
Deferred taxation	111.5	113.3	59.0	60.8
Long-term liabilities	249.1	249.5	248.0	248.0
	1,375.3	1,293.6	855.5	828.7
Represented by:-				
Fixed assets	832.7	857.4	602.8	617.6
Subsidiaries	-	-	37.3	37.3
Associated companies	122.0	122.2	92.1	92.7
Long-term investments	7.9	7.9	7.9	7.9
Goodwill	7.9	8.2	-	-
Loan to third parties	48.0	48.0	48.0	48.0
Current assets	545.8	444.2	404.5	322.6
Less: Current liabilites	(189.0)	(194.3)	(337.1)	(297.4)
	1,375.3	1,293.6	855.5	828.7

10.(b) Cash flow statement

	The Group	
	Apr-Sep 2002 S$M	Apr-Sep 2001 S$M
Net cash provided by operating activities	148.0	82.0
Cash flows from investing activities		
Capital expenditure	(2.9)	(40.7)
Loans to third parties	0.1	(1.3)
Investments in associated companies	-	(14.3)
Proceeds from sale of fixed assets	3.5	0.2
Repayment of loans by associated companies	0.6	0.8
Dividends from associated companies, net	7.3	8.8
Net cash provided by/(used in) investing activities	8.6	(46.5)
Cash flows from financing activities		
Proceeds from long-term borrowings	(0.4)	1.0
Payment of finance lease liabilities	(0.2)	(0.2)
Dividends paid	(31.2)	(30.2)
Net cash used in financing activities	(31.8)	(29.4)
Net cash inflows	124.8	6.1
Cash and cash equivalents at beginning of period	254.0	170.2
Cash and cash equivalents at end of period	378.8	176.3

10.(c) <u>Statement of changes in equity</u>

GROUP	Share Capital S$M	Revenue Reserve S$M	Statutory Reserve S$M	Foreign Currency Translation Reserve S$M	Total Shareholders' Equity S$M
Balance at 31 March 2001	100.0	650.1	0.6	10.6	761.3
Transfer to statutory reserve	-	(0.2)	0.2	-	-
Share of an associated company's revenue reserve arising from equity accounting	-	2.0	-	-	2.0
Foreign currency translation adjustment	-	-	-	(0.6)	(0.6)
Net gain/(loss) not recognised in the profit and loss accounts	-	1.8	0.2	(0.6)	1.4
Profit attributable to shareholders for the year	-	212.9	-	-	212.9
Dividends, net	-	(45.3)	-	-	(45.3)
Balance at 31 March 2002	100.0	819.5	0.8	10.0	930.3
Transfer to statutory reserve	-	(0.8)	0.8	-	-
Foreign currency translation adjustment	-	-	-	(3.1)	(3.1)
Net gain/(loss) not recognised in the profit and loss accounts	-	(0.8)	0.8	(3.1)	(3.1)
Profit attributable to shareholders for the period	-	118.2	-	-	118.2
Dividends, net	-	(31.2)	-	-	(31.2)
Balance at 30 September 2002	100.0	905.7	1.6	6.9	1,014.2

Statement of changes in equity (cont'd)

COMPANY	Share Capital S$M	Revenue Reserve S$M	Total Shareholders' Equity S$M
Balance at 31 March 2001	100.0	341.6	441.6
Profit attributable to shareholders for the year	-	123.6	123.6
Dividends, net	-	(45.3)	(45.3)
Balance at 30 September 2002	100.0	419.9	519.9
Profit attributable to shareholders for the period	-	59.8	59.8
Dividends, net	-	(31.2)	(31.2)
Balance at 30 September 2002	100.0	448.5	548.5

10.(d) **Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above**

[If you are creating a table, please do not use tab or space.]

11. **Details of any changes in the company's issued share capital**

.1 On 1 July 2002, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 17,457,400 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 15,239,500 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2003 for Senior Executives (as defined under the Plan) and 1 July 2004 for other employees, and expire on 30 June 2012. The exercise price of the Shares under the said options is $1.90 per Share.

.2 As at 31 March 2002, options to subscribe for a total of 47,310,700 Shares were outstanding under the Plan. As at 30 September 2002, options to subscribe for a total of 62,200,300 Shares were outstanding under the Plan (options to subscribe for a total of 349,900 Shares lapsed pursuant to Rule 8 of the Plan during the period 1 April to 30 September 2002).

.3 None of the options granted on 28 March 2000, 3 July 2000, 2 July 2001 or 1 July 2002 have been exercised to date.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/09/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
0	$0.6M	0	$0.8M

(b) Amount repayable after one year

As at 30/09/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
0	$249.1M	0	$249.5M

(c) Any other comments relating to Paragraph 12

[Any material changes to (a) and (b) above must be explained]

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The same accounting policies and methods of computation are followed in the financial statements as compared with the most recents audited annual financial statements.

BY ORDER OF THE BOARD

Annabelle Yip Wai Ping (Ms)
Company Secretary
25 October 2002

Listed Companies' Announcement

Printer Friendly Version

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

INCREASE IN SHAREHOLDING IN ASSOCIATED COMPANY

The Company wishes to announce that it has acquired by way of payment of stock dividends, 657,720 shares of par value NTD10 ("Shares") in its associated company Evergreen Airline Services Corporation ("EGAS") incorporated in Taiwan, ROC. The stock dividends were registered on 12 September 2002. With these Shares, the Company's total number of Shares held in EGAS is 7,234,920 Shares. The Company's percentage shareholding in EGAS remains unchanged at 20%.

Submitted by Annabelle Yip, Company Secretary on 03/10/2002 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Pursuant to Rule 747(2) of the Listing Manual

Singapore Airport Terminal Services Limited wishes to announce that on or about 30 September 2002, the Company will pay interest amounting to a total of S$2,923,835.62 to holders of the S$200,000,000 in principal amount of Fixed Rate Notes Due 2004 which was issued on 28 March 2001 by the Company pursuant to the Company's S$500,000,000 Medium Term Note Programme. The said interest amount is calculated on the basis of a 365-day year and the actual number of days elapsed. The interest amount is determined based on the interest rate of 2.9% per annum and the aggregate principal amount and the total number of days elapsed with respect to the interest period which commenced on 28 March 2002 and ending on 28 September 2002.

Submitted by Annabelle Yip, Company Secretary on 27/09/2002 to the SGX

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2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual

The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.

SATS-MTN-Directors'Statement.pdf
Submitted by Annabelle Yip, Company Secretary on 21/08/2002 to the SGX

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SATS

To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
180 Clemenceau Avenue,
#02-02 Haw Par Centre
Singapore 239922
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED")

We, Cheong Choong Kong and Michael Tan Jiak Ngee, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 June 2002:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its abiliy to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated :

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Deputy Chairman

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
P.O. Box 3 Singapore Changi Airport, Singapore 918141.
visit us: www.sats.com.sg

Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

OUTCOME OF 29TH ANNUAL GENERAL MEETING, AND RE-APPOINTMENT OF DR HONG HAI TO THE AUDIT COMMITTEE

1. Pursuant to Article 704(14) of the new Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST Listing Manual"), we wish to announce that at the 29th Annual General Meeting of the Company held at 10 am today ("29th AGM"), all resolutions including the Special Business specified in the Notice of AGM were duly approved and passed by the Shareholders.

2. At the AGM, Dr Hong Hai was re-elected as a Director of the Company. By resolution of the Board of Directors of the Company, Dr Hong Hai has been re-appointed as a member of the Audit Committee of the Company. He is considered by the Board to be an independent Director, for the purposes of Article 704(8) of the SGX-ST Listing Manual.

Submitted by Annabelle Yip, Company Secretary on 09/07/2002 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION

This is to inform you that Mr Chew Khiam Soon Joseph, a Director of SATS Catering Pte Ltd, a wholly owned subsidiary of Singapore Airport Terminal Services Limited ("SATS"), purchased 20,000 shares of Singapore Technologies Engineering Ltd on 3 June 2002 at $2.00 per share.
Submitted by Annabelle Yip, Company Secretary on 08/07/2002 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Filing with Registry of Companies and Businesses

Date of Filing	Forms
25 October 2002	Form 94 -- General Lodgment Form
6 August 2002	Form 41 -- Memorandum Of Satisfaction Of Registered Charge
19 July 2002	Form 11 -- Notice of Resolution
19 July 2002	Form AR – Annual Return Of Company Having A Share Capital
19 July 2002	Form 56 -- Certificate For Inclusion In Public Company's Annual Return That Does Not Include List Of Members
11 June 2002	Form 94 -- General Lodgement Form

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM 94

Folio No

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

Name of person lodging this form: Yip Wai Ping Annabelle

*NRIC/~~Passport~~ No: S1673157/I

Address: 7 Upper Bukit Timah View #06-02
Bukit Regency
Singapore 588135

Designation: Company Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)

(2) Date of document: 25 OCT 2002

(3) The text of the document is as follows: See Annexure A
*(The document is annexed hereto)

2 This lodgment was completed and signed by me on: 27 OCT 2002

Signature of person making lodgment

Signature of Witness

QUEK CHENG CHYE RONNIE
*Advocate & Solicitor/~~Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company~~

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Yip Wai Ping Annabelle	Date of Registration:
Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659 Tel No: 65418060	Receipt No:
A/c No: Fax No: 65460455	Checked By:

Annexure A to Form 94

Name of Company : Singapore Airport Terminal Services Limited

Company No. : 197201770G

Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 14 November 2002 to 15 November 2002 (both dates inclusive) for the preparation of dividend warrants. The interim dividend will be paid on 28 November 2002 to members on the Register as at 13 November 2002.

Duly completed and stamped transfers received by the Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5 pm on 13 November 2002 will be registered to determine shareholders' entitlements to the interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 13 November 2002 will be entitled to the interim dividend.

Dated: 25 October 2002

THE COMPANIES ACT
(CHAPTER 50)
Section 136 (1)

MEMORANDUM OF SATISFACTION OF REGISTERED CHARGE

FORM 41

Folio No

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

The Registrar of Companies & Businesses,
Singapore

The abovenamed company hereby gives notice that the * Undertaking, Guarantee and Subordination dated 7 October 1997 registered on 24 October 1997 and numbered 199706491 in the Register of Charges, created by the company in favour of please see Annexure marked 'A' for securing the Total Indebtedness (as defined in the said Form 34) was, on 22 November 2001, paid or satisfied †‡in full/~~to the extent of~~ .... dollars.

Dated this 22 JUL 2002 day of ....

The common seal of the abovenamed company was affixed hereto in the presence of —

Signature: [signature]

Name of ‡Director/~~Secretary~~: TAN JIAK NGEE MICHAEL

Signature: [signature]

Name of ‡~~Director~~/Secretary: YIP WAI PING ANNABELLE

The abovenamed chargee hereby state and confirm that the charge, particulars of which are given above, was paid or satisfied as stated above.

Dated this 6 Aug 2002 day of ....

Signature of authorised representative of abovenamed chargee: [signature]

Name of authorised representative of the abovenamed chargee: BENJAMIN YEUNG
Oversea-Chinese Banking Corporation Limited, Hong Kong Branch

* Insert description of instrument creating or evidencing the charge, eg "trust deed", "mortgage", "debenture".
† Statement by the chargee of the payment, satisfaction, release or ceasing referred to in section 136 (1).
‡ Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Yip Wai Ping Annabelle	Date of Registration:
Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659	Receipt No:
A/c No: Tel No: 65418060 Fax No: 65460455	Checked By:

ANNEXURE A

This is the Annexure marked 'A' referred to in the Form 41 relating to Memorandum of Satisfaction of Registered Charge executed by the below named company on 22 JUL 2002

Yip Wai Ping Annabelle
Company Secretary
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Company No: 197201770G

Keppel Bank of Singapore Limited (acting through its Hong Kong Branch) (as security agent for and on behalf of the Secured Parties (as defined in Form 34 – Statement of Particulars in respect of Charge dated 22 October 1997 lodged by the abovenamed company))

THE COMPANIES ACT
(CHAPTER 50)/
The Companies Regulations 1987
‡Sections 17 (7), 26 (2), 30 (4), 31 (1) and (2), 33 (9), 34, 186 (1), 227B (1) and 290 (2)/
Regulations 24 and 66

NOTICE OF RESOLUTION

FORM 11

Folio No

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

The Registrar of Companies & Businesses,
Singapore

At ~~a (general)~~ an annual general meeting of the *members/~~creditors/directors~~ of the abovenamed company duly convened and held at Ballroom I and II, 3rd Level, Singapore Marriott Hotel 320 Orchard Road Singapore 238865 on 9 July 2002, the *~~special~~/ordinary/~~Directors~~' resolution set out *~~below~~/in the †annexure marked with the letter "A" and signed by me for purposes of identification was *duly passed/~~agreed to.~~

(Set out resolution here if a copy thereof is not annexed).

Please see annexure marked "A"

Name(s) of person(s) who signed *~~this~~/these resolution(s)/minute(s) was/were:

Cheong Choong Kong

The designation of the person signing the resolution(s) in the abovenamed company is: Chairman

Dated this ...... day of 19 JUL 2002

Signature: [signature]

Name of *~~Director~~/Secretary: Yip Wai Ping Annabelle

‡ Delete whichever references to sections are inapplicable.
* Delete where inapplicable.
† Where a copy of the resolution is annexed, the annexure is to be endorsed as follows: "This is the annexure marked "A" referred to in the notice of resolution signed by me on the ...... day of ...."

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Yip Wai Ping Annabelle	Date of Registration:
Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659	Receipt No:
A/c No: Tel No: 65418060	Checked By:
Fax No: 65460455	

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

This is the annexure marked "A" referred to in the Notice of Resolution (Form 11) signed by me, relating to the resolutions passed at the Annual General Meeting of the Company held on 9 July 2002, dated 19 JUL 2002.

Signature: [signature]

Name of Secretary: Yip Wai Ping Annabelle

IT WAS RESOLVED that:-

Ordinary Resolution 2

To declare a final dividend of 40% or 4 cents per share less income tax of 22% for the year ended 31 March 2002.

Ordinary Resolution 9.2

That subject to the Companies Act (Cap. 50) and the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT** the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier.

Ordinary Resolution 9.3

That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time.

Ordinary Resolution 9.4

That, for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:-

(a) approval be and is hereby given, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 ("IPT Mandate"), with any party who is of the class of Interested Persons described in the IPT Mandate, **PROVIDED ALWAYS THAT** such transactions are made at arm's length and on normal commercial terms;

(b) such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution.

THE COMPANIES ACT
(CHAPTER 50)
Eighth Schedule

ANNUAL RETURN OF COMPANY HAVING A SHARE CAPITAL

FORM **AR**

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

1 Date Annual Return made up to (being the date or a date not later than the fourteenth day after the date of the Annual General Meeting): 17 July 2002

2 Date of Annual General Meeting: 9 July 2002

3 Date accounts made up to: 31 March 2002

4 Address of registered office: SATS Inflight Catering Centre 1
20 Airport Boulevard
Singapore 819659

5 Address at which the register of members is kept if other than the registered office:
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

6 Total amount of indebtedness of the company in respect of all charges which are required to be registered with the Registrar of Companies and Businesses: NIL

7 LIST OF REGISTERED CHARGES
(Please use Continuation Sheets if space provided is insufficient)

Date of Registration	Charge No:	Amount of Indebtedness as at date of Return
24 October 1997	199706491	NIL

Lodged in the office of the Registrar of Companies & Businesses by
Name: Yip Wai Ping Annabelle
Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SINGAPORE 819659
A/c No:
Tel No: 65418060
Fax No: 65460455

For Official Use
Date of Registration:
Receipt No:
Checked By:

Form AR Continuation Sheet 1

FORM **AR**

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

	Ordinary	Preference	Other Kinds
(1) Authorised Share Capital	$200,000,000	N A	
Issued Share Capital	$100,000,000		
Paid-up Share Capital	$100,000,000		
Nominal Value per share:	$0.10		
(2) Number of shares issued subject to payment wholly in cash:	1,000,000,000		
(3) Number of shares issued as fully paid up otherwise than in cash:	Nil		
(4) Number of shares issued as partly paid up to the extent of per share otherwise than in cash:	Nil		
(5) Number of shares (if any) of each class issued at a discount:	Nil		
(6) Total amount of discount on the issue of shares which has not been written off at the date of this return:	Nil		
(7) There has been called up on each of 1,000,000,000 shares:	$100,000,000		
(8) There has been called up on each of shares:	Nil		
(9) There has been called up on each of shares:	Nil		

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

	Ordinary	Preference	Other Kinds
(10) Total amount of calls received including payments on application and allotment:	$100,000,000	N A	
(11) Total amount, if any, agreed to be considered as paid on shares which have been issued as fully paid up otherwise than in cash:	Nil		
(12) Total amount, if any, agreed to be considered as paid on shares which have been issued as partly paid up to the extent of per share otherwise than in cash:	Nil		
(13) Total amount of calls unpaid:	Nil		
(14) Total amount of the sums, if any, paid by way of commission in respect of any shares or debentures since the date of the last return:	Nil		
(15) Total amount of the sums, if any, allowed by way of discount in respect of any debentures since the date of the last return:	Nil		
(16) Total number of shares forfeited:	Nil		
(17) Total amount paid, if any, on shares forfeited:	Nil		

Form AR Continuation Sheet 3

FORM
AR

9 CERTIFICATE TO BE GIVEN BY ALL COMPANIES UNDER THE EIGHTH SCHEDULE

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

Name of officer signing this certificate: Yip Wai Ping Annabelle

*NRIC/~~Passport~~ No: S1673157/I Nationality: Singaporean

Address: 7 Upper Bukit Timah View #06-02
Singapore 588135

Designation in the abovenamed company: Company Secretary

(1) I, the abovenamed officer, after having made due inquiries certify —

(*a*) having made an inspection of the share register, that transfers *have/~~have not~~ been registered since the date of *the last annual return/~~the incorporation~~ of the company;

*(*b*) that the company being a private company has not since the date of *incorporation of the company/the last annual return issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call; ~~and~~

*(*c*) that the company is a private company and its members exceed 50 but the excess of members above 50 (counting joint holders of shares as one person) consist wholly of persons who are in the employment of the company or of its subsidiary(ies) or persons who while previously in the employment of the company or of its subsidiary(ies) were and thereafter have continued to be members of the company.

(2) This certificate was completed and signed by me on: 19 JUL 2002

....
Signature of officer

*Delete where inapplicable.

FORM **AR**

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality	(e) Date of Appointment (f) Occupation
Directors		
Please see continuation sheet 4A		
Chief Executive Officer ~~Manager~~ (if any)		
(a) Nadaisan Prushuathamun (b) 32 Jansen Road Singapore 548435	(c) S0004833/Z (d) Singaporean	(e) 1 February 2000 (f) Chief Executive Officer
Secretary(ies)		
(a) Yip Wai Ping Annabelle (b) 7 Upper Bukit Timah View #06-02 Bukit Regency Singapore 588135	(c) S1673157/I (d) Singaporean	(e) 1 September 2000 (f) Senior Manager (Legal) SATS

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm: Messrs Ernst & Young

(*b*) Address: 10 Collyer Quay
#12-01 Ocean Building
Singapore 049315

(*c*) Date of appointment: 3 May 1973

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Company No: 197201770G

PARTICULAR OF DIRECTORS

a) Name **b) Residential Address**	**c) NRIC/Passport No.** **d) Nationality**	**e) Date of Appointment** **f) Occupation**
a) Cheong Choong Kong	c) S1842638/B	e) 1 October 1984 (as Director) 1 February 1991 (as Chairman)
b) 10 Maryland Drive Singapore 277506	d) Singaporean	f) Airline Executive
a) Michael Tan Jiak Ngee	c) S1069567/H	e) 1 September 1977 (as Director) 1 February 1991 (as Deputy Chairman)
b) 44 Mackerrow Road Singapore 358627	d) Singaporean	f) Airline Executive
a) Chew Choon Seng	c) S0234645/A	e) 1 June 1996
b) 45 Sian Tuan Avenue Singapore 588319	d) Singaporean	f) Airline Executive
a) Barry Henry Patrick Desker	c) S1001765/C	e) 1 August 1999
b) 357C Holland Road Singapore 278633	d) Singaporean	f) Director Institute of Defence and Strategic Studies
a) Hong Hai @ Huang Hai	c) S1852301/I	e) 1 March 2000
b) 18 Oriole Crescent Singapore 288611	d) Singaporean	f) President & CEO Haw Par Corporation Ltd
a) Richard Charles Helfer	c) S2580327/B	e) 1 March 2000
b) 77 Emerald Hill Road Singapore 229353	d) Singapore PR	f) Chairman & CEO Raffles International Ltd

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Company No: 197201770G

a) Name b) Residential Address	c) NRIC/Passport No. d) Nationality	e) Date of Appointment f) Occupation
a) Ng Kee Choe	c) S0070715/E	e) 1 March 2000
b) 9 Wiltshire Road Singapore 466385	d) Singaporean	f) Vice Chairman The Development Bank of Singapore Ltd
a) Ow Chin Hock	c) S0036442H	e) 21 May 2002
b) 137 Sunset Way #01-07 Singapore 597159	d) Singaporean	f) Ambassador-at-Large (part-time) Ministry of Foreign Affairs
a) Phoon Siew Heng	c) S1596086H	e) 21 May 2002
b) Blk 19B Lim Tua Tow Road #03-01 Singapore 547802	d) Singaporean	f) Managing Director & Head of Corporate Stewardship Temasek Holdings (Private) Limited

(Please see Annexes A to F for particulars of other directorships.)

Form AR Continuation Sheet 5

FORM
AR

11 LIST OF SHAREHOLDERS

(Please use continuation sheets if space provided is insufficient)

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

List of persons holding shares on the abovementioned date of this Annual Return and an account of the shares so held are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) No and class of shares held (Please specify if class of shares is other than Ordinary, i.e. Preference/Others)
Please see Form 56	

Form AR Continuation Sheet 6
(Companies which are able to produce Exempt Private Company Certificate to disregard this sheet and to use the other continuation sheet 6)

FORM AR

12 FINANCIAL HIGHLIGHTS

Name of Company: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Company No: 197201770G

(1) Principal activity(ies) in the course of the financial year:
Investment Holding Company

	'000
(2) Turnover/Sales and other operating revenues: (Total amount received and receivable in the ordinary course of business for goods sold or supplied as a principal and for services provided)	$70,864
(3) Net Income (or Loss) from extraordinary and non-operating items:	$148,545
(4) (*a*) Profit before tax:	$167,817
(*b*) Profit after tax:	$123,540
(*c*) Loss before tax:	NIL
(*d*) Loss after tax:	NIL
(5) Total assets:	$1,126,094
(*a*) Current assets:	$322,637
(*b*) Fixed and other assets:	$803,457
(6) Total liabilities:	$606,213
(*a*) Current liabilities:	$297,419
(*b*) All non-current and long-term liabilities:	$308,794
(7) Shareholders' Funds:	$519,881
(*a*) Paid-Up Capital:	$100,000
(*b*) Reserves (Total of all types);	$419,881
(*c*) (Accumulated Loss):	NIL

Notes: (1) Current + Fixed and other assets = Total assets.
(2) Current liabilities + All other non-current and long-term liabilities = Total liabilities.
(3) Paid-up capital + Reserves − (Accumulated Loss), if any = Shareholders' Funds.
(4) Total assets = Total liabilities + Shareholders' Funds.

Form AR Continuation Sheet 7
(Companies which are able to produce Exempt Private Company Certificate to disregard this sheet)

FORM
AR

13 DECLARATION BY THE OFFICER MAKING THIS ANNUAL RETURN

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

This Annual Return was completed and signed by me on: 19 JUL 2002

It includes and is filed together with the following which have been laid before the abovenamed company at its annual general meeting held on the date stated in paragraph 2 hereof:

(1) the report and statement of the directors which contain the information as required under section 201 of the Companies Act;

(2) the report of the auditors;

(3) the last audited balance-sheet;

(4) the last audited profit and loss account; and

(5) the notes to the accounts:

Name of officer making return: Yip Wai Ping Annabelle

*NRIC/~~Passport~~ No: S1673157/I

Nationality: Singaporean

Address: 7 Upper Bukit Timah View #06-02
Singapore 588135

Tel. No: 65418060

Designation in the abovenamed company: Company Secretary

[signature]
....
Signature of person making return

*Delete where inapplicable.

Annex A

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Company No: 197201770G

OTHER DIRECTORSHIPS

Name of Director	Name of Company	Company No.	Nature of Interest
Cheong Choong Kong	SIA Engineering Company Limited	198201025C	Chairman
	The National University of Singapore 11th Council	-	Chairman
	Singapore Airlines Limited	197200078R	Director
	Singapore Press Holdings Limited	198402868E	Director
	Oversea-Chinese Banking Corporation Limited	193200032W	Director
	Virgin Atlantic Limited	-	Director
	Virgin Travel Group Limited	-	Director
	Virgin Atlantic Airways Limited	-	Director
	Singapore-US Business Council	-	Member
	Board of Governors of the Singapore International Foundation	-	Member
Tan Jiak Ngee Michael	Singapore Airlines Cargo Pte Ltd	200007345C	Director
	Virgin Atlantic Limited	-	Director
	Virgin Travel Group Limited	-	Director
	Virgin Atlantic Airways Limited	-	Director
Chew Choon Seng	Trans-Island Bus Services Ltd	198202292D	Chairman
	TIBS Holdings Ltd	199101735W	Chairman
	Singapore Aircraft Leasing Enterprise Pte Ltd	199307789K	Chairman
	SMRT Corporation Limited	20001855H	Chairman
	Singapore MRT Ltd	198702333K	Chairman
	Singapore LRT Pte Ltd	199704861W	Chairman
	Virgin Atlantic Limited	-	Alternate Director
	Virgin Travel Group Limited	-	Alternate Director
	Virgin Atlantic Airways Limited	-	Alternate Director

ANNEX B

Singapore Airport Terminal Services Limited

Company No: 197201770G

LIST OF DIRECTORSHIPS OF MR BARRY DESKER

Name of Company	Company Registration No.	Date of Appointment	Nature of Interest
1. Singapore Airport Terminal Services Ltd*	1770/1972G	1 August 1999	Director
2. Singapore Technologies Marine Ltd* (subsidiary of Singapore Technologies Engineering Ltd, a public listed company)	196800180M	10 June 2000 15 December 1999	Chairman Director
3. SembCorp Logistics Ltd*	197100166M	20 April 2000	Director
4. Jurong Port Pte Ltd	2000 07468N	1 January 2001	Chairman
5. Singapore International Foundation	1991 03796W	1 April 2001	Chairman
6. Cordell Hull Institute (Washington, D.C.)	-	1 February 2002	Director
7. Singapore Business Federation	ROS 138/2002 TAP	1 April 2002	Vice-Chairman

*Public listed companies

ANNEX C

Singapore Airport Terminal Services Limited
Company No. 197201770G

List of Directorships of Richard Charles Helfer

	Name of Company	Registration No.	Place of Incorporation	Date of Appointment	Nature of Interest
	RAFFLES HOLDINGS GROUP OF COMPANIES				
	Australia				
1	Hotels & Resorts (Australasia) Pty Limited	ACN 078 351 461	Australia	16 May 1997	Chairman & Director
2	Raffles International (Australasia) Pty Ltd	ACN 084 484 168	Australia	08 Oct 1998	Chairman & Director
3	Tower Apartments Pty Ltd	ACN 078 702 988	Australia	24 Jul 1997	Director
	China				
1	Huaxia Swissotel Management Co., Ltd	000656	China	22 Apr 2002	Deputy Vice Chairman & Director
	Germany				
1	Hotel "Vier Jahreszeiten" von Friedrich Haerlin GmbH	HRB 45575	Germany	31 Jul 1997	Executive Officer & Director
2	Vier Jahreszeiten Grundstücksgesellschaft GmbH	HRB 64338	Germany	30 Jul 1997	Geschäftsführer
	Kingdom of Cambodia				
1	Raffles Grand Hotel Pte Ltd	013/95E	Kingdom of Cambodia	12 Apr 1995	Director
2	Raffles Royal Hotel Pte Ltd	001/94E	Kingdom of Cambodia	25 Oct 1994	Director
	Singapore				
1	MCH Services (Sydney) Pte Ltd *(formerly known as MCH Trustee (Sydney) Pte Ltd)*	199702615R	Singapore	15 May 1997	Chairman & Director
5	Raffles Hotel (1886) Ltd	04129/1988-K	Singapore	28 Apr 2000	Chairman & Director
7	Raffles Holdings Limited	199506093G	Singapore	19 Sep 1995	Director
8	RHL E-Ventures Pte Ltd	200005000Z	Singapore	14 Jun 2000	Chairman & Director
9	RC Hotels (Pte) Ltd	198904859N	Singapore	11 Dec 1989 14 Feb 2000	Chairman & Director
10	Raffles International Limited	198903239E	Singapore	17 Nov 1989 15 Jun 1996	Director & CEO Chairman
11	Merchant Quay Private Limited	199400145W	Singapore	17 Jan 1994 04 Jan 1999	Chairman & Director
12	Tincel Properties Pte Ltd	197901033M	Singapore	13 Apr 1989 13 Jun 2001	Deputy Chairman & Director

ANNEX C

Singapore Airport Terminal Services Limited
Company No. 197201770G

	Name of Company	Registration No.	Place of Incorporation	Date of Appointment	Nature of Interest
	Switzerland				
1	Sodereal Holding SA		Switzerland	26 Jun 2001	Chairman & Director
2	Societe Montreux-Palace SA		Switzerland	21 Jun 2001	Chairman & Director
3	Le Plaza Bazel AG		Switzerland	27 Jun 2001	Chairman & Director
4	Swissotel Management AG		Switzerland	12 Sep 2001	Chairman & Director
5	Swissotel Holdings AG		Switzerland	15 Sep 2001	Chairman & Director
6	Hotel International AG		Switzerland	25 Jan 2002	Chairman & Director
	Thailand				
1	Raffles International Hotels & Resorts (Thailand) Co Ltd	(2)645/2537	Thailand	03 Jun 1999	Director
	United Kingdom				
1	Browns Hotel Ltd	3197645	United Kingdom	04 Jul 1997	Chairman & Director
2	Hotels & Resorts (UK) Ltd	3366059	United Kingdom	04 Jun 1997	Chairman & Director
	USA				
1	Burton Way Hotel Inc.		USA	27 Sep 2000 4 Oct 2000	Director President
	OTHERS				
	I) **Statutory Board**				
1	Nanyang Technology University	-	-	01 Nov 1996	Board Member
2	Ministry of Tourism, Cambodia	-	-	01 Jun 1999	Senior Advisor to Minister of Tourism
3	Ministry of Manpower (National Advisory Council On Skills Recognition)		Singapore	23 Aug 2000	Deputy Chairman
4	Preservation of Monuments Board	-	-	01 Dec 1994	Board Member
5	Institute of Productivity Studies	-	-	01 Jul 1992	Chairman of Advisory Council
6	Singapore Trade Development Board (Franchise and Brand Advisory Committee)	-	Singapore	28 Jan 2000	Member
7	National Book Development Council of Singapore (NBDCS) Board of Advisors		Singapore	17 Aug 2000	Member
8	Government Parliamentary Committee (Finance, Trade & Industry) Resource Panel		Singapore	01 Apr 2002	Member

ANNEX C

Singapore Airport Terminal Services Limited
Company No. 197201770G

	Name of Company	Registration No.	Place of Incorporation	Date of Appointment	Nature of Interest
	II) **Private Limited Companies**				
1	Promeet Singapore Pte Ltd	199101311K	Singapore	01 Jun 1992	Director
2	Hotel Reservations (S) Pte Ltd	774/1971	Singapore	01 Sep 1994	Director
3	SHATEC Pte Ltd.	1550/83C	Singapore	01 Sep 1994	Director
4	PT. Tropical Amethyst ("PTTA")		Indonesia	22 Dec 2000	Director
5	Galle Face Hotel - 1994 (Private) Limited	NC (PVS) 12853	Sri Lanka	06 Jun 1994	Deputy Chairman & Director
6	Little India Arcade Pte Ltd	199300221Z	Singapore	07 Aug 2001	Director
7	Japan-Turkey Urban Development Investment Co Ltd		Japan	05 Nov 2001	Director
8	PSB Coporation Pte Ltd		Singapore	01 Apr 2001	Director
	III) **Public Listed Companies**				
1	Singapore Airport Terminal Services Limited	197201770G	Singapore	01 Mar 2000	Director
2	Raffles Holdings Limited	199506093G	Singapore	19 Sep 1995	Exec Director/ President & CEO
3	Societe Montreux-Palace SA		Switzerland	21 Jun 2001	Chairman & Director
	IV) **Public Companies**				
1	Sculpture Square Limited	199604522K	Singapore	26 Mar 1998	Director
2	Raffles Marina Ltd - General Committee		Singapore	29 Nov 1991	Treasurer
	V) **Assocations & Organizations**				
1	Singapore Hotel Association	-	-	05 Feb 1990 22 Mar 2001 - 2003	Board Member 1st Vice President
2	World Presidents' Organization		USA	01 Jan 2001	Member
3	Chief Executives Organization, Inc		USA	15 Sep 2000	Member
4	World Travel & Tourism Council		United Kingdom	1-Apr-02	Member

ANNEX D

Singapore Airport Terminal Services Limited
Company No. 197201770G

HONG HAI

DIRECTORSHIPS

Name of Public Listed Companies		Company No.	Date Appointed
1.	Asia Food and Properties Ltd	199400619R	02-11-2001
2.	Golden Agri-Resources Ltd	17099/2833	02-11-2001
3.	Haw Par Corporation Limited	196900437M	17-07-1989
4.	Haw Par Healthcare Limited	198801793M	12-02-1990
5.	IDT Holdings (Singapore) Limited	199600219E	28-12-1996
6.	Singapore Airport Terminal Services Limited	197201770G	01-03-2000
7.	Poh Tiong Choon Logistics Limited	196900049H	26-06-2000

Name of Non-Listed Companies

1. Haw Par Corporation Group

(a) **Singapore**

(1)	Drug Houses of Australia (Asia) Pte Ltd	196900625G	12-02-1990
(3)	Haw Par Leisure Pte Ltd	198701954W	15-11-1990
(4)	Underwater World International Pte Ltd (Chairman)	199304662E	12-06-1995
(5)	Underwater World Singapore Pte Ltd (Chairman)	198703887G	19-06-1995
(6)	UIC Technologies Pte Ltd – associated company	199501001H	20-10-2000

(b) **Malaysia**

Tiger Balm (M) Sdn Bhd	202226-T	23-08-1990

(c) **Hong Kong**

(1)	Haw Par Brothers International (HK) Ltd	01813260-000-12-91-6	12-02-1990
(2)	Haw Par Hong Kong Ltd	03570321-000-06-91-6	12-02-1990

(d) **India**

Haw Par Elder (India) Private Limited	11-91579	22-07-1998

(e) **Indonesia**

PT. Haw Par Healthcare Indonesia (Commissioner)	-	02-01-1998

(f) **Japan**

Tiger Balm Kabushiki Kaisha (Chairman)	069171	08-05-2000

(g) **Taiwan**

Tiger Medicals (Taiwan) Limited	86383836	18-03-1992

(h) **People's Republic of China**

Xiamen Tiger Medicals Co Ltd (Chairman)	02398	08-06-1994

Other Companies

1.	UOB Venture Investments Ltd	199200319E	24-03-1992
2.	Singapore Chinese Chamber of Commerce & Industry (Council Member)	-	16-12-1996
3.	Traditional Chinese Medicine Practitioners Board (Member)		07-03-2001

ANNEX E

Singapore Airport Terminal Services Limited
Company No. 197201770G

LIST OF DIRECTORSHIPS OF MR NG KEE CHOE

	Name of Company	Company Reg No	Date of Appointment	Nature of Interest
1	The Development Bank of Singapore Ltd	306/1968-E	4.2.94	Director
* 2	Singapore Airport Terminal Services Limited	1770/1972G	1.3.00	Director
3	Singapore Power Limited	199406577N	1.9.00 - Director 15.9.00 - Chairman	Chairman
4	Singapore International Foundation	1991/03796W	1.8.91	Governor
* 5	Wing Lung Bank Ltd	4610	12.6.98	Director
6	The Institute of Banking & Finance	2045/1974	3.9.81 - Director 27.3.90 – Vice Chairman	Vice Chairman

* Public listed company

ANNEX F

Singapore Airport Terminal Services Limited
Company No. 197201770G

List of Directorships of Mr Jimmy Phoon Siew Heng

S/N	Company Name	Nature of Interest	Date of Appointment	Registration Number
1	ENV Corporation (Pte) Ltd	Director	29 Dec 00	199005540H
2	PWD Corporation Pte Ltd	Director	01 Jan 01	199806366R
3	Finlayson Alpha *	Director	01 Jan 01	199900665N
4	Finlayson Global Corporation Limited *	Director	01 Jan 01	199900559K
5	Finlayson One Pte Ltd	Director	01 Jan 01	199900666E
6	Fullerton Global Corporation Limited *	Director	01 Jan 01	199801397D
7	Fullerton Management Pte Ltd	Director	01 Jan 01	199408109C
8	MSD Consultants Pte Ltd	Director	01 Jan 01	199002614Z
9	PowerGrid Limited *	Director	01 May 01	199504469Z
10	SMRT Corporation Ltd *	Director	02 May 01	200001855H
11	Media Corporation of Singapore Pte Ltd	Director	18 Jun 02	199201312E
12	International Development and Consultancy Corporation (Pte) Ltd	Director	1 Aug 01	197201705M
13	Urban Management Company (1987) Pte Ltd	Director	03 Aug 01	197400175E
14	Singapore Power Limited *	Alternate Director	01 Nov 01	199406577N
15	TIBS Holdings Ltd*	Director	12 Dec 01	199101735W
16	Trans-Island Bus Services Ltd*	Director	22 Dec 01	198202292D
17	Singapore Power International Pte Ltd	Director	15 Jan 02	199408833R
18	Singapore Airport Terminal Services Limited*	Director	21 May 02	197201770G
19	SIA Engineering Company Limited*	Director	21 May 02	198201025C

* *Public company*

THE COMPANIES ACT.
(CHAPTER 50).
Section 198

FORM
56
Folio No

CERTIFICATE FOR INCLUSION IN PUBLIC COMPANY'S ANNUAL RETURN THAT DOES NOT INCLUDE LIST OF MEMBERS

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

I, Yip Wai Ping Annabelle,

of 7 Upper Bukit Timah View #06-02, Singapore 588135

*NRIC/~~Passport~~ No: S1673157/I, secretary of the abovenamed company hereby certify for the purposes of section 198 (1) of the Companies Act that —

(a) the abovenamed company has more than 500 members; and

(b) the abovenamed company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred,

and accordingly that section applies to the abovenamed company.

Dated this .... day of 19 JUL 2002

Signature: [signature]

Name of Secretary: Yip Wai Ping Annabelle

* Delete where inapplicable

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name: Yip Wai Ping Annabelle	Date of Registration:
Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659	Receipt No:
A/c No: Tel No: 65418060 Fax No: 65460455	Checked By:

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

Name of person lodging this form: Yip Wai Ping Annabelle

*NRIC/~~Passport~~ No: S1673157/I

Address: 7 Upper Bukit Timah View #06-02
Bukit Regency
Singapore 588135

Designation: Company Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)

(2) Date of document: 5 June 2002

(3) The text of the document is as follows: See Annexure A
*(The document is annexed hereto)

2 This lodgment was completed and signed by me on: 11 JUN 2002

Signature of person making lodgment

Signature of Witness

RONNIE QUEK

*Advocate & Solicitor/~~Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company~~

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Yip Wai Ping Annabelle	Date of Registration:
Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659	Receipt No:
Tel No: 65418060	
A/c No: Fax No: 65460455	Checked By:

Annexure A to Form 94

Name of Company : Singapore Airport Terminal Services Limited

Company No. : 197201770G

NOTICE IS HEREBY GIVEN that, subject to approval being obtained at the 29th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 26 July 2002, the Transfer Books and Register of Members of the Company will be closed on 16 and 17 July 2002 for the preparation of dividend warrants.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 15 July 2002 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 15 July 2002 will be entitled to the proposed final dividend.

Dated: 5 June 2002

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Filing with Monetary Authority Of Singapore

Date of Filing	Form
19 August 2002	Form 3 -- Report To Authority Of Intention To Issue Shares, Debentures Or Units Of Shares Or Debentures Under Section 280(1) Of The Act Pursuant To An Exemption Under Subdivision (4) Of Division 1 Of Part XIII Of The Act
	SATS Supplemental Information Memorandum

SECURITIES AND FUTURES ACT 2001

(ACT 42 OF 2001)

SECURITIES AND FUTURES (OFFERS OF INVESTMENTS) (SHARES AND DEBENTURES) REGULATIONS 2002

REPORT TO AUTHORITY OF INTENTION TO ISSUE SHARES, DEBENTURES OR UNITS OF SHARES OR DEBENTURES UNDER SECTION 280(1) OF THE ACT PURSUANT TO AN EXEMPTION UNDER SUBDIVISION (4) OF DIVISION 1 OF PART XIII OF THE ACT

FORM

3

Name of Corporation: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Company Registration No. (if incorporated in Singapore): 197201770G

Country of Incorporation: Singapore

Address: 20 Airport Boulevard SATS Inflight Catering Centre 1 Singapore 819659

To: The Monetary Authority of Singapore

We, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (the "**Issuer**") hereby make the following report of our intention to issue shares or debentures, or units of shares or debentures, pursuant to an offer or invitation in respect of such shares or debentures, or units of shares or debentures, and confirm that the information contained herein are true and correct:

(1) The amount or number of share(s)/debenture(s) or unit(s) thereof to which the offer or invitation relates:
Please see Form 3 Continuation Sheet – Appendix I.

(2) The designation(s) of share(s)/debenture(s) or units thereof to which the offer or invitation relates:
Please see Form 3 Continuation Sheet – Appendix II.

(3) The section under Subdivision (4) of Division 1 of Part XIII of the Act relied upon for the exemption is: Sections 274 and 275.

(4) The proposed date(s) of the offer or invitation is/are: From time to time commencing on or after July 2002 and ending on 26 March 2011 or such earlier date being the date of termination of the Programme.

(5) The person acting as agent (if any) in the proposed offer or invitation is: (include full name, address, nationality and NRIC/PP/Regn. No.):
Please see Form 3 Continuation Sheet – Appendix III.

Dated this ______ day of ______________.

Signature: ____________________

Name of Issuer: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

or duly authorised representative of Issuer: TAN JIAK NGEE MICHAEL

Designation of duly authorised representative of Issuer: Director

Lodged with the Authority by
Name: Allen & Gledhill
Address: 36 Robinson Road #18-01 City House Singapore 068877
NRIC: N.A.
Tel No.: 6225 1611
Fax No.: 6223 3787

FORM 3 CONTINUATION SHEET

Name of Corporation: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Company Registration No.: 197201770G

Appendix I

Notes having an aggregate principal amount not exceeding S$500,000,000 (or its equivalent in other currencies), issued from time to time pursuant to the S$500,000,000 Medium Term Note Programme (the "**Programme**") of the Issuer.

Appendix II

Notes to be issued from time to time pursuant to the Programme will be issued in series or tranches provided that the aggregate principal amount of Notes outstanding at any time shall not exceed S$500,000,000 (or its equivalent in other currencies). The Notes will be issued in bearer form in the denomination of (in the case of Notes denominated in Singapore dollars) S$250,000 or such other denomination as may be agreed between the Issuer and the dealers for such Notes. Subject to compliance with all relevant laws, regulations and directives, the Notes may be issued in any currency, may have maturities of not less than one month nor more than 10 years (or such other tenor as may be agreed between the Issuer and the dealer(s) for such Notes) and may be fixed rate notes, floating rate notes, variable rate notes or hybrid notes.

Appendix III

Citicorp Investment Bank (Singapore) Limited
3 Temasek Avenue
#17-00 Centennial Tower
Singapore 039190

Registration No.: 197200204M

The Development Bank of Singapore Ltd
6 Shenton Way
DBS Building
Singapore 068809

Registration No.: 196800306E

and such other licensed dealer(s) or exempt dealer(s) as may be appointed for the purpose of the offer of the Notes.

FOR OFFICIAL USE ONLY
Received on:
Cheque No.:
Remarks:

SUPPLEMENTAL INFORMATION MEMORANDUM DATED 15 AUG 2002
Being Supplemental to the Information Memorandum dated 26th March 2001

TAN JIAK NGEE MICHAEL
Director

SATS

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore on 15th December, 1972)

S$500,000,000
Medium Term Note Programme
(the "MTN Programme")

This Supplemental Information Memorandum has not been and will not be registered as a Prospectus with the Monetary Authority of Singapore and the notes ("Notes") to be issued from time to time by Singapore Airport Terminal Services Limited (the "Issuer") pursuant to the MTN Programme will be offered by the Issuer pursuant to exemptions invoked under Section 274 and/or Section 275 of the Securities and Futures Act 2001, No. 42 of 2001 (the "SFA"). Accordingly, (1) in relation to Notes which are not listed or quoted on the Singapore Exchange Securities Trading Limited (the "SGX-ST") or a recognised securities exchange within the meaning of the SFA, such Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the SFA, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA and (2) in relation to Notes which are listed or quoted on the SGX-ST or a recognised securities exchange (the "Listed Notes"), until the date falling six months from the date of issue of the relevant Listed Notes (the "Expiry Date"), such Listed Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Listed Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the SFA, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. After the Expiry Date, such Listed Notes may be offered or sold or be made the subject of an invitation for subscription or purchase to the public or any member of the public in Singapore provided that they continue to be listed or quoted on the SGX-ST or such recognised securities exchange.

This Supplemental Information Memorandum is a supplement to, and is to be read together with the Information Memorandum dated 26th March 2001 (the "Information Memorandum"), which expression shall include the Information Memorandum as amended, modified and supplemented from time to time).

Application has been made to the SGX-ST for permission to deal in and for quotation of any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission is granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the Issuer, its subsidiaries, its associated companies or such Notes.

Arrangers

citibank
A member of citigroup
CITICORP INVESTMENT BANK (SINGAPORE) LIMITED

DBS BANK
THE DEVELOPMENT BANK OF SINGAPORE LTD

TABLE OF CONTENTS

ANNEXURE I

SUPPLEMENTAL INFORMATION MEMORANDUM DATED [●]
Being Supplemental to the Information Memorandum dated 26th March 2001

WP Draft: 23 July 2002

SATS

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore on 15th December, 1972)

S$500,000,000
Medium Term Note Programme
(the "MTN Programme")

This Supplemental Information Memorandum has not been and will not be registered as a Prospectus with the Monetary Authority of Singapore and the notes ("Notes") to be issued from time to time by Singapore Airport Terminal Services Limited (the "Issuer") pursuant to the MTN Programme will be offered by the Issuer pursuant to exemptions invoked under Section 274 and/or Section 275 of the Securities and Futures Act 2001, No. 42 of 2001 (the "SFA"). Accordingly, (1) in relation to Notes which are not listed or quoted on the Singapore Exchange Securities Trading Limited (the "SGX-ST") or a recognised securities exchange within the meaning of the SFA, such Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the SFA, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA and (2) in relation to Notes which are listed or quoted on the SGX-ST or a recognised securities exchange (the "Listed Notes"), until the date falling six months from the date of issue of the relevant Listed Notes (the "Expiry Date"), such Listed Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Listed Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the SFA, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. After the Expiry Date, such Listed Notes may be offered or sold or be made the subject of an invitation for subscription or purchase to the public or any member of the public in Singapore provided that they continue to be listed or quoted on the SGX-ST or such recognised securities exchange.

This Supplemental Information Memorandum is a supplement to, and is to be read together with the Information Memorandum dated 26th March 2001 (the "Information Memorandum"), which expression shall include the Information Memorandum as amended, modified and supplemented from time to time).

Application has been made to the SGX-ST for permission to deal in and for quotation of any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission is granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the Issuer, its subsidiaries, its associated companies or such Notes.

Arrangers

citibank
A member of citigroup
CITICORP INVESTMENT BANK (SINGAPORE) LIMITED

DBS BANK
THE DEVELOPMENT BANK OF SINGAPORE LTD

NOTICE

This Supplemental Information Memorandum is a supplement to, and is to be read together with, the Information Memorandum dated 26th March 2001 (the "Information Memorandum") relating to the S$500,000,000 Medium Term Note Programme (the "Programme") of Singapore Airport Terminal Services Limited (the "Issuer").

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated by reference in, and to form part of, this Supplemental Information Memorandum: (1) any annual reports or summary financial statements or audited consolidated accounts or unaudited interim results of the Issuer and its subsidiaries and associated companies and (2) any public announcements made by or on behalf of the Issuer (including announcements made to the SGX-ST for public release and on the Issuer's website). This Supplemental Information Memorandum is to be read in conjunction with (a) all such documents which are incorporated by reference herein and (b) any applicable laws or regulations of any relevant regulatory, administrative or supervisory body and any modification, extension or re-enactment thereof which is or becomes generally known to the public and which may be relevant to any decision to purchase, own or dispose of Notes.

No person has been authorised to give any information or to make any representation other than those contained in this Supplemental Information Memorandum and the Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, either of the Arrangers or any of the Dealers. Save as expressly stated in this Supplemental Information Memorandum, nothing contained herein is, or may be relied upon as, a promise or representation as to the future performance or policies of the Issuer or any of its subsidiaries or associated companies (if any) or Singapore Airlines Limited ("SIA"). Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme may be used for the purpose of, and does not constitute an offer of, or solicitation or invitation by or on behalf of the Issuer, either of the Arrangers or any of the Dealers to subscribe for or purchase, the Notes in any jurisdiction or under any circumstances in which such offer, solicitation or invitation is unlawful or not authorised, or to any person to whom it is unlawful to make such offer, solicitation or invitation. The distribution and publication of this Supplemental Information Memorandum or the Information Memorandum or any such other document or information and the offer of the Notes in certain jurisdictions may be restricted by law. Persons who distribute or publish this Supplemental Information Memorandum or the Information Memorandum or any such other document or information or into whose possession this Supplemental Information Memorandum or the Information Memorandum or any such other document or information comes are required to inform themselves about and to observe any such restrictions and all applicable laws, orders, rules and regulations.

The Notes have not been, and will not be, registered under the Securities Act (as defined in the Information Memorandum) and are subject to US tax law requirements and restrictions. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the United States or to US persons.

Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme shall be deemed to constitute an offer of, or an invitation by or on behalf of the Issuer, either of the Arrangers or any of the Dealers to subscribe for or purchase, any of the Notes.

This Supplemental Information Memorandum is made available to the recipients thereof solely on the basis that they are persons falling within the ambit of Section 274 and/or Section 275 of the SFA and may not be relied upon by any person other than persons to whom the Notes are sold or with whom they are placed by the relevant Dealers as aforesaid or for any other purpose. Recipients of this

Supplemental Information Memorandum shall not reissue, circulate or distribute this Supplemental Information Memorandum or any part thereof in any manner whatsoever.

Neither the delivery of this Supplemental Information Memorandum (or any part thereof) or the issue, offering, purchase or sale of the Notes shall, under any circumstances, constitute a representation, or give rise to any implication, that there has been no change in the prospects, results of operations or general affairs of the Issuer or any of its subsidiaries or associated companies (if any) or SIA or in the information herein since the date hereof or the date on which this Supplemental Information Memorandum has been most recently amended or supplemented.

None of the Issuer, either of the Arrangers, any of the Dealers or any of their respective officers or employees is making any representation or warranty expressed or implied as to the merits of the Notes or the subscription for, purchase or acquisition thereof, the creditworthiness or financial condition or otherwise of the Issuer or its subsidiaries or associated companies (if any) or SIA. Further, neither of the Arrangers nor any of the Dealers gives any representation or warranty as to the Issuer, its subsidiaries or associated companies (if any) or SIA or as to the accuracy, reliability or completeness of the information set out herein (including the legal and regulatory requirements pertaining to Sections 274, 275 and 276 or any other provisions of the SFA) and the documents which are incorporated by reference in, and form part of, this Supplemental Information Memorandum.

Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme or the issue of the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, either of the Arrangers or any of the Dealers that any recipient of this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof) should subscribe for or purchase any of the Notes. A prospective purchaser shall make its own assessment of the foregoing and other relevant matters including the financial condition and affairs and the creditworthiness of the Issuer and its subsidiaries and associated companies (if any) and SIA, and obtain its own independent legal or other advice thereon, and its investment shall be deemed to be based on its own independent investigation of the financial condition and affairs and its appraisal of the creditworthiness of the Issuer. Accordingly, notwithstanding anything herein, none of the Issuer, either of the Arrangers, any of the Dealers or any of their respective officers, employees or agents shall be held responsible for any loss or damage suffered or incurred by the recipients of this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof) as a result of or arising from anything expressly or implicitly contained in or referred to in this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof) and the same shall not constitute a ground for rescission of any purchase or acquisition of any of the Notes by a recipient of this Supplemental Information Memorandum or the Information Memorandum or such other document or information (or such part thereof).

The attention of recipients of this Supplemental Information Memorandum is drawn to the restrictions on the resale of the Notes set out under "Subscription, Purchase and Distribution" on pages 15 and 16 of this Supplemental Information Memorandum.

Any person who is invited to purchase or subscribe for the Notes or to whom this Supplemental Information Memorandum is sent shall not make any offer or sale, directly or indirectly, of any Notes or distribute or cause to be distributed any document or other material in connection therewith in any country or jurisdiction except in such manner and in such circumstances as will result in compliance with all applicable laws and regulations.

It is recommended that persons proposing to subscribe for or purchase any of the Notes consult their own legal and other advisers before purchasing or acquiring the Notes.

Prospective purchasers of Notes are advised to consult their own tax advisers concerning the tax consequences of the acquisition, ownership or disposition of Notes.

DEFINITIONS

The following definitions have, where appropriate, been used in this Supplemental Information Memorandum:-

"*Arrangers*"	:	Citicorp and DBS
"*Citicorp*"	:	Citicorp Investment Bank (Singapore) Limited
"*SFA*" or "*Act*"	:	The Securities and Futures Act 2001, No. 42 of 2001, as amended or modified from time to time
"*DBS*"	:	The Development Bank of Singapore Ltd
"*Dealers*"	:	Persons appointed as dealers under the MTN Programme
"*Directors*"	:	The directors (including alternate directors, if any) of the Issuer as at the date of this Supplemental Information Memorandum
"*Group*"	:	The Issuer and its subsidiaries
"*Issuer*" or "*SATS*"	:	Singapore Airport Terminal Services Limited
"*Issuing and Paying Agent*"	:	Citicorp
"*MTN Programme*"	:	The S$500,000,000 Medium Term Note Programme of the Issuer as described in this Supplemental Information Memorandum
"*Notes*"	:	The notes issued or to be issued by the Issuer under the MTN Programme
"*Programme Agreement*"	:	The Programme Agreement dated 26th March, 2001 made between (1) the Issuer, as issuer, and (2) Citicorp and DBS, as arrangers and dealers, as amended, varied or supplemented from time to time
"*SGX-ST*"	:	Singapore Exchange Securities Trading Limited
"*Shares*"	:	Ordinary shares of S$0.10 each in the capital of the Issuer
"*SIA*"	:	Singapore Airlines Limited
"*SIA Group*"	:	SIA and its subsidiaries
"*Temasek*"	:	Temasek Holdings (Private) Limited
"*United States*" or "*U.S.*"	:	United States of America
"*NTD*"	:	The lawful currency of the Republic of China

"*S$*" or "*$*" and "*cents*"	:	Singapore Dollars and cents respectively
"*US$*"	:	United States Dollars
"*%*"	:	Per cent.

Unless expressly provided or the context otherwise requires, terms defined and expressions construed in the Information Memorandum and which are not defined in this Supplemental Information Memorandum shall have the same meaning as set out in the Information Memorandum.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall, where applicable, include corporations. Any reference to a time of day in this Supplemental Information Memorandum shall be a reference to Singapore time unless otherwise stated. Any reference in this Supplemental Information Memorandum to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or the Companies Act (Cap. 50), or any statutory modification thereof, and used in this Supplemental Information Memorandum shall, where applicable, have the meaning ascribed to it under the Act or the Companies Act (Cap. 50), as the case may be.

CORPORATE INFORMATION

Board of Directors	:	Dr Cheong Choong Kong (Chairman) Mr Tan Jiak Ngee, Michael (Deputy Chairman) Mr Chew Choon Seng Mr Barry Desker Mr Richard Charles Helfer Dr Hong Hai Mr Ng Kee Choe Dr Ow Chin Hock Mr Phoon Siew Heng, Jimmy
Company Secretary	:	Ms Yip Wai Ping, Annabelle
Registered Office	:	20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659.
Auditors to the Issuer	:	Ernst & Young Certified Public Accountants 10 Collyer Quay, #21-01, Ocean Building, Singapore 049315.
Arrangers of the MTN Programme	:	Citicorp Investment Bank (Singapore) Limited 3 Temasek Avenue, #17-00, Centennial Tower, Singapore 039190. The Development Bank of Singapore Ltd 6 Shenton Way, #28-01, DBS Building Tower One, Singapore 068809.
Issuing and Paying Agent and Agent Bank	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5, #07-00, Tampines Junction, Singapore 529653.
Trustee for the holders of the Notes	:	DBS Trustee Limited 180 Clemenceau Avenue, #02-02, Haw Par Centre, Singapore 239922.

THE ISSUER

SUPPLEMENTAL INFORMATION

The information set out below supplements, replaces and/or amends (as the case may be) any such corresponding information appearing in the Information Memorandum.

1. PRINCIPAL BUSINESS ACTIVITIES

The services provided by the Issuer are as follows:-

Ground Handling Services

The ground handling services of the Issuer include air freight handling services, passenger services, baggage handling services and apron services. In the financial year ended 31st March, 2002, the ground handling services accounted for 47.6% of the total revenue of the Group, or S$425.8 million representing a rise of $7.8 million (1.9%) from the previous financial year.

Air Freight Handling Services

Handling services are provided by the Issuer at Singapore Changi Airport for the export, import and transhipment of air freight and mail.

The Issuer currently operates six air freight terminals and two express courier centres at Singapore Changi Airport.

Through joint ventures, the Issuer also provides air freight handling services at airports in Ho Chi Minh City, Vietnam; Hong Kong S.A.R. and Beijing, People's Republic of China and Taipei, Republic of China.

For the financial year ended 31st March 2002, at the Issuer's air freight terminals at Singapore Changi Airport, 1.3 million tonnes of air freight were handled, or approximately 86% of the total air freight (by tonnage) which arrived at, departed from and transited through Singapore Changi Airport. As of 31st March 2002, air freight handling services were provided to 41 of the 54 passenger and freighter airlines operating at Singapore Changi Airport.

Passenger Services

The Issuer provides a full range of passenger services to its international airline clients at the two passenger terminals at Singapore Changi Airport, including:-

- the operation of check-in, transfer, boarding gate and airline service counters;
- the operation of SATS Premier Lounges for first class and business class passengers in Passenger Terminals 1 and 2; and
- general assistance to arriving, departing, transferring and transiting passengers and individualized assistance to passengers with special needs.

Through a joint venture, the Issuer also provides passenger services at the international airport in Beijing.

In the financial year ended 31st March 2002, passenger services were provided by the Issuer to 23.7 million airline passengers at Singapore Changi Airport, or approximately 84.5% of the airline passengers using Singapore Changi Airport during that period. As of 31st March 2002, the Issuer provided passenger services to 37 of the 49 passenger airlines operating at Singapore Changi Airport.

Baggage Handling Services

The Issuer provides baggage handling services to its international passenger airline clients at Singapore Changi Airport. These services involve the sorting and loading of baggage checked-in at Singapore and the sorting and transferring of transfer passengers' baggage, in preparation for loading onto departing flights and the unloading and segregating of baggage of arriving flights. Through joint ventures, the Issuer also provides baggage handling services at the international airports in Beijing and Taipei.

In the financial year ended 31st March 2002, it was estimated that the Issuer handled more than 23.7 million pieces of baggage. In the financial year ended 31st March 2001, this figure was an estimated 24 million pieces. For the financial year ended 31st March 2002, the Issuer handled the baggage of approximately 84.5% of all passengers arriving at, departing from and transiting through Singapore Changi Airport.

Apron Services

The Issuer provides apron services to passenger and freighter airlines operating at Singapore Changi Airport. Through joint ventures, the Issuer also provides apron services at the international airports in Beijing and Taipei. These apron services include the operation of ground support equipment for embarking and disembarking aircraft passengers and crew and the loading and unloading of mail, baggage and cargo to and from passenger and freighter aircraft.

For the financial year ended 31st March 2002, the Issuer provided apron services to approximately 76% of all of the passenger and freighter aircraft flights arriving at, departing from and transiting through Singapore Changi Airport.

Inflight Catering Services

The Issuer is the leading inflight catering company for airlines operating at Singapore Changi Airport. Through joint ventures, the Issuer also provides inflight catering services at the international airports in Taipei, Republic of China; Beijing and Macau S.A.R., People's Republic of China; Chennai, Hyderabad, Mumbai, Delhi, Kolkata and Bangalore, India; Manila, Philippines; and Male, Maldives.

In Singapore, the Issuer operates two inflight catering centres with a combined meal production capacity of 75,000 meals per day. For the financial year ended 31st March 2002, these facilities produced on average approximately 59,700 meals a day. In the financial year ended 31st March 2001, this figure was approximately 62,600 inflight meals per day.

As of 31st March 2002, the Issuer provided inflight catering services to 38 of the 49 passenger airlines operating at Singapore Changi Airport. In the financial year ended 31st March 2002, its inflight catering division provided meals to approximately 78% of flights departing from Singapore Changi Airport.

In the financial year ended 31st March 2002, the inflight catering services of the Issuer accounted for 45.4% of the total revenue of the Group, or S$406.3 million. In the financial year ended 31st March 2001, this figure was 46.5%, or S$412.4 million.

Aviation Security Services

The Issuer provides a wide range of aviation security services to its airline clients at Singapore Changi Airport. These security services support its ground handling operations. Its security services accounted for 4.8% of the total revenue of the Group, or S$43.1 million, in the financial year ended 31st March 2002 and 4.4% of the total revenue of the Group, or S$38.7 million, in the financial year ended 31st March 2001.

Laundry Services

The Issuer provides laundry services for airlines operating at Singapore Changi Airport, including the washing, dry-cleaning, ironing, folding and delivery of blankets and linen, such as napkins, tablecloths and towels. Its laundry services accounted for 1.1% of the total revenue of the Group, or S$9.6 million, in the financial year ended 31st March 2002 and 1.1% of the total revenue of the Group, or S$9.8 million, in the financial year ended 31st March, 2001.

Airport Cargo Delivery and Management Services

A subsidiary of the Issuer provides air cargo delivery services at Changi Free Trade Zone area. It also manages and optimises truckload and routing requirements, as well as provides information and administrative management for improved efficiency in cargo handling and clearance. The revenue from air cargo delivery management services was minimal for the financial year ended 31st March 2002 as it only started operations in January 2002.

2. MAJOR CUSTOMERS AND SUPPLIERS

Major customers

As of 31st March 2002, the Issuer provided:-

- air freight handling services to 41 of the 54 passenger and freighter airlines operating at Singapore Changi Airport;
- apron services to 41 of these passenger and freighter airlines;
- passenger services to 37 of the 49 passenger airlines operating at Singapore Changi Airport;
- baggage handling services to 39 of these passenger airlines; and
- inflight catering services to 38 of these passenger airlines.

The Issuer's main client for each of its ground handling and inflight catering services is the SIA Group. The Group's revenue received from the SIA Group represented 58.5% of its total revenue in the financial year ended 31st March 2002.

The following table sets forth the Group's clients which accounted for 5% or more of the total revenue of the Group for the financial year period ended 31st March, 2002:-

The Group's Major Clients

	Financial Year Ended 31st March, 2002 (in millions, except for percentages)	
SIA Group	S$523.8	58.5%
Qantas Airways	S$69.3	7.7%

A significant number of airlines became the Group's clients as a result of these airlines providing ground handling and inflight catering services to SIA at other international airports through reciprocal agreements.

Suppliers

During the financial year ended 31st March 2001 and the financial year ended 31st March 2002, SATS did not have any supplier with aggregate transactions which accounted for above 5% in value of the total raw material purchases.

3. RECENT DEVELOPMENTS

Save as previously publicly disclosed and disclosed in this Supplemental Information Memorandum, there have been no other major events (which are not in its ordinary course of business) since the date of the Information Memorandum.

A summary of the recent public announcements disclosing material developments since the date of the Information Memorandum is summarised below.

14th May 2001	The Issuer increased its stake in its Taipei ground handling joint venture Evergreen Airline Services Corporation ("EGAS") from 19.21% to 20% by acquiring 1,240,500 shares in EGAS from Evergreen International Corporation for a total consideration of NTD22.7 million.
23rd May 2001	The Issuer signed a sale and purchase agreement to acquire a 20% stake in Evergreen AirCargo Services Corporation ("EGAC"), a company incorporated in Taiwan, the Republic of China, from its holding company, SIA. The sale and purchase was subsequently completed. The acquisition comprised of 16,000,000 shares of par value NTD10 each, for a total cash consideration of S$8.79 million, based on fair market valuation.

13th August 2001	The Issuer increased its shareholding in its associated company EGAC, as follows:- (i) EGAC increased its issued and paid up share capital from NTD800 million divided into 80,000,000 shares of par value NTD10 to NTD1,200 million divided into 120,000,000 shares of par value NTD10; and (ii) of the 40,000,000 new shares issued by EGAC, which were offered to existing shareholders and employees of EGAC for subscription, the Issuer has subscribed for 8,000,000 shares,—thereby maintaining its percentage shareholding in EGAC at 20%.
18th September 2001	The S$270 million Airfreight Terminal 6, being the latest airfreight terminal operated by the Issuer, commenced full operations at Singapore Changi Airport
25th September 2001	The Issuer signed Business Transfer and Shareholders Agreements with the Indian Hotels Company Limited ("IHCL"), a subsidiary of the TATA group of companies, to form a joint venture company to acquire the airline catering services of the Taj Group (comprising IHCL and its affiliates) at major airports in India. SATS and IHCL hold 49% and 51%, respectively, in the newly incorporated joint venture company in India, called "TAJ SATS Air Catering" ("TSAC").
5th October 2001	The Issuer signed a joint venture agreement with YCH Group Pte Ltd ("YCH") to offer air cargo delivery services. The Issuer has a 70% stake in the joint venture while YCH has the remaining 30% stake.
5th December 2001	The S$30 million SATS Express Courier Centre 2 ("ECC2") was officially opened. The ECC2 is the Issuer's first facility purpose-built for a client, DHL Worldwide Express
28th May 2002	TSAC received a letter from the Ministry of Commerce & Industry, Government of India confirming that TSAC's application for approval of the investment by the Issuer in it for a stake of 49% has been approved. The approval relates to the Issuer's subscription for 24.5 lakh shares of Rs10 each in TSAC as well as its subscription for the 73.5 lakh shares of Rs10 each in TSAC previously allotted to the Issuer.

4. FINANCIAL REVIEW FOR THE PAST TWO YEARS ENDED 31ST MARCH (2001 AND 2002)

The following is a summary of the audited consolidated financial results of the Group for the financial years ended 31st March 2001 and 31st March 2002:-

Summary of Balance Sheets

(S$'000)	As at 31st March 2002	As at 31st March 2001
Authorised share capital		
2,000,000,000 ordinary shares of $0.10 each	200,000	200,000
Capital and reserves		
Issued share capital		
1,000,000,000 ordinary shares of $0.10 each	100,000	100,000
Reserves		
Distributable	829,435	660,632
Non-distributable	822	626
	830,257	661,258
	930,257	761,258
Minority interests	470	-
Deferred taxation	113,298	102,335
Notes payable	200,000	200,000
Loan from immediate holding company	48,016	47,398
Term loan	1,483	2,102
Hire purchase creditors	9	193
	1,293,533	1,113,286
Represented by:-		
Fixed assets		
Leasehold land and buildings	617,224	440,642
Progress payments	8,831	247,584
Others	231,391	145,382
	857,446	833,608
Long-term investments	7,886	10,582
Associated companies	122,195	77,336
Goodwill	8,156	-
Loans to third party	48,016	47,398
Current Assets	444,182	360,296
Current Liabilities	(194,348)	(215,934)
Net current assets	249,834	144,362
	1,293,533	1,113,286

Summary of Profit and Loss Accounts

(S$'000)	Financial Year Ended 31st March 2002	2001
Revenue	895,279	887,156
Expenditure	(628,563)	(692,556)
Operating profit	266,716	194,600
Other income/ (expense):-		
Interest income	3,996	2,903
Financing charges	(5,938)	(4,714)
Dividend from long-term investment	615	418
Share of results of associated companies	22,486	17,732
Amortisation of goodwill	(429)	-
Profit before taxation	287,446	210,939
Taxation	(74,659)	(40,313)
Profit after taxation	212,787	170,626
Minority interests	70	-
Profit attributable to shareholders	212,857	170,626
Basic earnings per share (cents)	21.3	17.1
Diluted earnings per share (cents)	21.3	17.1

Financial year ended 31st March 2001 to financial year ended 31st March 2002

The Group's revenue rose 0.9% to $895.3 million. Inflight catering revenue contributed $406.3 million, down -1.5% due to a 4.7% reduction in the number of meals uplifted. Ground handling revenue increased 1.9% to $425.8 million and revenue from services other than inflight catering and ground handling went up 11.3%, mainly from aviation security services rendered, to $63.2 million.

The Group's expenditure decreased 9.2% to $628.6 million mainly due to reduction in staff costs. Staff costs decreased 20.2% mainly because of (i) no profit sharing bonus provision having been made for the financial year ended 31st March 2002 compared to 4.54 months of salary amounting to $75.8 million provided in the financial year ended 31st March 2001, (ii) a reduction in overtime and meal allowances as a result of cost control, and (iii) a wage cut from November 2001. Cost of raw materials decreased 4.8% to $67.5 million as a result of lower number of meals produced. Depreciation charges went up by 42.0% to $56.8 million mainly because of the sixth airfreight terminal which commenced operations end April 2001. Company accommodation and utilities increased 4.6% to $54.1 million mainly from costs associated with the opening of the sixth airfreight terminal. The Group's other costs rose 4.8% to $61.5 million mainly because of higher insurance costs.

The Group's profit before tax increased by 36.3% to $287.5 million mainly because of lower staff costs in the financial year ended 31st March 2002.

Financial year ended 31st March 2000 to financial year ended 31st March 2001

The Group's revenue rose 12.3% to S$887.2 million in the financial year ended 31st March 2001 from $790.2 million in the financial year ended 31st March 2000. Inflight catering revenue contributed S$412.4 million, up 11.0% owing to a 9.5% increase in the number of meals uplifted. Ground handling revenue was 14.3% higher at S$418.0 million because of more flights and cargo tonnage handled. Revenue from other services amounted to S$56.8 million, an increase of 7.4%.

The Group's expenditure rose 13.8% to S$692.6 million in the financial year ended 31st March 2001. The increase was primarily due to a 12.8% increase in staff costs attributable mainly to (i) a 5% service increment (ii) a higher profit sharing bonus (iii) a restoration in the employer's CPF contribution from 10% to 12% in January 2000 and to 16% in January 2001 (iv) higher contract labour cost of S$4 million, (v) a provision for wage adjustment for the renewal of Collective Agreement and (vi) a 2.5% increase in average staff strength. Cost of raw materials increased 13.4% to S$70.9 million as a result of a higher volume of meals produced. Licensing fees were 12.9% higher at S$64.7 million in tandem with the higher revenue earned. Depreciation charges went up by 3.9% to $40.0 million mainly due to the new Inflight Catering Centre which commenced operations in July 2000 which was offset by a S$5 million reduction in the depreciation charges as a result of a change in the useful lives of some of the assets. Company accommodation and utilities increased 25.2% to $51.7 million mainly from costs associated with the opening of a new inflight catering centre in July 2000, and in part to higher utilities' rate. The Group's other costs rose 20.3% to $58.7 million mainly because of staff privilege travel entitlement and IT expenses.

The Group's profit before tax increased 5.7% to S$210.9 million mainly due to higher revenue.

SUBSCRIPTION, PURCHASE AND DISTRIBUTION

The Programme Agreement provides for Notes to be offered from time to time through one or more Dealers. The price at which a Series or Tranche will be issued will be determined prior to its issue between the Issuer and the Relevant Dealer(s). The obligations of the Dealers under the Programme Agreement will be subject to certain conditions set out in the Programme Agreement. Each Dealer (acting as principal) will subscribe for or procure subscribers for Notes from the Issuer pursuant to the Programme Agreement.

The Notes have not been and will not be registered under the Securities Act. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the U.S. or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the same meaning as set out in Regulation S issued pursuant to the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Neither this Supplemental Information Memorandum nor the Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme may be used in connection with an offer or solicitation by any person in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. The distribution and publication of this Supplemental Information Memorandum, the Information Memorandum or any such other document or information (or any part thereof) and the offer of the Notes in certain jurisdictions may be restricted by law. Persons who distribute or publish this Supplemental Information Memorandum, the Information Memorandum or any such other document or information or into whose possession this Supplemental Information Memorandum, the Information Memorandum or any such other document or information comes are required to inform themselves about and to observe any such restrictions and all applicable laws, orders, rules and regulations.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of this Supplemental Information Memorandum, the Information Memorandum or any other document or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will comply with all applicable securities laws, regulations and directives in each jurisdiction in which it subscribes for, purchases, offers, sells or delivers Notes or any interest therein or rights in respect thereof or has in its possession or distributes, this Supplemental Information Memorandum, the Information Memorandum or any other document or any Pricing Supplement. No Dealer will directly or indirectly offer, sell or deliver Notes or any interest therein or rights in respect thereof or distribute or publish any prospectus, circular, advertisement or other offering material (including, without limitation, this Supplemental Information Memorandum or the Information Memorandum) in any country or jurisdiction except under circumstances that will result in compliance with any applicable securities laws and regulations, and all offers, sales and deliveries of Notes or any interest therein or rights in respect thereof by it will be made on the foregoing terms. In connection with the offer, sale or delivery by any Dealer of any Notes or any interest therein or rights in respect thereof, the Issuer shall not have responsibility for, and each Dealer will obtain, any consent, approval or permission required in, and each Dealer will comply with the laws and regulations in force in, any jurisdiction to which it is subject to from which it may make any such offer or sale.

This Supplemental Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore but has been lodged as an information memorandum with the Monetary Authority of Singapore and the Notes are offered by the Issuer pursuant to exemptions invoked under Section 274 and/or Section 275 of the SFA. Accordingly, (1) in relation to Notes which are not listed or quoted on the SGX-ST or a recognised securities exchange within the meaning of the SFA, such Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, be circulated or distributed, whether directly or indirectly, to the public or any member of the public other than (i) to an institutional investor or other person specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA and (2) in relation to Notes which are listed or quoted on the SGX-ST or a recognised securities exchange (the "Listed Notes"), until the date falling six months from the date of issue of the relevant Listed Notes (the "Expiry Date"), such Listed Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Supplemental Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Listed Notes, be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. After the Expiry Date, such Listed Notes may be offered or sold or be made the subject of an invitation for subscription or purchase to the public or any member of the public in Singapore provided that they continue to be listed or quoted on the SGX-ST or such recognised securities exchange.

Any person who may be in doubt as to the restrictions set out in the SFA or the laws, regulations and directives in each jurisdiction in which it subscribes for, purchases, offers, sells or delivers the Notes or any interest therein or rights in respect thereof and the consequences arising from a contravention thereof should consult his own professional advisers and should make his own inquiries as to the laws, regulations and directives in force or applicable in any particular jurisdiction at any relevant time.

GENERAL INFORMATION

INFORMATION ON DIRECTORS

1. On 21st May 2002, Dr Ow Chin Hock and Mr Phoon Siew Heng, Jimmy, were appointed to the board of directors of the Issuer. Save as aforementioned, there has been no other change to the constitution of the board of directors of the Issuer since the date of the Information Memorandum.

2. The interests of the Directors in the Shares of the Issuer as at 3rd July 2002, being the latest practicable date prior to the date of this Supplemental Information Memorandum are as follows:-

Directors	Direct Interest No. of Shares	%	Indirect Interest No. of Shares	%	Total Interest No. of Shares	%
Dr Cheong Choong Kong	56,000	0.0056	3,000	0.0003	59,000	0.0059
Mr Tan Jiak Ngee, Michael	16,000	0.0016	___	___	16,000	0.0016
Mr Chew Choon Seng	10,000	0.0010	___	___	10,000	0.0010
Mr Barry Desker	11,000	0.0011	___	___	11,000	0.0011
Mr Richard Charles Helfer	11,000	0.0011	___	___	11,000	0.0011
Dr Hong Hai	___	___	___	___	___	___
Mr Ng Kee Choe	11,000	0.0011	___	___	11,000	0.0011
Dr Ow Chin Hock	___	___	___	___	___	___
Mr Phoon Siew Heng, Jimmy	___	___	___	___	___	___

The interests of the substantial shareholders of the Issuer in the Shares as at 3rd July 2002, being the latest practicable date prior to the date of this Supplemental Information Memorandum, as notified to the Issuer, are:-

Substantial Shareholders	Direct Interest No. of Shares	%	Indirect Interest No. of Shares	%	Total Interest No. of Shares	%
Singapore Airlines Limited	870,000,000	87.00	-	-	870,000,000	87.00
Temasek Holdings (Private) Limited	-	-	870,010,000	-	870,010,000	87.00

SHARE CAPITAL

3. As at the date of this Supplemental Information Memorandum, there is only one class of ordinary shares in the Issuer. The rights and privileges attached to the Shares are stated in the Articles of Association of the Issuer.

4. As at 3rd July 2002, being the latest practicable date prior to the date of this Supplemental Information Memorandum, the issued share capital and the authorised capital of the Issuer are S$100,000,000 and S$200,000,000 respectively.

5. Save (a) for the Notes issued under Series 001 of the MTN Programme on 26th March 2001 and (b) as disclosed in paragraph 6 below , no shares in, or debentures of, the Issuer have been issued or are proposed to be issued, as fully or partly paid-up, for cash or for a consideration other than cash, since the date of the Information Memorandum.

6. As at 3rd July 2002, being the latest practicable date prior to the date of this Supplemental Information Memorandum and subsequent to 28th February 2001, the Issuer granted the following options to its eligible employees:-

   (1) On 2nd July 2001, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 16,784,200 Shares, out of which options in respect of 15,350,200 Shares were accepted by the employees. The exercise periods of the said options commence on 2nd July 2002 for Senior Executives (as defined under the Plan) and 2nd July 2003 for other employees, and expire on 1st July 2011. The exercise price of the Shares under the said options is $1.54 per Share.

   (2) On 1st July 2002, options were granted under the Plan to eligible employees to subscribe for 17,457,400 ordinary shares of $0.10 each of the Issuer ("Shares"), out of which options in respect of 466,800 Shares have so far been accepted by the employees. The exercise periods of the said options commence on 1st July 2003 for Senior Executives (as defined under the Plan) and 1st July 2004 for other employees, and expire on 30th June 2012. The exercise price of the Shares under the said options is $1.90 per Share.

   (3) As at 3rd July 2002, options to subscribe for a total of 47,195,200 Shares are outstanding under the Plan.

   (4) None of the options granted on 28th March 2000, 3rd July 2000, 2nd July 2001 or 1st July 2002 have been exercised to date.

7. Save as disclosed in paragraph 6 above, no person has been, or is entitled to be, given an option to subscribe for any shares in, or debentures of, the Issuer.

BORROWINGS

8. Save as disclosed in Appendix II below, the Group had as at 31st March 2002, no other borrowings or indebtedness in the nature of borrowings including bank overdrafts and liabilities under acceptances (other than normal trading bills) or acceptance credits, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

CHANGES IN ACCOUNTING POLICIES

9. The Company and the Group complied with the revised/new Statements of Accounting Standards ("SAS") which were effective from 1st April 2001 and modified certain accounting policies. The effects of these changes on the financial statements were :

SAS 10 (2000) Events Occurring after the Balance Sheet Date

Under SAS 10 (2000), dividends proposed or declared after the balance sheet date are no longer recognised as a liability as at the balance sheet date.

SAS 12 (revised 2001) Income taxes

Under SAS 12 (revised 2001), a deferred tax liability is now recognised for all taxable temporary differences. Previously deferred tax liability was recognised on account of differences only to the extent that a tax liability was expected to materialise in the foreseeable future.

SAS 22 (revised 2000) Business Combination

Under SAS 22 (revised 2000), goodwill arising from business combinations on or after 1st April 2001 is capitalised and amortised using a straight line method over a useful period not exceeding 20 years. Such goodwill was previously written off directly to reserves in the year of acquisition. As SAS 22 (revised 2000) has been applied on a prospective basis, the gain or loss arising from the disposal of a subsidiary or associated company will include the attributable goodwill that was previously written off directly to reserves.

LITIGATION

10. There are no legal or arbitration proceedings pending or, so far as the Directors are aware, threatened against the Issuer the outcome of which, in the opinion of the Directors, may have or have had during the 12 months prior to the date of this Supplemental Information Memorandum a material adverse effect on the financial position of the Group.

STATEMENT BY DIRECTORS

11. This Supplemental Information Memorandum has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given in this Supplemental Information Memorandum and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts the omission of which would make any statement herein misleading, and that, subject always to the statements contained in the Notice on pages 1 to 3 of this Supplemental Information Memorandum, this Supplemental Information Memorandum, when read together with the Information Memorandum, constitutes full and true disclosure of all material facts about the Group.

APPENDIX II

AUDITED FINANCIAL STATEMENTS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED AND ITS SUBSIDIARIES FOR THE FINANCIAL YEAR ENDED 31ST MARCH 2002

This information in this Appendix II has been reproduced from pages 61 to 96 of the Annual Report of the Issuer for the financial year ended 31st March 2002 in its entirety (including page numbering) and has not been specifically prepared for inclusion in this Supplemental Information Memorandum.

PROFIT AND LOSS ACCOUNTS

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)		Group		Company	
	Notes	2001-2002	2000-2001	2001-2002	2000-2001
REVENUE	3	895,279	887,156	70,864	56,056
EXPENDITURE					
Staff costs	28	(324,303)	(406,612)	(12,961)	(15,149)
Raw materials		(67,469)	(70,949)	-	-
Licensing fees		(64,416)	(64,660)	-	-
Depreciation charges		(56,824)	(39,985)	(26,309)	(19,611)
Company accommodation and utilities		(54,116)	(51,728)	(7,057)	(7,426)
Other costs		(61,435)	(58,622)	(5,265)	(4,912)
		(628,563)	(692,556)	(51,592)	(47,098)
OPERATING PROFIT	4	266,716	194,600	19,272	8,958
Interest on borrowings	5	(5,938)	(4,714)	(9,309)	(8,804)
Interest income	6	3,996	2,903	3,949	2,695
Gross dividends from subsidiary companies		-	-	135,223	145,245
Gross dividends from associated companies		-	-	18,067	9,836
Gross dividends from long-term investment		615	418	615	418
Gain on liquidation of a subsidiary company		-	-	-	3,641
Share of results of associated companies		22,486	17,732	-	-
Amortisation of goodwill		(429)	-	-	-
PROFIT BEFORE TAXATION		287,446	210,939	167,817	161,989
Taxation	7	(74,659)	(40,313)	(44,277)	(33,826)
PROFIT AFTER TAXATION		212,787	170,626	123,540	128,163
Minority interests		70	-	-	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		212,857	170,626	123,540	128,163
BASIC EARNINGS PER SHARE (CENTS)	9	21.3	17.1		
DILUTED EARNINGS PER SHARE (CENTS)	9	21.3	17.1		

The notes on pages 66 to 93 form an integral part of the financial statements.

BALANCE SHEETS

As At 31 March 2002

(In Singapore Dollar Thousands)	Notes	Group 2002	Group 2001	Company 2002	Company 2001
SHARE CAPITAL					
Authorised	10	200,000	200,000	200,000	200,000
Issued and fully-paid	10	100,000	100,000	100,000	100,000
RESERVES					
Distributable					
Revenue reserve		819,496	650,065	419,881	341,641
Foreign currency translation reserve		9,939	10,567	-	-
Non-distributable					
Statutory reserve		822	626	-	-
	11	830,257	661,258	419,881	341,641
SHARE CAPITAL AND RESERVES		930,257	761,258	519,881	441,641
MINORITY INTERESTS		470	-	-	-
DEFERRED TAXATION	12	113,298	102,335	60,778	55,104
NOTES PAYABLE	13	200,000	200,000	200,000	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	14	48,016	47,398	48,016	47,398
TERM LOAN	15	1,483	2,102	-	-
HIRE PURCHASE CREDITORS	16	9	193	-	-
		1,293,533	1,113,286	828,675	744,143
Represented by:					
FIXED ASSETS	17				
Leasehold land and buildings		617,224	440,642	614,597	437,893
Progress payments		8,831	247,584	432	175,169
Others		231,391	145,382	2,529	1,686
		857,446	833,608	617,558	614,748
INVESTMENT IN SUBSIDIARY COMPANIES	18	-	-	37,275	36,015
LONG-TERM INVESTMENTS	19	7,886	10,582	7,886	10,582
ASSOCIATED COMPANIES	20	122,195	77,336	92,722	42,912
GOODWILL	21	8,156	-	-	-
LOAN TO THIRD PARTY	22	48,016	47,398	48,016	47,398
CURRENT ASSETS					
Trade debtors	23	56,931	55,164	37	56
Other debtors	24	31,560	36,905	29,521	35,412
Related companies	25	293,729	224,398	247,146	150,549
Associated companies	20	757	3,061	733	2,904
Stocks	26	8,745	10,368	465	633
Bank fixed deposits		46,208	24,048	42,707	23,547
Cash and bank balance		6,252	6,352	2,028	1,278
		444,182	360,296	322,637	214,379
Less:					
CURRENT LIABILITIES					
Term loan	15	620	620	-	-
Trade creditors		52,503	123,335	3,945	3,487
Other creditors	27	70,517	54,289	33,577	32,492
Related companies	25	-	-	255,812	185,636
Provision for taxation		70,708	37,690	4,085	276
		194,348	215,934	297,419	221,891
NET CURRENT ASSETS/(LIABILITIES)		249,834	144,362	25,218	(7,512)
		1,293,533	1,113,286	828,675	744,143

The notes on pages 66 to 93 form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)

	Notes	Share Capital	Revenue Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total Shareholders' Equity
GROUP						
Balance at 1 April 2000						
- As previously stated		100,000	502,479	569	7,866	610,914
- Effect of adopting SAS12		-	(8,083)	-	-	(8,083)
- As restated		100,000	494,396	569	7,866	602,831
Transfer to statutory reserve		-	(57)	57	-	-
Foreign currency translation adjustment		-	-	-	2,701	2,701
Net gain/(loss) not recognised in the profit and loss accounts		-	(57)	57	2,701	2,701
Profit attributable to shareholders for the year						
- As previously stated		-	175,011	-	-	175,011
- Effect of adopting SAS12		-	(4,385)	-	-	(4,385)
- As restated		-	170,626	-	-	170,626
Dividends, net						
- As previously stated		-	(45,100)	-	-	(45,100)
- Effect of adopting SAS10		-	30,200	-	-	30,200
As restated	8	-	(14,900)	-	-	(14,900)
Balance at 31 March 2001		100,000	650,065	626	10,567	761,258
Transfer to statutory reserve		-	(196)	196	-	-
Share of an associated company's revenue reserve arising from equity accounting		-	2,070	-	-	2,070
Foreign currency translation adjustment		-	-	-	(628)	(628)
Net gain/(loss) not recognised in the profit and loss accounts		-	1,874	196	(628)	1,442
Profit attributable to shareholders for the year		-	212,857	-	-	212,857
Dividends, net	8	-	(45,300)	-	-	(45,300)
Balance at 31 March 2002		100,000	819,496	822	9,939	930,257

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 66 to 93 form an integral part of the financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)

	Notes	Share Capital	Revenue Reserve	Total Shareholders' Equity
COMPANY				
Balance at 1 April 2000				
- As previously stated		100,000	233,641	333,641
- Effect of adopting SAS12		-	(5,263)	(5,263)
- As restated		100,000	228,378	328,378
Profit attributable to shareholders for the year				
- As previously stated		-	129,704	129,704
- Effect of adopting SAS12		-	(1,541)	(1,541)
- As restated		-	128,163	128,163
Dividends, net				
- As previously stated		-	(45,100)	(45,100)
- Effect of adopting SAS10		-	30,200	30,200
- As restated	8	-	(14,900)	(14,900)
Balance at 31 March 2001		100,000	341,641	441,641
Profit attributable to shareholders for the year		-	123,540	123,540
Dividends, net	8	-	(45,300)	(45,300)
Balance at 31 March 2002		100,000	419,881	519,881

The notes on pages 66 to 93 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended 31 March 2002

(In Singapore Dollar Thousands)

	Notes	2001-2002	2000-2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		287,446	210,939
Adjustments for:			
Interest income		(3,996)	(2,903)
Interest on borrowings		5,938	4,714
Dividend from long-term investment		(615)	(418)
Depreciation of fixed assets		56,824	39,985
Gain on sale of fixed assets		(973)	(26)
Share of results of associated companies		(22,486)	(17,732)
Amortisation of goodwill		429	-
Operating profit before working capital changes		322,567	234,559
Increase in debtors		(2,099)	(5,430)
Decrease/(Increase) in stocks		1,623	(1,271)
Increase in amounts owing by related companies		(7,205)	(7,669)
(Decrease)/Increase in creditors		(92,078)	17,107
Increase in amounts due from associated companies		(29)	(299)
Cash generated from operations		222,779	236,997
Interest paid to third parties		(5,890)	(579)
Tax paid		(21,230)	(33,702)
NET CASH PROVIDED BY OPERATING ACTIVITIES		195,659	202,716
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets	29	(43,108)	(91,972)
Investment in associated companies		(45,618)	-
Purchase of long-term investments		-	(2,696)
Loans to third parties and associated companies		-	(485)
Repayment of loan from associated companies		1,498	-
Dividends from associated companies		15,776	9,393
Proceeds from sale of fixed assets		1,056	286
Interest received from deposits		3,672	2,933
Dividends received from long-term investments		615	418
Interest paid to immediate holding company		-	(4,221)
NET CASH USED IN INVESTING ACTIVITIES		(66,109)	(86,344)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds of notes issued during the year		-	200,000
Repayment of term loans		(620)	(15,620)
Issuance of shares by a subsidiary company to a minority shareholder		540	-
Repayment of loan to immediate holding company		-	(160,000)
Repayment of hire purchase creditor		(394)	(381)
Dividends paid		(45,300)	(14,900)
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES		(45,774)	9,099
NET INCREASE IN CASH AND CASH EQUIVALENTS		83,776	125,471
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	29	170,280	44,809
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	29	254,056	170,280

The notes on pages 66 to 93 form an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

1. GENERAL

The consolidated financial statements of Singapore Airport Terminal Services Limited ("the Company") for the year ended 31 March 2002 were authorised for issue in accordance with a resolution of the Directors on 16 May 2002.

The Company is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited. The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

There have been no significant changes in the nature of these activities during the financial year.

2. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) Basis of accounting

The financial statements of the Company and of the Group, which are expressed in Singapore dollars, are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and the applicable provisions of the Companies Act, Cap.50.

The accounting policies have been consistently applied by the Group and, except for the change in accounting policies discussed more fully below, are consistent with those used in the previous year.

(b) Changes in accounting policies

During the year, the Company and the Group complied with the revised/new Statements of Accounting Standard ("SAS") which were effective from 1 April 2001, and modified certain accounting policies. The effects of these changes on the financial statements were :

SAS 10 (2000) Events after the Balance Sheet Date

Under SAS 10 (2000), dividends proposed or declared after the balance sheet date are no longer recognised as a liability as at the balance sheet date.

SAS 12 (revised 2001) Income Taxes

Under SAS 12 (revised 2001), a deferred tax liability is now recognised for all taxable temporary differences. Previously deferred tax liabilities were recognised on account of differences only to the extent that a tax liability was expected to materialise in the foreseeable future.

31 March 2002 (In Singapore Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(b) Changes in accounting policies (cont'd)

SAS 22 (revised 2000) Business Combination

Under SAS 22 (revised 2000), goodwill arising from business combinations on or after 1 April 2001 is capitalised and amortised using a straight-line method over a useful period not exceeding 20 years. Such goodwill was previously written off directly to reserves in the year of acquisition. As SAS 22 (revised 2000) has been applied on a prospective basis, the gain or loss arising from the disposal of a subsidiary or associated company will include the attributable goodwill that was previously written off directly to reserves.

Further information on the effects of adopting the new and revised SAS is disclosed in the Statement of Changes in Shareholders' Equity.

(c) Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the year ended 31 March. A list of the Group's subsidiary companies is shown in note 18 to the financial statements.

(d) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the profit and loss accounts. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the profit and loss accounts.

(e) Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write- down their cost to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows :

Leasehold land and buildings	-	over the term of the lease or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	-	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	-	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(f) Unquoted investments

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any permanent impairment in value.

(g) Income from investments

Dividend income from investments is recognised when the shareholder right to receive payments is established. Interest income from investments and fixed deposits is accrued on a day-to-day basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h) Subsidiary and associated companies

Shares in subsidiary and associated companies are stated at cost. Provision is made for any permanent impairment in value.

Subsidiary companies are those companies in which the Group holds more than 50% of the issued share capital and over which the Group exercises management control.

An associated company is defined as a company, not being a subsidiary, in which the Group has a long-term interest of not less than 20% in the equity and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the results of associated companies is included in the consolidated profit and loss accounts of the Group and the Group's share of the post-acquisition changes in shareholder's equity is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated company concerned, made up as appropriate, to the end of the financial year.

(i) Stocks

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis.

(j) Trade and other debtors

Trade and other debtors, which generally have 30-90 days terms, are recognised and carried at original invoiced amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Amounts owing by the holding company and the related companies are recognised and carried at cost.

(k) Trade and other creditors

Trade and other creditors, which are normally settled on 30-90 days terms, are carried at cost which is the fair value of the consideration to be paid in the future for the goods and services received, whether or not billed to the Group.

Amounts owing to the holding company and the related companies are carried at cost.

(l) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(m) Leased assets

Where assets are financed by lease agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright at the values equivalent to the principal values of total rental payable during the periods of the leases and the corresponding lease commitments are included under liabilities. Lease payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss accounts. Depreciation on the relevant assets is charged to the profit and loss accounts.

Annual rentals on operating leases are charged to the profit and loss accounts.

(n) Deferred taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Deferred taxation (cont'd)

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. For deductible temporary differences associated with investments in subsidiaries and associated companies, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or subsequently enacted at the balance sheet date.

(o) Goodwill

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition represents goodwill. Goodwill is amortised using the straight-line method over a period not exceeding 20 years. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

(p) Foreign Currencies

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing on the dates of transactions. All foreign currency monetary assets and liabilities are stated on the balance sheet at year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from the conversion of current assets and liabilities are dealt with in the profit and loss accounts.

For the purposes of the group accounts, the net assets of the associated companies incorporated or established in foreign jurisdictions are translated into Singapore dollars at the exchange rates prevailing on the balance sheet date. The resultant gain or loss on translation is taken to the foreign currency translation reserve.

(q) Revenue recognition

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon the rendering of services.

(r) Employee benefits

Defined contribution plans

As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees. The Group's companies also contribute to its immediate holding company's group pension scheme, the SIA Singapore Provident Fund, for the benefits of certain of its employees. Such contributions are recognised as compensation expense in the same period as the employment that gives rise to the contributions.

Equity Compensation Plan

The Company has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. There are no charges to the earnings upon the grant or exercise of the options because the exercise price approximates the market value of the shares on the date of grant.

Details of the Plan are disclosed in Note 28 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(s) Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, bank fixed deposits and deposits with the immediate holding company.

3. REVENUE (IN $ THOUSANDS)

(a) Revenue

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services and airport cargo delivery management services rendered by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
External customers	371,508	369,045	6,661	5,016
Immediate holding company	417,780	498,214	1,555	2,103
Subsidiary companies	-	-	60,583	47,928
Related companies	105,991	19,897	2,065	1,009
	895,279	887,156	70,864	56,056

(b) Analysis by activity

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Inflight catering services	406,281	412,413	-	-
Ground handling services	425,834	418,040	-	-
Others	63,164	56,703	70,864	56,056
	895,279	887,156	70,864	56,056

4. OPERATING PROFIT (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Operating profit is stated after charging/(crediting) :				
Depreciation of fixed assets	56,824	39,985	26,309	19,611
Directors' emoluments				
- Directors of the Company	266	327	266	327
- Other directors of subsidiary companies	1,243	1,007	-	-
Auditors' remuneration				
- Audit fee	124	120	32	32
- Non-audit fee	211	94	154	50
Exchange gain, net	(910)	(955)	(910)	(955)
Gain on sale of fixed assets	(973)	(26)	(810)	(173)
Provision for doubtful debts	26	54	-	-
Bad debts written-off	38	5	-	-

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

5. INTEREST ON BORROWINGS (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Interest expense on:				
Loan from immediate holding company	-	4,140	-	4,140
Loan from third parties	5,938	574	5,872	455
Deposit from subsidiary companies	-	-	3,437	4,209
	5,938	4,714	9,309	8,804

6. INTEREST INCOME (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Interest income from :				
Immediate holding company	2,662	1,405	2,662	1,254
Third parties	1,145	1,296	1,098	1,240
Associated companies	189	202	189	201
	3,996	2,903	3,949	2,695

7. TAXATION (IN $ THOUSANDS)

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Taxation in respect of profit for the year :				
Current taxation	62,384	26,036	37,476	32,276
Deferred taxation (Note 12)	10,963	13,094	5,674	1,941
Over accrual in respect of prior years	(2,310)	(1,726)	(268)	(1,252)
Associated companies	3,622	2,909	1,395	861
	74,659	40,313	44,277	33,826

The current year's taxation charge for the Group and the Company is computed after taking into account non-taxable income and non-deductible expenses, and therefore differs from the amount determined by applying the statutory tax rate to the financial year's profit.

7. TAXATION (IN $ THOUSANDS) (cont'd)

A reconciliation of the statutory tax rate to the Group and the Company's effective tax rate applicable to profit before taxation was as follows:

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Profit before taxation for the year	287,446	210,939	167,817	161,989
Taxation on profit before taxation for the year at 24.5%	70,424	51,680	41,115	39,688
Adjustments				
Permanent differences/expenses not deductible for tax purposes	4,114	(2,959)	2,187	(4,017)
Investment allowance	(1,530)	(5,056)	-	-
Additional tax on income of an associated company whose effective tax rate is higher than the statutory tax rate	4,159	2,275	1,396	1,608
Changes in statutory tax rate	-	(2,742)	-	(1,607)
Others	(198)	(1,159)	(153)	(594)
Current financial year's taxation charge	76,969	42,039	44,545	35,078
Comprising:				
Current taxation	62,384	26,036	37,476	32,276
Deferred taxation	10,963	13,094	5,674	1,941
Associated companies	3,622	2,909	1,395	861
	76,969	42,039	44,545	35,078

8. DIVIDENDS (IN $ THOUSANDS)

	Group	
	2001-2002	2000-2001
Final dividend of 4 cents per ordinary share of $0.10 each less 24.5% tax in respect of previous financial year	30,200	-
Interim dividend of 2 cents per ordinary share of $0.10 each less 24.5% (2001:25.5%) tax in respect of current financial year	15,100	14,900
	45,300	14,900

The Directors propose that a final dividend of 4 cents per ordinary share of $0.10 less 22.0% tax, amounting to $31,200,000, be paid for the financial year ended 31 March 2002.

NOTES TO FINANCIAL STATEMENTS

9. EARNINGS PER SHARE

	Group	
	2001-2002	2000-2001
Profit attributable to shareholders (in $ Thousands)	212,857	170,626

	Group	
	31 March	
	2002	2001
Weighted average number of ordinary shares in issue used for computing basic earnings per share	1,000,000,000	1,000,000,000
Adjustment for share options	-	-
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	1,000,000,000	1,000,000,000
Basic earnings per share (cents)	21.3	17.1
Diluted earnings per share (cents)	21.3	17.1

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values.

10. SHARE CAPITAL (IN $ THOUSANDS)

	Group and Company	
	31 March	
	2002	2001
Authorised :		
Balance at beginning and end of the year 2,000,000,000 ordinary shares of $0.10 each	200,000	200,000
Issued and fully-paid:		
Balance at beginning and end of the year 1,000,000,000 ordinary shares of $0.10 each	100,000	100,000

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

11. RESERVES (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	**2002**	2001
Revenue reserve	819,496	650,065	419,881	341,641
Foreign currency translation reserve	9,939	10,567	-	-
Total distributable reserves	829,435	660,632	419,881	341,641
Non-distributable statutory reserve	822	626	-	-
Total reserves	830,257	661,258	419,881	341,641

12. DEFERRED TAXATION (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	**2002**	2001
Balance at beginning of year				
- As previously stated	89,867	81,158	48,300	47,900
- Effect of adopting SAS12	12,468	8,083	6,804	5,263
- As restated	102,335	89,241	55,104	53,163
Provided during the year (Note 7)				
- As previously stated	10,963	8,709	5,674	400
- Effect of adopting SAS12	-	4,385	-	1,541
- As restated	10,963	13,094	5,674	1,941
Balance at end of year	113,298	102,335	60,778	55,104
The deferred taxation principally arises as a result of :				
Excess of net book value over tax written down value of fixed assets	95,963	90,416	50,738	48,307
Undistributed profits of overseas associated companies and unremitted foreign income	18,134	12,468	9,767	6,804
Provisions	(799)	(549)	273	(7)
	113,298	102,335	60,778	55,104

13. NOTES PAYABLE

Notes payable refers to unsecured medium-term notes which bear effective interest at 2.94% per annum and are repayable on 29 March 2004.

14. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 22). It is unsecured and bears interest rates ranging from 2.28% to 4.23% (2001: 5.77% to 7.29%) per annum. The loan is scheduled to mature on 28 March 2007.

15. TERM LOAN

The unsecured term loan is repayable over 10 years commencing 31 July 1996 and bears interest at 1/4% per annum above the one month (Singapore) swap offer rate for the first five years and 3/8% per annum above the one month (Singapore) swap offer rate for the next five years. In respect of the current financial year, interest rates ranged from 1.185% to 2.815% (2001: 2.47% to 3.21%) per annum.

16. HIRE PURCHASE CREDITORS (IN $ THOUSANDS)

	Group	
	31 March	
	2002	2001
Repayable within one year (included in other creditors)	184	394
Repayable after one year	9	193
	193	587

	Group			
	31 March			
	2002		2001	
	Minimum payments	Present Value of Payments	Minimum payments	Present Value of Payments
Within one year	186	184	408	394
After one year but not more than five years	9	9	195	193
Total future lease payments	195	193	603	587
Amounts representing interest	(2)	-	(16)	-
Present value of minimum lease payments	193	193	587	587

The average discount rate implicit in the hire purchase is 3.5% (2001:3.5%) per annum.

17. FIXED ASSETS (IN $ THOUSANDS)

	At 1.4.01	Reclassi-fications	Additions	Disposals	At 31.3.02
GROUP					
Cost					
Leasehold land and buildings	550,822	174,529	27,702	-	753,053
Office fittings and fixtures	17,201	224	308	(1,636)	16,097
Fixed ground support equipment	246,583	62,691	27,060	(5,867)	330,467
Mobile ground support equipment	58,650	-	1,502	(6,462)	53,690
Office and commercial equipment	33,184	4,984	18,783	(5,610)	51,341
Motor vehicles	27,857	-	1,715	(153)	29,419
	934,297	242,428	77,070	(19,728)	1,234,067
Progress payments	247,584	(242,428)	3,675	-	8,831
	1,181,881	-	80,745	(19,728)	1,242,898
Accumulated depreciation					
Leasehold land and buildings	110,180	-	25,649	-	135,829
Office fittings and fixtures	13,226	-	973	(1,561)	12,638
Fixed ground support equipment	126,305	-	21,374	(5,864)	141,815
Mobile ground support equipment	50,836	-	1,948	(6,462)	46,322
Office and commercial equipment	23,315	-	5,424	(5,605)	23,134
Motor vehicles	24,411	-	1,456	(153)	25,714
	348,273	-	56,824	(19,645)	385,452
Net book value	833,608				857,446

The net book value of fixed assets under hire purchase amounted to approximately $1,027,437 (2001:$1,280,970).

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

17. FIXED ASSETS (IN $ THOUSANDS) (cont'd)

	At 1.4.01	Reclassi-fications	Additions	Disposals	Transfer from subsidiary companies	At 31.3.02
Company						
Cost						
Leasehold land and buildings	547,233	174,480	27,702	-	17	749,432
Fixed ground support equipment	1,150	-	-	-	7	1,157
Mobile ground support equipment	14,972	-	-	(4,871)	26	10,127
Office and commercial equipment	2,227	351	1,324	(37)	638	4,503
Motor vehicles	5,593	-	-	-	31	5,624
	571,175	174,831	29,026	(4,908)	719	770,843
Progress payments	175,169	(174,831)	94	-	-	432
	746,344	-	29,120	(4,908)	719	771,275
Accumulated depreciation						
Leasehold land and buildings	109,340	-	25,478	-	17	134,835
Fixed ground support equipment	1,150	-	-	-	7	1,157
Mobile ground support equipment	14,807	-	31	(4,871)	26	9,993
Office and commercial equipment	744	-	787	(36)	638	2,133
Motor vehicles	5,555	-	13	-	31	5,599
	131,596	-	26,309	(4,907)	719	153,717
Net book value	614,748					617,558

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Depreciation charge for the financial year				
Leasehold land and buildings	25,649	19,041	25,478	18,871
Office fittings and fixtures	973	1,141	-	-
Fixed ground support equipment	21,374	13,142	-	1
Mobile ground support equipment	1,948	1,603	31	30
Office and commercial equipment	5,424	3,686	787	701
Motor vehicles	1,456	1,372	13	8
	56,824	39,985	26,309	19,611

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

18. INVESTMENT IN SUBSIDIARY COMPANIES (IN $ THOUSANDS)

	Company	
	31 March	
	2002	2001
Unquoted shares, at cost	37,275	36,015

The subsidiary companies are:

Name of companies (Country of Incorporation)	Principal activities (Place of business)	Cost to Company 31 March 2002	2001	Percentage of equity held 31 March 2002	2001
				%	%
Held by the Company					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	16,500	16,500	100	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	14,000	14,000	100	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	3,000	3,000	100	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	2,515	2,515	100	100
Aerolog Express Pte Ltd (Singapore)	Air cargo delivery management services (Singapore)	1,260	-	70	-
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	#	#	100	100
		37,275	36,015		

# Denotes less than $1,000.

19. LONG-TERM INVESTMENTS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Unquoted equity investments at cost	7,886	15,434	7,886	15,434
Provision for impairment	-	(4,852)	-	(4,852)
	7,886	10,582	7,886	10,582

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

20. ASSOCIATED COMPANIES (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Unquoted shares, at cost	96,519	47,309	96,519	47,309
Provision for impairment	(3,313)	(3,313)	(4,735)	(4,735)
Goodwill on acquisition	(9,324)	(739)	-	-
	83,882	43,257	91,784	42,574
Share of post-acquisition profits of associated companies	26,614	22,548	-	-
Share of statutory reserves of associated companies	822	626	-	-
Foreign currency translation adjustment	9,939	10,567	-	-
	37,375	33,741	-	-
Amounts receivable on :				
current account	297	503	273	346
loans due from associated companies	1,398	2,896	1,398	2,896
	122,952	80,397	93,455	45,816
Receivable within one year	(757)	(3,061)	(733)	(2,904)
	122,195	77,336	92,722	42,912

The loans due from associated companies bear interest between 3% and 19.453% (2001:3% and 12.6%) per annum. The loans are due from two associated companies, of which an amount of $460,125 is due in July 2002 and the remaining amount of $937,820 is payable by 30 April 2003.

The amounts receivable on current account are interest-free and have no fixed terms of repayment.

20. ASSOCIATED COMPANIES (IN $ THOUSANDS) (cont'd)

The associated companies are:

Name of company (Country of Incorporation)	Principal activities (Place of business)	Cost to Company 31 March 2002	Cost to Company 31 March 2001	Percentage of equity held 31 March 2002 %	Percentage of equity held 31 March 2001 %
Maldives Inflight Catering Private Ltd (Republic of Maldives)	Inflight catering services (Republic of Maldives)	287	287	35.0	35.0
Beijing Airport Inflight Kitchen Ltd (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	13,882	13,882	40.0	40.0
Beijing Aviation Ground Services Co Ltd (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	5,710	5,710	40.0	40.0
AVISERV LTD (Ireland)	Inflight catering services (Pakistan)	3,313	3,313	49.0	49.0
Tan Son Nhat Cargo Services Ltd (Vietnam)	Airport ground handling services (Vietnam)	1,958	1,958	30.0	30.0
Asia Airfreight Terminal Co Ltd (Hong Kong)	Airport ground handling services (Hong Kong)	16,162	16,162	24.5	24.5
SERVAIR – SATS Holding Company Pte Ltd (Singapore)	Investment holding company (Singapore)	509	509	49.0	49.0
MacroAsia-Eurest Catering Services, Inc (Philippines)	Inflight catering services (Philippines)	2,027	2,027	20.0	20.0
Taj Madras Flight Kitchen Limited (India)	Inflight catering services (India)	1,901	1,901	30.0	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd (Singapore)	Dormant (Singapore)	1,560	1,560	24.0	24.0
Evergreen Airline Services Corporation (Taiwan)	Airport ground handling services (Taiwan)	4,893	-	20.0	-
Evergreen Air Cargo Services Corporation (Taiwan)	Air cargo handling services (Taiwan)	13,057	-	20.0	-
Taj SATS Air Catering Limited (India)	Catering services (India)	31,260	-	49.0	-
		96,519	47,309		

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

21. GOODWILL (IN $ THOUSANDS)

	Group	
	31 March	
	2002	2001
At Cost		
Balance at beginning of the year	-	-
Goodwill on acquisition	8,585	-
Balance at end of the year	8,585	-
Accumulated amortisation		
Balance at beginning of the year	-	-
Charge for the year	429	-
Balance at end of the year	429	-
Net book value	8,156	-

22. LOAN TO THIRD PARTY

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 2.28% and 4.23% (2001 : 5.77% to 7.29%) per annum. The loan is repayable on 28 March 2007.

23. TRADE DEBTORS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Trade debtors are stated after deducting provision for doubtful debts of	3,825	3,799	30	30
Analysis of the movements in provision for doubtful debts				
Balance at beginning of year	3,799	3,745	30	30
Charge to profit & loss accounts	26	54	-	-
Balance at end of year	3,825	3,799	30	30
Bad debts written off directly to profit and loss accounts	38	5	-	-

NOTES TO FINANCIAL STATEMENTS

24. OTHER DEBTORS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	**2001**	**2002**	**2001**
Staff loans	5,263	6,632	5,230	6,608
Prepaid expenses	2,918	2,154	1,953	1,343
Sundry receivables	2,292	1,207	1,251	549
Tax recoverable	21,087	26,912	21,087	26,912
	31,560	36,905	29,521	35,412

25. RELATED COMPANIES (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	**2001**	**2002**	**2001**
Deposits with immediate holding company	201,596	139,880	201,596	139,880
Amounts owing by/(to) immediate holding company	53,794	82,791	(302)	(750)
Amounts owing by/(to) related companies	38,339	1,727	(322)	(1,420)
Amounts owing by subsidiary companies	-	-	45,550	10,669
Deposits placed by subsidiary companies	-	-	(255,188)	(183,466)
	293,729	224,398	(8,666)	(35,087)
Disclosed as:				
Current assets	293,729	224,398	247,146	150,549
Current liabilities	-	-	(255,812)	(185,636)
	293,729	224,398	(8,666)	(35,087)

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 0.59% to 2.31% (2001: 1.81% to 2.88%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing by subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 0.63% to 2.31% (2001 : 1.79% to 2.92%) per annum.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

26. STOCKS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Food supplies and dry stores	4,802	6,271	-	-
Technical spares	3,456	3,436	-	-
Stationery and office supplies	61	68	52	60
Uniforms	413	573	413	573
Fuel and oil	13	20	-	-
	8,745	10,368	465	633
Stocks are stated after deducting provision for stock obsolescence :				
Food supplies and dry stores	250	104	-	-
Technical spares	500	500	-	-
	750	604	-	-
Analysis of the movements in provision for stock obsolescence :				
Balance at beginning of year	604	450	-	-
Charge to profit and loss accounts	146	391	-	-
Written off against obsolete stocks during the year	-	(237)	-	-
Balance at end of year	750	604	-	-

27. OTHER CREDITORS (IN $ THOUSANDS)

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Tender deposits	1,194	1,341	358	630
Accrued expenses	11,650	14,558	10,862	13,853
Purchase of fixed assets	57,489	37,996	22,357	18,009
Hire purchase creditors (Note 16)	184	394	-	-
	70,517	54,289	33,577	32,492

28. EMPLOYEE BENEFITS

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Number of employees at end of year	9,137	9,318	206	196
(in $ Thousands)				
Staff costs (including executive directors) :				
- Salaries, bonuses and other costs	292,042	366,554	11,822	13,732
- Staff Provident Fund	32,261	40,058	1,139	1,417
	324,303	406,612	12,961	15,149

The SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer - Chairman
Michael Tan Jiak Ngee
Hong Hai

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

Information with respect to the number of options granted under the Plan is as follows :

	Group	
	31 March	
	2002	2001
Outstanding at beginning of the year	32,452,600	18,703,600
Granted	16,784,200	14,788,900
Options not accepted	(1,434,000)	(652,300)
Options lapsed	(492,100)	(387,600)
Outstanding at end of the year	47,310,700	32,452,600
Exercisable at end of the year	17,959,200	275,150

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

28. EMPLOYEE BENEFITS (cont'd)

Details of share options granted during the financial year :

	Group	
	31 March	
	2002	2001
Expiry date	1.7.2011	2.7.2010
Exercise price	$1.54	$2.10
Aggregate proceeds if shares are issued	-	-

No share options were exercised during the financial year.

Terms of share options outstanding as at 31 March 2002 :

Exercise period	Exercise price	Number outstanding	Number exercisable
28.03.2001 to 27.03.2010	$2.50	275,150	275,150
28.03.2002 to 27.03.2010	$2.50	17,324,550	17,324,550
28.03.2003 to 27.03.2010	$2.50	275,150	-
28.03.2004 to 27.03.2010	$2.50	275,150	-
03.07.2001 to 02.07.2010	$2.10	359,500	359,500
03.07.2002 to 02.07.2010	$2.10	12,838,800	-
03.07.2003 to 02.07.2010	$2.10	359,500	-
03.07.2004 to 02.07.2010	$2.10	359,500	-
02.07.2002 to 01.07.2011	$1.54	469,300	-
02.07.2003 to 01.07.2011	$1.54	13,835,500	-
02.07.2004 to 01.07.2011	$1.54	469,300	-
02.07.2005 to 01.07.2011	$1.54	469,300	-
		47,310,700	17,959,200

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

29. CASH AND CASH EQUIVALENTS (IN $ THOUSANDS)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	Group	
	31 March	
	2002	2001
Bank fixed deposits	46,208	24,048
Cash and bank balances	6,252	6,352
Deposits with immediate holding company (Note 25)	201,596	139,880
	254,056	170,280

(b) Analysis of capital expenditure cash flow:

	Group	
	31 March	
	2002	2001
Addition of fixed assets	80,745	126,051
Adjustment for fixed assets acquired under credit terms	(37,637)	(34,079)
Cash invested in fixed assets	43,108	91,972

30. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following are transactions entered into by the Group with related parties at market rates:

	Group		Company	
	2001-2002	2000-2001	2001-2002	2000-2001
Services rendered by:				
Immediate holding company	15,845	14,540	1,569	1,592
Subsidiary companies	-	-	207	669
Related companies	2,031	1,553	119	705
	17,876	16,093	1,895	2,966
Sales to:				
Immediate holding company	417,780	498,214	1,555	2,103
Subsidiary companies	-	-	60,583	47,928
Related companies	105,991	19,897	2,065	1,009
	523,771	518,111	64,203	51,040

Other transactions with related parties are disclosed in Notes 3, 5, 6 and 25.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

31. CAPITAL AND OTHER COMMITMENTS (IN $ THOUSANDS)

(a) The Group has the following commitments for capital expenditure which have not been provided for in the financial statements:-

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Authorised and contracted for	17,991	112,021	3,082	45,927
Authorised but not contracted for	35,447	122,246	1,051	47,529
	53,438	234,267	4,133	93,456

(b) The Group leases a leasehold building and two pieces of leasehold land under lease agreements. The lease of the leasehold building expires on 30 June 2024 and the leases of the leasehold land expire on 30 July 2021 and 30 October 2022. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:-

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
2001-2002	-	2,392	-	2,200
2002-2003	2,190	2,392	1,998	2,200
2003-2004	2,392	2,392	2,200	2,200
2004-2005	2,392	2,392	2,200	2,200
2005-2006	2,392	2,392	2,200	2,200
Remaining years	41,532	41,535	37,828	37,831
	50,898	53,495	46,426	48,831

32. CONTINGENT LIABILITIES (IN $ THOUSANDS)

(a) Contingent liabilities not provided for in the financial statements are as follows:-

	Group		Company	
	31 March		31 March	
	2002	2001	2002	2001
Guarantees given to banks in connection with credit facilities granted to an associated company	-	16,616	-	16,616
Bankers guarantee given with respect to securing work permits for foreign staff and their accommodation	165	325	165	325
	165	16,941	165	16,941

(b) A subsidiary of the Company has entered into a contract with a contractor to design, build and install certain fixed ground support equipment for an airfreight terminal. The contractor has made claims amounting to $23 million against the subsidiary for additional work carried out during the installation of the fixed ground support equipment. The subsidiary has rejected these claims, and is currently in discussion with the contractor. The contractor may initiate arbitration proceedings against the subsidiary to claim for payments for these alleged additional works if the parties cannot reach a satisfactory settlement.

Based on legal and technical advice received and information presently available, the subsidiary believes that it has reasonable grounds to successfully resist these claims. Accordingly no provision has been made for these claims in the accounts of the subsidiary.

33. FINANCIAL INSTRUMENTS

(a) Financial Risk Management Objectives and Policies

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 8 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Foreign Currency Risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency-denominated operating revenues and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

(c) Interest Rate Risk

The Group's earnings are also affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, loans to third parties and associated companies, and its interest expense on the term loan and the loan from immediate holding company.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD and USD.

(d) Counter-Party Risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2002 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed with reputable financial institutions and the immediate holding company. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2002, the Group has trade receivables of $53.8 million (2001:$82.8 million) due from its immediate holding company, and has placed deposits of $201.6 million (2001:$139.9 million) with its immediate holding company.

(e) Liquidity Risk

As at 31 March 2002, the Group had at its disposal, cash and short-term deposits amounting to $254.1 million (2001:$170.3 million). In addition, the Group has available short-term credit facilities of approximately $50 million (2001:$50 million) from an open-ended revolving credit facility granted by a commercial bank. The Group also has an alternative facility to issue notes up to $300 million (2001:$300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash and short-term deposits, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

(f) Derivative Financial Instruments

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption.

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

33. FINANCIAL INSTRUMENTS (cont'd)

(g) Fair values

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:-

	Total carrying amount		Aggregate net fair value	
	31 March		31 March	
	2002	2001	2002	2001
Financial liabilities				
Notes payable (in $ Thousands)	200,000	200,000	201,252	200,000

The carrying values of the unquoted equity investments held as long-term investments are stated at cost of $7,886,000 (2001 : $10,582,000). The fair values of these investments are expected to be above their carrying values.

The carrying amounts of trade and other debtors, cash, deposits, trade and other creditors approximate their fair values due to their short-term nature.

34. STATUTORY INFORMATION REQUIRED BY PARAGRAPH 7 OF THE NINTH SCHEDULE OF THE COMPANIES ACT, CAP. 50

Debts payable by and debts payable to the Company at the balance sheet date were as follows:

(in $ Thousands)	Debts payable by the Company		Debts payable to the Company	
	31 March		31 March	
	2002	2001	2002	2001
Not later than two years	242,231	38,425	47,571	14,178
Later than two years but not later than five years	48,016	200,000	54,184	6,946
More than five years	-	47,398	-	47,398
	290,247	285,823	101,755	68,522

Debts payable by and debts payable to the Company include advances due to/from subsidiary companies.

35. SEGMENT REPORTING (IN $ THOUSANDS)

The Company's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

35. SEGMENT REPORTING (IN $ THOUSANDS) (cont'd)

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2001 and 31 March 2002 and certain asset and liability information regarding the Group's industry segments as at 31 March 2001 and 31 March 2002.

BY INDUSTRY

	Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2002					
Revenue					
External revenue	406,281	425,834	63,164	-	895,279
Inter-segment revenue	745	178	66,941	(67,864)	-
Total revenue	407,026	426,012	130,105	(67,864)	895,279
Operating profit	117,045	109,938	39,733	-	266,716
Interest income	1,725	1,473	4,235	(3,437)	3,996
Interest on borrowings	-	-	(9,375)	3,437	(5,938)
Gross dividends from long-term investment	615	-	-	-	615
Share of results of associated companies	4,835	17,648	3	-	22,486
Amortisation of goodwill	(429)	-	-	-	(429)
Profit before income tax	123,791	129,059	34,596	-	287,446
Tax expense	(28,397)	(31,556)	(14,706)	-	(74,659)
Net profit	95,394	97,503	19,890	-	212,787
As at 31 March, 2002					
Segment assets	531,470	661,410	163,893	-	1,356,773
Associated companies	64,019	65,435	1,654	-	131,108
Total assets	595,489	726,845	165,547	-	1,487,881
Total liabilities	41,673	39,329	292,146	-	373,148
Capital expenditure	14,780	62,933	3,032	-	80,745
Depreciation of fixed assets	23,039	31,161	2,624	-	56,824

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

35. SEGMENT REPORTING (IN $ THOUSANDS) (cont'd)

BY INDUSTRY (cont'd)

-	Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2001					
Revenue					
External revenue	412,413	418,040	56,703	-	887,156
Inter-segment revenue	365	173	53,224	(53,762)	-
Total revenue	412,778	418,213	109,927	(53,762)	887,156
Operating profit	93,342	81,302	23,597	(3,641)	194,600
Interest income	2,203	1,856	3,052	(4,208)	2,903
Interest on borrowings	-	-	(8,922)	4,208	(4,714)
Gross dividends from long-term investment	418	-	-	-	418
Share of results of associated companies	3,625	14,104	3	-	17,732
Profit before income tax	99,588	97,262	17,730	(3,641)	210,939
Tax expense	(21,924)	(17,938)	(451)	-	(40,313)
Net profit	77,664	79,324	17,279	(3,641)	170,626
As at 31 March, 2001					
Segment assets	525,179	608,682	114,962	-	1,248,823
Associated companies	32,433	46,343	1,621	-	80,397
Total assets	557,612	655,025	116,583	-	1,329,220
Total liabilities	68,609	63,306	296,022	-	427,937
Capital expenditure	61,842	62,802	1,407	-	126,051
Depreciation of fixed assets	19,479	18,091	2,415	-	39,985

35. SEGMENT REPORTING (IN $ THOUSANDS) (cont'd)

BY GEOGRAPHICAL LOCATION

	Singapore	Overseas	Total
Financial year ended 31 March 2002			
Revenue	895,279	-	895,279
As at 31 March 2002			
Segment assets	1,304,782	51,991	1,356,773
Associated companies	175	130,933	131,108
Total assets	1,304,957	182,924	1,487,881
Capital expenditure	80,745	-	80,745
Financial year ended 31 March 2001			
Revenue	887,156	-	887,156
As at 31 March 2001			
Segment assets	1,211,798	37,025	1,248,823
Associated companies	172	80,225	80,397
Total assets	1,211,970	117,250	1,329,220
Capital expenditure	126,051	-	126,051

36. ADDITIONAL INFORMATION REQUIRED BY THE SGX-ST.

Directors' Remuneration

The number of directors of the Company whose emoluments fall within the following bands:-

	The Company	
	2001-2002	2000-2001
$500,000 and above	-	-
$250,000 to $499,999	-	-
Below $250,000	7	7
	7	7

NOTES TO FINANCIAL STATEMENTS

31 March 2002 (In Singapore Dollars)

37. SUBSEQUENT EVENT

On 3 May 2002, the Singapore Finance Minister announced the revision in the Singapore corporate tax rate from 24.5% to 22.0%. The provisions for current and deferred tax in these financial statements have not been adjusted to reflect the change in the tax rate. Had they been adjusted, the provision for current tax for the Group and the Company would be reduced by approximately $6.2 million and $0.3 million respectively, and the provision for deferred tax for the Group and the Company would be reduced by approximately $11.6 million and $6.2 million respectively.

38. COMPARATIVE FIGURES

Certain comparative figures have been adjusted in order to provide proper comparison with the current year's presentation. The comparatives have been adjusted to take into account the requirements of the revised Statements of Accounting Standard.

AUDITORS' REPORT

to the Members of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 61 to 93. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2002, the profit and loss accounts and statements of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-

   i) the state of affairs of the Company and of the Group as at 31 March 2002, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 16th day of May, 2002
Singapore